UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

GEOVIC MINING CORP.
(Exact name of registrant as specified in its charter)

Delaware	20-5919886
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

743 Horizon Court, Suite 300A
Grand Junction Colorado 81506
(970) 256-9681
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John E. Sherborne
Chief Executive Officer
743 Horizon Court, Suite 300A
Grand Junction Colorado 81506
(970) 256-9681
(Name, address, including zip code, and telephone number,
including area code of agent for service)

Copies To:

Alan W. Peryam, Esq.
Alan W. Peryam, LLC
1120 Lincoln Street, Suite 1000
Denver, Colorado 80203
(303) 866-0900

Securities to be registered pursuant to Section 12(b) of the Exchange Act:
None
(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

Title of each class to be so registered

Common Stock, par value $0.0001

GEOVIC MINING CORP.

ii

CURRENCY AND EXCHANGE RATE INFORMATION

All dollar references in this Registration Statement are in United States dollars. Unless otherwise indicated, references to “$” or “US$” are to United States dollars and references to “Cdn$” are to Canadian dollars. The Company reports in United States dollars. Accordingly, unless otherwise indicated, all references to “$” or “dollars” in this short form prospectus refer to United States dollars. References to “Cdn$” in this short form prospectus refer to Canadian dollars. The following table sets forth, for each of the years indicated, the year end exchange rate, the average closing rate and the high and low closing exchange rates of one Canadian dollar in exchange for one U.S. dollar as quoted by the Bank of Canada.

	Year Ended December 31,
	2004	2005	2006
High	$0.8493	$0.8695	$0.9134
Low	$0.7160	$0.7878	$0.8479
Average	$0.7689	$0.8256	$0.8818
Year End	$0.8320	$0.8606	$0.8581

The noon exchange rate on May 8, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars was Cdn$1.00 equals $0.9051.

METRIC CONVERSION TABLE

The following table sets out the applicable conversion information for imperial and metric measures:

To convert from Metric	To Imperial	Divide By
Hectares	Acres	0	.404686
Kilometres	Miles	1	.609344
Kilograms	Pounds	0	.453592
Tonnes	Short tons	0	.907185
Metres	Yards	0.9144

FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 10 constitute “forward looking statements.” All statements, other than statements of historical facts, included in these materials and in press releases and public statements by our officers or representatives, that address activities, events or developments that our management expects or anticipates will or may occur in the future, are forward-looking statements, including such things as future business strategy, plans and goals, competitive strengths, expansion and growth of our business, estimated completion dates, estimated exploration expenditures, timing of mine development, operations, proven or probable reserves, mineralized material, current working capital, cash operating costs, and statements made concerning plans and anticipated results of operations.

Often, but not always, forward looking statements can be identified by the use of words such as “plans,” “proposes,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates ,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, “occur” or “be achieved.” Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Such risks and factors include, among others, risks related to the integration of acquisitions, risks related to operations, risks related to joint venture operations, general business, economic, competitive, political and social uncertainties; the actual results of current development activities; actual results of reclamation activities; the outcome of negotiations, conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of metals; possible variations of ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability and uncertainty; insurrection or war; arbitrary changes in law; delays in obtaining governmental approvals, financing or completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Registration Statement. As a result, actual actions, events or results may differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward looking statements contained herein are made as of the date of the Registration Statement and we disclaim any obligation to update any forward looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein.

Forward looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented here, the industries involve risks and uncertainties and are subject to change based on various factors.

ITEM 1. BUSINESS

CORPORATE AND BUSINESS DEVELOPMENT

Name and Address

Geovic Mining Corp. (the “Company” or “Geovic Mining”) has its executive offices at 743 Horizon Court, Suite 300A, Grand Junction, Colorado, USA, 81506. Our registered agent is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, USA, 19808.

Incorporation

The Company was incorporated under the Business Corporations Act (Alberta) on August 27, 1984, commenced business on March 1, 1988, and was continued into Ontario on November 8, 2001. The Company’s common stock was publicly traded on the Toronto Stock Exchange--Venture from November 18, 1988 until August 8, 2006, when trading was halted. On November 17, 2006, we effected a reverse stock split of our outstanding shares on the basis of 2.344 common shares into one common share, reducing our outstanding shares before the Acquisition described below to 1,000,000 shares. On November 21, 2006, we became domesticated as a Delaware corporation and changed our name from “Resource Equity Ltd.” to “Geovic Mining Corp.”

Intercorporate Relationships

On December 1, 2006, we completed a reverse take-over transaction (the “RTO” or the “Acquisition”) with the result that we hold 100% of the issued and outstanding shares of each of “Geovic, Ltd.” (“Geovic”) and “Geovic Finance Corp.” (“FinCo”). Geovic owns 60% of Geovic Cameroon PLC (“GeoCam”), a private corporation existing under the laws of Cameroon. The Acquisition was completed pursuant to an agreement (the “Arrangement Agreement”) dated as of September 20, 2006, as amended October 31, 2006, entered into between the Company, Geovic, FinCo and William A. Buckovic (“Buckovic”), the founder of Geovic. For financial reporting purposes, Geovic is treated as the acquiring entity. Geovic is our principal operating entity, and employs all our employees.

In anticipation of the RTO, incorporated a new wholly owned subsidiary, named Ironbark Capital Corporation (“Ironbark”) was incorporated and Ironbark assumed our historical business conducted before the RTO. On November 30, 2006, we made a pro rata distribution to our shareholders of all the shares of Ironbark (the “Ironbark shares”), which held all of the non-cash assets, consisting of marketable securities and intellectual property, related to our previous business activities. Accordingly, since December 1, 2006 we have had no intercorporate relationship with Ironbark and no ownership interest in our former business or assets.

The following chart illustrates the current intercorporate relationships among the Company and its subsidiaries as of April 30, 2007.

Note:
(1) FinCo is being liquidated and dissolved under the laws of Cayman Islands.

Recent History

We completed the Acquisition December 1, 2006, and our principal business since that time is operating the business of Geovic. As we have no continuing interest in Ironbark or the Ironbark shares we have omitted any discussion of our prior business. Below is a summary of the recent development of our business.

Geovic, Ltd.

Prior to the Acquisition, Geovic was a private international mineral exploration company organized in 1994 and based in Grand Junction, Colorado with a focus on specialty and strategic metals, from project conception to production. Geovic was devoted to exploring and potentially developing a primary cobalt deposit in the Republic of Cameroon, Africa. Geovic owned 55.5% and Mr. Buckovic 5.0% of GeoCam. GeoCam entered into a Mining Convention with the Republic of Cameroon in 2002, and subsequently received a Mining Permit (the “Mining Permit”) in 2003 granting exclusive mining rights to a cobalt-nickel deposit located by Mr. Buckovic. GeoCam controls 100% of the Mining Permit for the Nkamouna Cobalt Project, the Mada Project and five other resource deposits located in Cameroon (the “Cameroon Properties”). Geovic’s sole business focus has been to advance its interest in the Cameroon Properties during this period.

An independent engineering pre-feasibility study and technical reports were completed in 2006 by qualified independent consulting firms retained by Geovic. From inception through 2005 Geovic raised approximately $16 million from private investors and in 2006, Geovic raised an additional $4.515 million from private investors.

Geovic on behalf of GeoCam completed a draft environmental and Social Impact Assessment (“ESIA”) and related documents in 2004. In 2006, GeoCam submitted the ESIA and related documents to the Government of Cameroon and completed 16 public hearings on the environmental aspects of the project in Cameroon. In 2006 a bankable final feasibility study for the Nkamouna project was commissioned from an unaffiliated consulting firm.

Geovic Finance Corp.

FinCo was incorporated for the sole purpose of providing equity financing in connection with the Acquisition. FinCo is a private Cayman Islands corporation with no material assets, and has not carried on any operations since it was incorporated. FinCo is being voluntarily dissolved.

The RTO

Upon completion of the RTO and as contemplated by the Arrangement Agreement, we acquired all of the issued and outstanding securities of Geovic and of FinCo and 45 shares, representing 4.5%, of GeoCam (“GeoCam shares”) from Buckovic, the founder of Geovic and a 5% shareholder of GeoCam. We acquired all Geovic outstanding common stock (“Geovic shares”) from Geovic shareholders by exchanging two of our shares for each Geovic Share and the 45 GeoCam shares from Buckovic in exchange of 1.25 million shares of our common stock.

In addition, all outstanding Geovic Options and Geovic Warrants were canceled and in exchange therefor we issued Company Options and Company Warrants to the respective holders. Geovic Option Holders received two Company Options for each one Geovic Option canceled and Geovic Warrant Holders received one Company Warrant for each Geovic Warrant surrendered, exercisable at $1.75 per Warrant, half of the original exercise price.

We also acquired all the outstanding common stock, preferred stock and warrants of FinCo in exchange for a like number of shares of our common stock, our Series A Preferred Stock and our warrants. FinCo’s sole asset consisted of Cdn$11.7 million ($10.2 million), of which the net proceeds after offering and transactions costs were Cdn$10.9 million ($9.5 million) which it raised privately in November 2006, in anticipation of the RTO.

Also, options to purchase FinCo common shares, issued as commissions in connection with FinCo’s financing (described below) were canceled and in exchange, we issued compensation options to those holders entitling each holder to purchase a like number of shares of our common stock on the same terms as the FinCo compensation options.

As a result of the RTO, Geovic and FinCo became our wholly owned subsidiaries and we increased our indirect ownership of GeoCam to 60%, we raised additional capital and our common stock and certain of our warrants began trading on the Toronto Venture Exchange (“TSXV”), as described below.

The Subscription Receipt Financing

In anticipation of the RTO, FinCo and Geovic entered into an agency agreement with a syndicate of agents based in Toronto in connection with a private placement, on a best effort basis, by FinCo of 6,000,000 subscription receipts at a price of Cdn$1.95 per subscription receipt for gross proceeds of Cdn$11,700,000 (the “Subscription Receipt Financing”). Each subscription receipt was automatically exchangeable, immediately prior to the completion of the RTO, without payment of any further consideration into one FinCo common share and one half of a transferable warrant, each whole warrant entitling the holder to acquire one FinCo common share at an exercise price of Cdn$2.75 per share for a period of five years from November 3, 2006, the closing of the offering. As described above, all securities issued in connection with the Subscription Receipt Financing were exchanged for similar securities issued by the Company at completion of the RTO.

Commencement of Public Trading

Following the completion of the RTO, on December 4, 2006, our common stock commenced trading on the Toronto Venture Exchange (“TSXV”), under the symbol “GMC.” On December 7, 2006, our transferable warrants, issued at Closing of the RTO in connection with the subscription receipt financing described above, commenced trading on the TSXV under the symbol “GMC.WT.”

First Public Offering

On March 6, 2007, we closed a public offering outside the United States (the “First Offering”) of 21,600,000 units at a price of Cdn$2.50 per unit for gross proceeds of Cdn$54 million. Each unit consisted of one common share and one half of one transferable common share purchase warrant. Each warrant has an exercise price of Cdn$3.00 and is exercisable until March 6, 2012. The warrant is listed for trading on the TSXV under the symbol “GMC.WT.A.”

Second Public Offering

On April 27, 2007, we closed a public offering outside the United States (the “Second Offering”) of 8,750,000 units at a price of Cdn$4.00 per unit for gross proceeds of Cdn$35 million. Each unit consisted of one common share and one half of one transferable common share purchase warrant. Each warrant has an exercise price of Cdn$5.00 and is exercisable until April 27, 2012. The warrant is listed for trading on the TSXV under the symbol “GMC.WT.B.”

GeoCam Shareholder Agreement

On April 9, 2007 Geovic entered into a shareholders agreement among all GeoCam shareholders: Geovic (60%), Societe Nationale d’Investissement du Cameroun (SNI) (20%), four Cameroon individuals (collectively, 19.5%), and William Buckovic (0.5%). The shareholders agreement reflects the historic arrangement between the shareholders. The shareholders agreement sets forth the terms, conditions and fiscal arrangement for continued participation in the Cameroonian project by Geovic and the GeoCam minority shareholders. This includes provisions in accordance with Cameroon business laws for all shareholders to contribute financing as required to advance the project in 2007 and thereafter. We believe that the shareholders agreement is consistent with international mining industry standards and is compliant with Western Africa (OHADA) business law.

BUSINESS OPERATIONS

Summary

We are taking steps to advance our cobalt-nickel laterite deposit in the Republic of Cameroon through final feasibility study, project financing, construction and production in a socially responsive manner to maximize value for all stakeholders. GeoCam is focused initially on development of the Nkamouna deposit and continued exploration and development of the other six deposits within the 1,250 square kilometer area covered by the Mining Permit. We will continue to evaluate other specialty metal and strategic mineral investment opportunities from prospect conception to project development. We will evaluate selected acquisitions in the mining industry that would provide diversification. We presently have no current revenue from operations and we expect to continue to generate losses and negative cash flows at least until we begin to produce from our planned mine and milling operations on the Nkamouna deposit planned for 2009 or later.

PLAN OF OPERATIONS

Our business plan will be to use our best available management, technical expertise and talent to develop our interests in the Cameroon cobalt-nickel deposits held by GeoCam into a high quality mining and mineral production operation. Initially, we will focus on the Nkamouna deposit where our present plan is to begin mining operations during 2009. We also plan to continue a drilling program to evaluate already identified targets with the potential to add to current mineral reserves for the GeoCam deposits.

Until we start generating sufficient cash from production, we will be dependent on our initial working capital and potential funding from external sources. We also plan to seek other mineral properties, prospects and interests in the United States and elsewhere to diversify our ownership and risks. We believe that opportunities may exist to acquire property interests suitable for uranium, cobalt, nickel and gold exploration and development; however, we do not presently have any material interest in such properties and we may be unable to acquire properties that we believe have a worthwhile potential for profitable development. Any properties we do acquire may prove to be uneconomic to develop. We will regularly review all of our property interests, with the goal to establish the best approach to bring value to our portfolio of property interests and other assets.

During 2007, our total operating expenditures are expected to be approximately $13.0 million. These expenditures will be used for corporate general and administrative, final feasibility, initial construction and pre-mine opening activities on the Nkamouna deposit, and exploration activities for the Mada deposit and related activities in Cameroon. We estimate Geovic will have nine employees by the end of 2007 and GeoCam will have between six and ten employees.

Corporate general and administrative costs are expected to be approximately $3 million during 2007, representing expenditures for strategic direction and management as well as those activities and expenditures required to operate a public company. These include costs associated with executive management wages and benefits, office rent and operating costs, public company stock exchange listing fees, legal, audit and other professional fees, Sarbanes-Oxley compliance and general tax matters.

Competitive Conditions

We expect to compete with other cobalt and nickel producers around the world. These other producers have ongoing operations and greater financial strength than our Company. The competitors include such current producers as Xstrata-Falconbridge, CVRD-Inco, Murrin Murrin (Minara) and significant new producers and operations such as Ambatovy (Dynatec), Weda Bay (Eramet), Ravensthorpe (BHP), Goro (CVRD-Inco) and others.

Environmental Protection

Applicable environmental protection requirements affect the financial condition and operational performance and earnings of the Company as a result of the capital expenditures and operating costs needed to meet or exceed these requirements. These expenditures and costs may also have an impact on our competitive position to the extent that our competitors are subject to different requirements in other governmental jurisdictions. In the current fiscal year the effect of these requirements has been limited due to the exploration stage of the Company, but they are expected to have a larger effect in future years as we move toward and commence production.

GeoCam completed a draft Environmental and Social Impact Assessment (ESIA) and related documents concerning the future development of the deposits then being explored in 2004. In 2006 GeoCam submitted the site-specific ESIA and related documents for the Nkamouna deposit to the Government of Cameroon and completed 16 public hearings on the environmental aspects of our planned mining project in Cameroon. We expect that most pre-development environmental assessment work required in Cameroon for the Nkamouna deposit has been completed, subject to final approval from the appropriate regulatory officials.

Employees

All of our employees are employees of Geovic and our executive officers are also officers of Geovic. Geovic has seven full time employees in its offices in the U.S., and GeoCam employs six full time employees in its offices and operations in Cameroon.

Funding

Geovic employees assist in operating the business on behalf of GeoCam. Geovic has exclusively funded GeoCam’s operations since inception. The funding is recorded as debt repayable to Geovic. At year end 2006, Geovic had advanced to GeoCam an approximate amount of $31 million.

Social or Environmental Policies

In 2004 Geovic, on behalf of GeoCam, commissioned a site-specific environmental study of the Nkamouna area, which was performed by the consulting firm Knight Piesold and presented as an Environmental and Social Assessment including an Environmental and Social Impact Assessment, and Environmental and Social Action Plan for the Nkamouna area. We will be required to develop a site-specific environmental study of the Mada area, which will include an Environmental and Social Assessment including an Environmental and Social Impact Assessment, and Environmental and Social Action Plan, before any development is started on that deposit. See Item 3 – “Properties” for additional information about our business in Cameroon.

ITEM 1A. RISK FACTORS

An investment in our common stock or our warrants involves a high degree of risk. The risks described below are not the only ones facing us or otherwise associated with an investment in our common stock. Additional risks not presently known to us or which our management currently considers immaterial may also adversely affect our business. We have attempted to identify the major factors that could cause differences between actual and planned or expected results, and have included the risk factors that we believe are material. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected.

Risks Relating to Our Company

We are at an early stage of development and have no operating history as an independent company. Our future revenues and profits are uncertain.

We are an exploration-stage venture without significant operating history as an independent company. None of our properties is currently producing cobalt or nickel and there can be no assurance that these properties, or others that may be acquired in the future, will produce cobalt or nickel in commercial quantities or otherwise generate operating earnings. If we commence mining activities on the Nkamouna deposit in 2009 as planned, we may continue to incur losses beyond the period of commencement of such activity. There is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future. If we are unable to generate revenues or profits, our shareholders might not be able to realize returns on their investment in our common stock. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Limited Operating History

Geovic Mining has only a limited operating history upon which investors may base an evaluation of our future performance, although Geovic has pursued development of the Cameroon properties for over 12 years. While the directors and officers of the Company have extensive experience in the mineral exploration, development financing and operating mining businesses, there is no guarantee that this experience will result in future success for Geovic Mining. There can be no assurance that the Company will earn revenues or generate profits from the production of metals or from the sale of its properties.

If we lose key personnel or are unable to attract and retain additional personnel, we may be unable to establish and develop our business.

Our development in the future will be highly dependent on the efforts of key management employees, namely, John E. Sherborne, William A. Buckovic, David C. Beling Gary Morris, and Greg Hill (currently Chief Executive Officer, President, Chief Operating Officer, Senior Vice President and acting Chief Financial Officer, respectively) and other key employees that we hire in the future. Loss of any of these people could have a material adverse effect on our operations and future success. Although Geovic has employment agreements with the key management, as well as other key employees, we do not have and currently have no plans to obtain key man insurance with respect to any of our key employees.

We hold 60% of GeoCam, which holds the Mining Permit in Cameroon

Geovic holds only 60% of Geovic Cameroon, Plc. (“GeoCam”), which holds the rights to exploit the cobalt-nickel deposits in Cameroon. However, to date Geovic has advanced all of the funds necessary to advance the properties held by GeoCam. The minority shareholders’ share of future expenditures may be advanced by Geovic if not paid by the minority shareholders. All of the financial statements of GeoCam must be approved and certified by an accredited Cameroon state auditor. There can be no assurance that all or even most of the funding previously advanced by Geovic will be certified and approved by the state auditor or that GeoCam could be recapitalized in such a way that Geovic will own more than its current 60% interest. No assurances can be made that we will ultimately be reimbursed for any of our past advances to GeoCam. If our advances are recognized on the balance sheet of the audited accounts of GeoCam, recapitalization of GeoCam may be effected which might take the form of additions to the paid in capital or a dilution of interest for the minority shareholders. Alternatively, we may be reimbursed for some or all of our previous advances to GeoCam out of any future operating profits of GeoCam.

Until April 9, 2007, there was no shareholder agreement among the GeoCam shareholders. Under the shareholder agreement adopted on that date, minority interest owners agreed to fund development costs in 2007 and thereafter subject to certain stipulations of Cameroon business law. However, it is possible that we may continue to advance all the funds necessary to place the Cameroon properties into production under the provisions of an agreement between Geovic and GeoCam.

Our lack of operating experience may cause us difficulty in managing our growth.

We have owned a majority interest in GeoCam since its inception nearly a decade ago. Our seven employees have managed the exploration of the GeoCam deposits, negotiated the terms of the required Cameroon government approvals and permits, and the RTO and financings we have completed. Our ability to manage our continued growth will require us to improve and expand our management and our operational and financial systems and controls. If our management is unable to manage growth effectively, our business and financial condition would be materially harmed.

We will depend on many outside service providers to place the Nkamouna deposit into production.

Our ability to place the GeoCam properties into production will be dependent to a large part upon using the services of appropriately experienced personnel or contractors working under our supervision and purchasing equipment, or entering into agreements with other major resource companies that can provide such expertise or equipment. We expect to recruit and train a significant local work force, few, if any, of whom have any related experience. There can be no assurance that we will have available to us the necessary expertise or equipment when we place our mineral properties into production.

We cannot be certain that our acquisition, exploration and evaluation activities will be commercially successful.

We currently have no producing properties. Substantial expenditures are required to develop our existing reserves on the Nkamouna cobalt-nickel deposit, to establish ore reserves on our Mada deposit through drilling and analysis, to construct facilities to implement the metallurgical processes to extract metal from the mined ore and to develop the mining and processing facilities and infrastructure at each deposit site chosen for mining. We cannot assure you that our existing cobalt reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or all financing required to commence mining operations can be obtained on a timely or cost effective basis.

The prices of cobalt and nickel are subject to fluctuations, which could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

Our principal assets are reserves of cobalt and nickel in our Nkamouna deposit and six other deposits we have discovered but in which we have not established proven or probable reserves, all held by GeoCam in the Republic of Cameroon. Our potential future revenues are expected to be, in large part, derived from the mining and sale of cobalt and nickel from these properties or from the outright sale or joint venture of some of these properties. The value of these cobalt and nickel reserves and mineralized material, and the value of any potential cobalt and nickel production therefrom, will vary in proportion to variations in cobalt and nickel prices. The prices of cobalt and nickel have fluctuated widely, and are affected by numerous factors beyond our control, including, but not limited to, international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns and speculative activities. The effect of these factors on the prices of cobalt and nickel, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the prices of cobalt and nickel would adversely affect our asset values, cash flows, potential revenues and profits.

Mining exploration, development and operating activities are inherently hazardous.

Mineral exploration involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of cobalt and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or, that we could elect not to insure Geovic Mining against such liabilities due to high premium costs or other reasons, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore and recoverability of metal in the mining process.

There is a high degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that cobalt and nickel recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete with other minerals companies for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop or operate our projects.

Mining is subject to numerous risks

The business of mining is subject to certain types of risks and hazards, including reserve and resource estimates, processing risks, environmental hazards, industrial accidents, and periodic disruptions due to Force Majeure events, inclement weather and so forth. Though each of these conditions is taken into consideration during preliminary planning and economic analysis, there is no assurance that disruption of development and production will not occur.

Reserve and resource estimates are expressions of judgement based on knowledge, experience and industry estimates of reserves may prove to have been inaccurate practice. Estimates, which were valid when made, may change significantly when new information becomes available. Accordingly, development and mining plans may have to be altered in a way that adversely affects the Company’s operation and profitability. An estimation of reserves, resources and future production is included in this Registration Statement on Form 10. These projections are based on a number of existing material facts and certain assumptions. Many of the assumptions are based on future estimates of metal prices and market demands over which the Company will have little or no control. In addition, while metallurgical testing on the Cameroon mineralization performed by the Company’s independent consultants has been successful for agitation leaching, there is a risk that final testing may indicate technical and commercial shortcomings. Consequently, actual results may vary materially from the projected values given herein. Once in production, additional factors can influence the profitability of the Cameroonian Properties including civil strife and environmental compliance issues.

There presently is a lack of required infrastructure in Cameroon

Completion of the development of the GeoCam properties is subject to various infrastructure requirements, including the availability and timing of acceptable arrangements for power, water, housing, transportation and other facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development, and there can be no assurance that the development will be commenced or completed on a timely basis, if at all, or that the resulting operations will achieve the anticipated production or the construction costs and ongoing operating costs associated with the development will not be higher than anticipated.

Mining is inherently dangerous

Mining involves various types of risks and hazards, including, but not limited to, environmental hazards, industrial accidents, metallurgical and process risks, flooding, fire, metal theft, inclement weather, access problems and transport accidents. Workers are subject to risks associated with large mining equipment operations, slope instability, exposure to indigenous disease, steam and hazardous chemicals as well as local social unrest.

These risks could result in damage to, or destruction of mine properties, production facilities or other properties, personal injury, and cause delays in mining, increased production costs, monetary losses and possible legal liabilities unforeseen by financial planners. The Company may not be able to obtain insurance to cover part or all of these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by such an insurance policy.

We must rely on additional external financing

The mineral properties in Cameroon that we plan to develop require significant capital expenditures. We will need external financing to fund the exploration and development on the unproven mineral properties of GeoCam, to construct mining and processing facilities on the Nkamouna deposit and to explore or develop any other properties we may acquire in the future. The sources of external financing that the Company may use for these purposes include project debt, convertible notes and equity offerings. In addition, we may consider a sale of an interest in one of its mineral properties or may enter into a strategic alliance and may utilize one or a combination of all these alternatives. There can be no assurance that the financing options chosen will be available on acceptable terms, or at all. The failure to obtain adequate financing on a timely basis could have a material adverse effect on our growth strategy, results of operations and financial condition.

We may be unable to raise additional capital on favourable terms.

The exploration and development of our properties, specifically the construction of mining facilities and commencement of mining operations, is expected to require substantial additional financing. Significant capital investment is required to achieve commercial production from each non-producing property. We will have to raise additional funds from external sources in order to maintain and advance our existing property positions and to develop or acquire new minerals projects. There can be no assurance that additional financing will be available at all or on acceptable terms and, if additional financing is not available to us, we may have to substantially reduce or cease operations.

Future sales of our common stock in the public or private markets could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock or equity-related securities in the public or private markets, or the perception that such sales could occur, could affect adversely prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. We cannot predict the effect, if any, that future sales of our common stock, or the availability of our shares for future sale, will have on the trading price of our common stock.

The market price of shares and warrants may be subject to wide price fluctuations

The market price of our common shares and warrants may be subject to wide fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes, and other events and factors outside our control.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our common shares and warrants.

We are unable to predict whether substantial amounts of our common shares and other securities will be sold in the open market. Any sales of substantial amounts of common shares and other securities in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of our common shares and warrants.

There may be challenges to our title to our mineral properties.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing exploration and development programs.

Our exploration and development operations are subject to environmental regulations, which could result in incurrence of additional costs and operational delays.

All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries or jurisdictions in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our projects. We will be subject to environmental regulations with respect to our properties in Cameroon, under applicable laws and regulations.

U.S. Federal Laws

If we acquire properties or mineral rights in the United States, the BLM requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the U.S. National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or EIS prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project Geovic Mining undertakes on federal land in the United States.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

CERCLA imposes strict joint and several liability on parties associated with releases or threats of releases of hazardous substances. The groups who could be found liable include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our properties.

The directors of the Company consider the risks set out below to be the most significant risks facing the Company since completing the Acquisition. If any of these risks materializes into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in relation to the Company business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.

Conflict of Interest of Management

Certain of our directors and officers are also directors and officers of other natural resource companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers relating to the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.

No Assurance of Profits

The Company has no history of producing metals from its current portfolio of mineral exploration properties and none of the Company’s properties are currently under development. The future development of any properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. There can be no assurance that the Company will be able to develop its mineral properties at a profit.

Historically, Geovic incurred losses, on an annual basis, since its inception and it is expected that the Company will incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Cameroonian Properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company’s control, including the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties.

We will be subject to all of the risks associated with establishing new mining operations and business enterprises including: timing and cost of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and cost of appropriate processing materials and equipment; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of obtaining those approvals and permits; availability of off take agreements or metal sales contracts; and the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of our Cameroon properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start up and ramp up to full designed commercial production. Accordingly, there are no assurances that our activities will result in profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of our properties.

Metal Prices

The Company’s profitability and long term viability depend, in large part, upon the market price of cobalt, nickel and other related products. The mining industry is highly competitive and subject to rapid changes in commodity prices. Conditions beyond our control could adversely affect the marketing of our cobalt and nickel that we expect to produce. Conditions such as international financial crises, inflation, increasing interest rates, changing patterns in global cobalt and nickel consumption, and new competitive sources of cobalt and nickel and other potential products could adversely affect the demand and use of cobalt, nickel and related substances. There can be no assurance that the Company will be able to produce and sell these mineral products at a sufficient price for the Company to be profitable.

Decrease in Commodity Prices

Neither Geovic Mining nor Geovic has entered into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, our future operations are exposed to the impact of any significant decrease in commodity prices if we do not enter into such forward sales arrangements. Conversely, forward sales contracts limit potential upside market swings by setting price ceilings. Such upside price swings can have a significant benefit to companies taking added market risk by selling on the open spot metals market. Cobalt as a commodity does not benefit from a futures market. If such prices decrease significantly at a time when our properties are producing, we would realize reduced revenues. We are not restricted from entering into forward sales arrangements at a future date.

Republic of Cameroon Laws

The current and future development of the Cameroon Properties requires permits from various Cameroon governing authorities. Future operations will be subject to a number of existing laws and regulations such as labour standards, environmental reclamation, land use and safety.

GeoCam is, to the best of our knowledge, in compliance with all material laws and regulations that currently apply to its activities in Cameroon (or, if not in present compliance, believe that it will be able to promptly comply). There can be no assurance, however, that all permits required to construct and operate a mining and processing facility will be obtained by GeoCam or if obtained by GeoCam, they will be on reasonable terms and conditions or that such laws and regulations would not adversely affect the profitability of the operations.

General Economic Conditions

Both domestic and world economic conditions may affect the performance of the Company. Inflation, and deflation in certain geographic regions, continuously changing tax laws, and rapidly fluctuating interest rates may make mineral resource development more difficult. These factors have had a significant effect on Cameroon’s economy in recent years. There is no assurance that such general economic conditions will not have an adverse effect on the overall performance of the Company. In addition, general economic conditions could increase the risk that project financial projections may not occur as expected.

Political and Country Risks

The political risk in Sub Saharan Africa is significant. While GeoCam has been granted a Mining Convention and the Mining Permit by the Republic of Cameroon that gives GeoCam the exclusive right to mine and process cobalt and nickel and other minerals on its permitted lands and to export processed ore and products, there is no assurance that GeoCam will be able to finance or profit by this venture.

The cost of compliance or failure to comply with the Sarbanes-Oxley Act of 2002 may adversely affect our business.

Although our common stock and warrants are traded on the TSXV market, we are a new reporting company under the Securities Exchange Act of 1934, as amended (Exchange Act). We will therefore be subject to certain provisions of the Sarbanes-Oxley Act of 2002, which will result in higher compliance costs and could affect our ability to attract and retain qualified members of the Board of Directors or qualified executive officers. The Sarbanes-Oxley Act of 2002 affects corporate governance, securities disclosure, compliance practices, disclosure controls and procedures, and financial reporting and accounting systems. Section 404 of the Sarbanes-Oxley Act of 2002, for example, requires companies subject to the reporting requirements of the United States securities laws to do a comprehensive evaluation of their internal controls over financial reporting. We will be required to provide our Section 404 evaluation beginning with our annual report on Form 10-K for the year ending December 31, 2007. Any failure to comply with Section 404, when we are required to comply, may prevent us from providing the required financial information in a timely manner (which could materially and adversely impact our business, financial condition and the trading price of our common stock), prevent us from otherwise complying with the standards applicable to Geovic Mining as a public company and subject us to adverse regulatory consequences.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data

Set forth below is selected consolidated financial information for each of the three years ended December 31, 2006, 2005 and 2004. The financial statements from which these data are derived reflect the financial position and results, assuming Geovic, Ltd. was the acquiring entity for financial reporting purposes.

We selected the balance sheet data and statement of operations information as of and for the three years ended December 31, 2006, 2005 and 2004 from our audited financial statements, which are included elsewhere in this Registration Statement on Form 10. You should read the information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Geovic Mining and related notes included elsewhere in this Registration Statement on Form 10.

Selected Financial Data
U.S. dollars

	Year ended December 31,
	2006	2005	2004
	$	$	$
Interest income	175,861	890	24,657
Exploration costs	3,465,331	871,727	1,272,912
Head office and management	1,592,627	908,999	636,584
Stock based compensation	1,051,924	958,750	1,655,364
Interest and bank charges	8,832	2,468	2,171
Depreciation	39,336	77,703	149,093
Income tax expense	859,697	0	0
Net loss for the year	(6,841,886)	(2,818,757)	(3,691,467)
Basic and diluted loss per share	(0.16)	(0.15)	(0.20)
Total assets	9,731,827	1,171,413	289,603
Total long-term liabilities	240,863	240,863	240,863
Shareholders’ equity (deficiency)	7,718,129	650,090	(579,885)
Dividends	n/a	n/a	n/a

The exploration costs in the table above relate to the Cameroon properties held by GeoCam.

Summary of Quarterly Results

The table below sets forth quarterly results for the last eight quarters ending December 31, 2006:

	2006				2005
	Fourth	Third	Second	First	Fourth	Third	Second	First
Interest income	120,259	42,669	7,266	5,667	890	0	0	0

Exploration costs	954,661	1,565,479	596,806	348,385	300,140	232,596	198,505	141,535

Head office and management	595,019	294,025	517,254	186,329	232,284	119,705	283,559	273,726

Stock based compensation	126,082	925,842	0	0	958,750	0	0	0

Interest and bank charges	7,519	593	391	329	1,482	275	370	341

Depreciation	9,042	7,918	11,188	11,188	19,194	19,658	0	38,851

Income tax expense	225,920	395,372	160,721	77,684	0	0	0	0

Net loss for the period	(1,797,984)	(3,146,560)	(1,279,094)	(618,248)	(1,510,960)	(372,234)	(482,434)	(454,453)

Basic and diluted loss per	(0.05)	(0.07)	(0.03)	(0.01)	(0.08)	(0.02)	(0.03)	(0.02)
share

The variations from quarterly period to period set forth above are largely due to Geovic’s limited access to capital during the periods prior to completion of the RTO.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion & Analysis (“MD&A”) is intended to provide an analysis of Geovic Mining’s financial results for the years ended December 31, 2006 and 2005 compared to the previous years. The consolidated financial statements for the comparative periods are those of Geovic. Geovic was the acquirer in the RTO described elsewhere in this Registration Statement. These financial statements were prepared in accordance with United States generally accepted accounting principles. All amounts presented in the financial statements are in U.S. dollars unless indicated otherwise. Reference should also be made to the Company’s other disclosure materials filed from time to time on , www.sec.gov or the Company’s website at www.geovic.net.

Business

Geovic Mining is an exploration stage company involved in minerals exploration and development. Since its inception our wholly owned subsidiary, Geovic, has been engaged in the business of exploring for nickel, cobalt and related minerals through its majority-owned (60.0%) subsidiary, Geovic Cameroon, Plc (“GeoCam”). Geovic Mining is evaluating other selected acquisitions and investments in the mining industry that management believes would provide diversification.

Our success is dependent on our ability to source the necessary funds to expeditiously explore and develop the mineral resources and reserves on our mineral properties. Sourcing of the necessary funds is, in turn, dependent on numerous factors affecting the expected economics of its properties including, without limitation, financial market developments regarding the availability and cost of capital, market conditions and demand for the minerals that would be produced, the ability to arrange sales agreements and the pricing and terms of such agreements, cost trends and availability of capital equipment as well as operating materials and services necessary to develop and operate the properties, existing and required commitments, availability and form of government approvals associated with development and operation of the properties, political unrest, geopolitical developments, and the competitive position of existing and prospective minerals projects worldwide. Reference is also made to the events and uncertainties set forth under “Risk Factors” in Item 1A above. The Company has substantially no current revenue and expects to continue to generate losses and negative cash flows from operations for at least the next two fiscal years.

Results of Operations

2006 Versus 2005:

Geovic Mining had a $6,841,886 net loss in the year ended December 31, 2006, in comparison with a $2,818,757 net loss in 2005. For both years, the Company had no material revenues and incurred losses, as it has since its inception. The increase in the 2006 net loss was primarily due to higher operating expenses in 2006 compared to 2005 due to additional funds available; in addition, the Company had $859,697 of income tax expense in 2006 compared with no such expense in 2005. Operating expenses in 2006 totaled $6,158,050, an increase of approximately $3,338,000 from the $2,819,647 of operating expenses in 2005. The increase in 2006 operating expenses in relation to 2005 was due primarily to increases of approximately $2,594,000 in exploration costs due to increased funds, $684,000 in head office and management expense, and $93,000 in stock based compensation, which were offset in part by a reduction of approximately $38,000 in depreciation expense. The increase in exploration costs in 2006 was due to increases of approximately, $1,282,000 in exploration office costs, $674,000 in property evaluation expenses and $638,000 in metallurgical studies expenses compared with 2005.

2005 Versus 2004:

Geovic Mining incurred a $2,818,757 net loss during the year ended December 31, 2005, in comparison with a $3,691,467 net loss in 2004. For both years, the Company had no material revenues and incurred losses, as it has since its inception. The smaller 2005 net loss was mainly attributable to lower operating expenses in 2005 in relation to 2004 due to limited available funds. Operating expenses in 2005 were $2,820,000, a reduction of approximately $896,000 from the $3,716,000 of operating expenses in the prior year. The decrease in operating expenses in 2005 compared to 2004 was due mainly to reductions of approximately $697,000 in stock based compensation, $401,000 in exploration costs due to restricted funds, and $71,000 in depreciation which were offset in part by an increase of approximately $272,000 in head office and management expense. The decrease in exploration costs in 2005 was due to reductions of approximately $254,000 in metallurgical studies, $78,000 in property evaluation expenses and $68,000 in exploration office costs compared with the previous year.

Available Funds and Principal Purposes

As disclosed elsewhere in this Registration Statement on Form 10, the Company has raised approximately $73 million, net of offering expenses, from two public offerings completed outside the United States during the first four months of 2007. When added to the net proceeds received from the Subscription Receipt financing at the completion of the RTO on December 1, 2006 and after expenditures in the ordinary course of our business through April 2007, we have approximately $79.5 million of cash resources as of April 30, 2007. Our intended uses of these funds during the balance of this present fiscal year and thereafter include the following estimated amounts:

Additional sample pits, exploration drilling and test mining at
Nkamouna Project	$ 120,000
Exploration program at Mada Project	$ 3,140,000
Feasibility, geotechnical and detailed engineering
studies at Nkamouna Project	$ 3,630,000
Mining and other equipment at Nkamouna	$ 17,892,000
Environmental, socioeconomic program and land lease	$ 588,000
New exploration ventures	$ 2,000,000
Mineral property acquisition	$ 1,789,000
General corporate purposes	$ 50,341,000

TOTAL:	$ 79,500,000

The Company does not expect any significant variances between the anticipated principal uses of funds set forth above and the actual expenditures of funds. Minor positive or negative variances, if any, would affect the funds projected for general corporate purposes, but it is not expected that they would significantly impact the Company’s ability to meet its objectives.

Cash Flows, Liquidity, Capital Resources and Obligations

2006

Our primary source of cash during 2006 was proceeds from the sale of our securities. We received $4.515 million from a private placement which closed on May 24, 2006. We also received net proceeds of approximately $9.5 million from the Subscription Receipt Financing upon completion of the RTO transaction.

On May 1, 2006 (as amended through October 31, 2006), Geovic entered into an agreement (the “FG Agreement”) with Frank Giustra, an unaffiliated person on behalf of a group of investors (the “FG Group”) and William Buckovic, the founder and President of the Company, with respect to a reverse takeover of a Toronto Stock Exchange-Venture (“TSXV”) listed company. The FG Agreement provided that FinCo, a private Cayman Islands exempt company, would be incorporated with an initial capitalization of 15 million shares (9 million common shares and 6 million preferred shares) and 3 million common share purchase warrants (the “FinCo Performance Warrants”). The terms of the preferred shares and FinCo Performance Warrants provided that they would be convertible into FinCo common shares and exercisable into FinCo common shares, respectively, upon the completion of one or more equity financings at no less than $2.25 per share for minimum gross proceeds to Geovic of $60 million. The terms of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) issued in the RTO in exchange for the FinCo preferred shares provided for conversion into the Company’s common stock upon the completion of certain future financing events and the terms of the warrants issued by the Company (the “Performance Warrants”) upon the cancellation of the FinCo Performance Warrants include that they would become exercisable (i.e. would “vest”) to purchase the Company’s common stock upon the occurrence of certain similar events. Effective February 26, 2007, in connection with the public offering by the Company which was completed on March 6, 2007, the FG Agreement was superseded and replaced with a new agreement among the Company, the FG Group and the holders of the Series A Preferred Stock of the Company (the “Letter Agreement”). In accordance with the Letter Agreement, the holders of 4,175,000 shares of Series A Preferred Stock exchanged their shares for a like number of newly issued shares of common stock, leaving 1,825,000 shares of Series A Preferred stock outstanding, all of which would be automatically converted into a like number of Company common stock if the holders of Series A Preferred Stock assisted the Company to complete at least $18.25 million of additional equity financing at any time before June 1, 2008 (a “Follow on Offering”). Also, Performance Warrants to purchase up to 1,174,000 shares of Company stock, held by seven persons, became exercisable at $2.25 per share, with an expiration of March 6, 2010, leaving 1,825,000 Performance Warrants outstanding, all of which would vest upon completion of one or more Follow on Offerings under which at least $18.25 million in equity was raised by the Company. If less than $18.25 million was raised by the Company in Follow on Offerings, then fewer than all Series A Preferred Stock would be converted into common stock and fewer than all unvested Performance Warrants would become vested. Any of the Performance Warrants that vest in the future would have an exercise price not lower than $2.25 per share and would expire three years after the closing date of the applicable Follow on Offering.

On April 27, 2007, the Company completed a Follow on Offering and received net proceeds of approximately $29.6 million, after commissions and related expenses. As a result, all outstanding Series A Preferred shares were converted into a like number of shares of Company common stock and all 1,825,000 outstanding Performance Warrants became vested at an exercise price of $3.06 per share, and are exercisable at anytime until April 27, 2010.

At April 30, 2007 we had cash and cash equivalents of approximately $79.5 million. This amount included approximately $73 million of net proceeds we received from the two public offerings we have completed in 2007. The funds are or will be invested in one or more U.S. dollar money market funds which invests in short-term investment grade debt and money market securities.

At December 31, 2006, we had cash and cash equivalents of approximately $9.37 million, and working capital of approximately $7.69 million, compared to cash of $.93 million and working capital of approximately $.75 million at December 31, 2005.

Our ability to continue our planned exploration and development activities related to our properties depends on raising sufficient additional capital, in both the short and long term, to fund these activities, particularly the significant expenses we expect to incur in connection with opening the initial mine and processing facilities in Cameroon. Raising such capital depends on a number of factors that are partly or wholly outside of our control including, without limitation, global economic developments, capital market conditions, minerals markets, competitive projects, the anticipated economic potential of the properties, customer purchase agreements, availability and cost of elements critical to development and operation of the properties, governmental agreements, and international political risk assessments. It may not be possible to raise sufficient capital at an acceptable cost or on reasonable terms depending on changes in one or more of these factors.

Fourth Quarter 2006

During the fourth quarter of 2006 the Company’s principal source of cash was the RTO transaction that closed on December 1, as a result of which the Company received net proceeds of Cdn$10.9 million ($9.5 million) from the Subscription Receipt Financing.

2006 Versus 2005:

During the year ended December 31, 2006, the Company used approximately $4,318,000 in operating activities compared with approximately $2,185,000 in 2005, an increase of approximately $2,133,000 primarily as a result of the larger 2006 net loss. The Company used $101,293 in investing activities in 2006 compared to $2,957 in 2005, an increase of approximately $98,000. The financing activities of the Company provided approximately $12,858,000 in 2006, an increase of approximately $9,771,000 in comparison to the $3,087,000 provided by 2005 financing activities. This increase compared to 2005 was largely due to the increase in the issuance of common stock and stock purchase warrants in 2006 associated with the RTO transaction completed on December 1, 2006, and the sale of Geovic common stock in May 2006. As a result, our cash balances increased by approximately $8,438,000 in 2006 compared to a $899,000 increase in 2005.

We expect to have substantial additional capital requirements in the future in order to fund continued exploration and development activities for the GeoCam mineral properties and any other properties we may acquire in other areas. We expect that GeoCam will enter into commitments during the coming year for significant expenditures related to exploration and development of its properties. Such commitments would use the Company’s capital that has been, or may be raised. We now have a shareholder agreement among Geovic and the minority shareholders of GeoCam under which, among other things, the minority shareholders have agreed, pursuant to certain provisions of Cameroon business law, to pay their respective shares of future capital and related costs expected to be incurred in completing the development and opening the mining and processing facilities necessary for opening the mine on the Nkamouna deposit in Cameroon. However, if the minority shareholders are unwilling or unable to fund their shares we may advance 100% of some or all of such expenditures.

In addition to the contractual obligations related to the financing arrangements outlined above, the Company has other contracts and obligations that it enters into as part of its operating activities. During 2003, the Company received a grant from the United States Trade and Development Agency (USTDA) which reimbursed 50% of the cost up to a limit of approximately $660,000 of the feasibility study for the Company’s Cameroon mining project. The grant specifies that, if the project is successful, all grant reimbursement proceeds received by the Company must be paid back to the USTDA. The proceeds would be repaid if the Company arranges financing for the project. If the project is unsuccessful, the proceeds would not be required to be repaid to USTDA, The Company has recorded a contingent liability of $240,863 with respect to this arrangement.

The Company has no standby financing arrangements in place

Changes in Accounting Policies including Initial Adoption

We have made only the following significant changes in our accounting policies since the beginning of 2006:

Financial Instruments – Recognition and Measurement

The Company now classifies all financial instruments as held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with the unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement.

Recent United States accounting pronouncements may have a future effect on our tax and accounting procedures and reporting

(i)	Uncertain tax positions

In June 2006, the FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, “FIN 48” which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. We are required to adopt this statement effective January 1, 2007 and are currently assessing the impact on our financial statements for the current year.

(ii)	Fair value measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact on our financial statements.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Disclosure Controls

The Company is developing disclosure controls and procedures to ensure that the information summarized in this MD&A and the related financial statements was properly recorded, processed, summarized and reported. Among the changes in our disclosure controls over financial reporting, we have developed a disclosure control policy, established a disclosure committee, designated disclosure spokespersons authorized to speak on behalf of the Company, prepared disclosure principles, and addressed policies with respect to confidentiality, rumors, forward-looking information, quiet periods, responsibilities for electronic communications and enforcement. Our Chief Executive Officer and Acting Chief Financial Officer have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the fiscal year ended December 31, 2006.

ITEM 3. PROPERTIES

Description Of Mineral Projects

Nkamouna Project

Unless stated otherwise, information in this section is summarized, compiled or extracted from the Technical Report, Nkamouna Cobalt Project, Cameroon dated May 19, 2006 (the “Nkamouna Technical Report”) prepared for Geovic by Frederick Barnard, Richard Lambert and Alan Noble, each a “Qualified Person,” as defined in National Instrument 43-101 (“NI 43-101”). Messrs. Barnard, Lambert and Noble are currently employed by Pincock, Allen & Holt (“PAH”) and are independent of Geovic. The Nkamouna Technical Report was prepared in accordance with the requirements of NI 43-101, and was updated in March 2007 by a feasibility study report by PAH relating to planned operations at our Nkamouna and Mada prospects.

Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Nkamouna Technical Report. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Nkamouna Technical Report which is available electronically from the Company’s website at www.geovic.net. References to “Geovic” in this section entitled “Mineral Projects of the Company” include GeoCam, as applicable.

Project Description and Location

Geovic, through its 60% owned subsidiary GeoCam, has exclusive rights to a large cobalt-nickel laterite province in southeastern Cameroon (the “Cobalt-Nickel Project”). There are seven laterite plateaus within the Cobalt-Nickel Project: Nkamouna, Mada, Rapodjombo, North Mang, South Mang, Messea and Kondong (collectively, the “Plateaus”). The following is a summary of the Nkamouna project (the “Nkamouna Project”), the only Plateau for which we have established cobalt and nickel reserves, and the mineral rights under Geovic’s control. The mineral rights are held by GeoCam under the Mine Permit and administered under the Mining Convention. Figure A shows the Mine Permit boundary.

Figure A

Location Map and Mine Permit Area

N
S
W
E
13°40'
13°50'
14°0'
14°10'
3°30'
3°20'
3°10'
3°0'
2°50'
2°40'
Rapodjombo
Mada
Nkamouna
North Mang
South Mang
Messea
Kondong
Zoulabot
Kongo
Lomie
Echiambor
Messok
Edje River
Nda River
Dja River
Lea River
0
10
20
30km
Cameroon
Douala
Yaounde
Lomie
Detail
Legend
Road
Waterway
Mining Permit Boundary
Geologic Legend
Serpentinites
Meta Sandstones
Meta Volcanics
Meta Volcanic Sediments
Meta Pelites
Intrusive Center

The Nkamouna Project is located approximately 640 kilometers by road from east of the port city of Douala and 400 kilometers by road east of the capital of Yaounde. The closest village is Kongo Village, situated more than 8 kilometers (5 miles) from the Nkamouna Project. Although the Mining Permit decree states the area of the Cobalt-Nickel Project as 1,250 square kilometers, the area within the coordinate boundary of the Cobalt-Nickel Project measures approximately 1,600 square kilometers of “multiple use” forestlands, while the Plateaus within the Cobalt-Nickel Project constitute over 300 square kilometers of known mineralized or potentially mineralized terrain within lands designated as “mineral exclusive lands.”

Fifty-nine percent of the Eastern Province, where the Cobalt-Nickel Project is situated, is dominated by forests zoned “multiple-use.” Over 64 logging concessions are designated in the province that surround GeoCam’s “mineral exclusive zone.” A significant portion of the area is also dedicated to protected forests, wildlife reserves and general “evergreen forest” habitat (22%) that are located well away from planned operations. A small proportion of the district is zoned for mineral development (1.6%), part of which includes “mineral exclusive lands” (0.35%). Indigenous community lands dominated by subsistence gardening and “community forest” developments form the remainder of the district lands which covers about 18% of the province. These lands are located principally along the main access routes developed when the province was first opened to plantation farming in the late 19th Century.

The Mining Convention was signed on July 31, 2002 by the Ministry of Mines, Water, and Power of the Republic of Cameroon. On April 11, 2003, GeoCam was issued the Mining Permit, granting GeoCam the exclusive rights to exploit the deposits within the Cobalt Nickel Project. The Mining Permit will remain in force for the duration of the mineable resource and has an initial term of 25 years. The Mining Permit and Mining Convention are renewable every 10 years thereafter until the depletion of resources. The Mining Permit is the main operating permit for the commercial GeoCam facilities.

In 1999, GeoCam was granted an Exploration Permit, PDR 67, on an area of 5,000 square kilometers. A Mining Convention was entered into between GeoCam and the Republic of Cameroon in 2002. In 2003, Mine Permit 33 was issued by decree granting an exclusive right to Geovic to exploit the deposits within the permitted area. Geovic’s program was initially based entirely on manually-dug test pits, and later incorporated drilling and limited trenching. The program began at Nkamouna and was later extended to the other Plateaus, which were identified by satellite images and air photos. Geologists from the Cameroon Ministry of Mines, Water and Energy participated in the work initially to provide government oversight as well as training.

Lands held within the Mining Permit are designated “multiple-use,” with the principal mineralized areas set aside for “exclusive mine” development. Mining Permit lands were specifically established to exclude village lands in order to avoid conflicts with local communities.

Specific sites that will be impacted by mining and mine related activities will be leased under a government prescribed expropriation process and will have “site specific” environmental plans designed and approved by governing agencies prior to mining. This inventory, valuation and registration process requires local government approval, following a review of each site by district leaders.

The principal remaining permits required by GeoCam before the initiation of construction include:

1) Land Lease for development sites.

2) Environmental Permit and Bond, and

3) Water Use Permit.

The land lease will be registered and issued to GeoCam. GeoCam will pay for the cost of leasing the land and compensation for the loss of alternative resources.

GeoCam will have the right to occupy, build roads, remove vegetation and mine and process cobalt, nickel and associated substances covered in the Mining Convention once the land is leased, in accordance to the GeoCam Mining Convention of August 1, 2002.

The Mine Permit area is totally contained in areas zoned for logging concessions and “multiple use.” All planned mine developments are in logged over areas and are exclusive of “primary forest” designations. Geovic’s mining operations will result in partial deforestation during the mining phase, which represents less than 0.5% of the annual deforested area within the region.

A comprehensive Environmental and Social Impact Assessment (“ESIA”) describing the existing conditions and project impacts along with the related Environmental and Social Impact Action Plan (“ESAP”) describing appropriate mitigation measures was recently submitted to the Environmental Ministry in Cameroon and is under review.

The ESIA identified several potential environmental and social impacts for which the mitigation measures may be broadly categorized as: reclamation of disturbed land to forest/wildlife habitat, protecting and enhancing biodiversity, offsetting greenhouse gas emissions, ensuring adequate water supplies, and economic diversification and sustainable community development. The ESAP for the Nkamouna Project impacts defines the specific actions that must occur to implement these mitigation measures and who is responsible for their implementation. It also defines specific monitoring programs aimed at documenting the implementation and adequacy of control systems and mitigation measures and the reporting that is required to assure transparency.

With the effective implementation of the mitigation measures and monitoring programs defined in the ESAP, GeoCam can prevent or minimize its project impacts in a manner consistent and in compliance with applicable regulations.

Principal legislative, regulatory and policy considerations relating to the Cobalt-Nickel Project are as follows:

A)

Environmental Protection: Law No. 96/12 relating to environmental management outlines the general legal framework for environmental management in Cameroon. The law requires that any development must carry out an “impact assessment study.” The new mining code specifies that bonds are required before mine development can commence. The project’s proposed environmental mitigation and rehabilitation practices are reviewed once every four years to determine if the bond is sufficient to cover annual impacts caused by mining activities. The bond is based on an estimated annual cost of environmental impact mitigation of disturbed sites.

B)

Law 94/01(Decree No. 94/436) pertains to forest developments. Article 9 prescribes that cutting trees in a state forest can be performed only after an impact study has been conducted. This study will be carried out as part of Geovic’s “site specific” environmental impact assessment report and environmental rehabilitation plan.

C)

Law No. 81-13 regulates fishing, hunting and the issuance of related licenses. Also, the law controls the possession or trade in wild animals and trophy hunting and provides for the protection of endangered species. Enforcement measures and penalties are defined in this law, as described in the Geovic environmental plan.

D)

Law No. 89/027 addresses specific waste disposal regulations. It pertains to storage, transportation and disposal of hazardous waste. Businesses must declare the volumes and nature of each waste product and ensure elimination of waste without undue risk to people and the environment.

E)

Law 84/13 regulates water resources. The government manages and protects state waters such as rivers, lakes and groundwater. Non-state waters include spring, well and drill holes not used by the public, and rainwater falling on private land or collected artificially from roof systems. The use of water for commercial purposes may be granted by the State authority and is subject to permitting, exploitation and conservation taxes.

F)

Decree No. 85/758 regulates water use by committee. This committee provides advice in implementing the water code that will include issues such as inventory, conservation, protection, use, effluent treatment and taxation.

Taxes and Royalties

The current statutory income tax rates in Cameroon are 38.5% for corporations. Dividend tax rates are 16.5% for residents and 25% for non-residents. Thus, the effective income plus dividend tax rate is 53.875% for non-residents and 48.648% for residents.

Among other specific benefits, GeoCam’s Strategic Enterprise Regime awarded on December 16, 2002, provides a 50% reduction to these two tax rates for five years during the installation phase, plus 12 years during the exploitation phase. As a result, GeoCam’s tax rates are 19.25% for corporation and 12.5% dividend (8.25% for residents), or a net 29.34% overall tax for the first 17 years of full production. Since approximately 40% of the shareholders are Cameroon residents, the weighted average dividend tax rate for the first 17 years is 10.8% and the effective rate is 27.97%. Dividend tax is based on cash flow after the initial capital is repaid. Pursuant to provisions in the Strategic Enterprise Regime, 25% of the base salaries and wages paid to Cameroonian employees is credited to GeoCam to further reduce taxable income and provide incentives to employ local workers.

In addition, Article 144 of the Mining Code now in effect calls for an ad valorem tax of 2.5% on metals. This is treated as a production tax expense and reduces net income for income tax purposes.

Based on interpretations of the Mining Code by Geovic and its Cameroonian attorney, Mr. Pierre Christian Nsegbe, value-added taxes will not be applied to Geovic’s operations during the exploration phase of the Cobalt-Nickel Project. The value added taxes will apply during the construction and production phase of the Cobalt Nickel Project and are expected to be recovered against exports and are not expected to have a major impact on the project economics.

Accessibility, Climate, Local Resources, Infrastructure, And Physiography

The closest town to the Nkamouna Project site is Lomie, at approximately 26 kilometers to the west – southwest. The closest railroad transport to the Nkamouna Project is at the town of Belabo, at a distance of approximately 250 kilometers. International airports and modern telecommunication facilities exist at Yaounde and Douala. Suitable shipping and receiving facilities exist at the international seaport of Douala. Driving from Yaounde to the Nkamouna Project takes approximately 8 hours.

Access to the Nkamouna Project site is from the seaport of Douala by a well-maintained provincial highway via Yaounde and Ayos. After Ayos and across the Nyong River, the highway to Central African Republic deteriorates rapidly to a well-traveled 90-kilometer per hour two-lane gravel road to Abong Mbang, with a population of approximately 30,000 people. This section of the road is currently prepared for paving. Abong Mbang is the provincial Division headquarters of the Prefect and main administrative and commercial center for the Hyaut Nyong Division. The town hosts a local trade school, service stations, hotels, restaurants and phone service. It is the main administrative center for the Ministry of Environment and Protection of Nature and the Ministry of Industry, Mining and Technological Development. Turning south from Abong Mbang towards Lomie, the road narrows and is frequented by log and lumber trucks over the next 127-kilometer distance to Lomie. The road from Lomie to Kongo village, the site of the GeoCam field camp, supports heavy log and lumber transports, as does the road from Kongo village to the project site.

Lomie is the Subdivision administrative center for the Nkamouna Project and has been the staging area for Geovic’s activities. Lomie has about 3,500 inhabitants, a limited local electrical supply, and very basic services and supplies. There is new telephone service, but no airstrip or approved heliport, and only rudimentary medical facilities. Geovic’s field operations are based from the Kongo Camp, a fully-contained compound near the village of Kongo. The compound has adequate working and sleeping quarters, a diesel generator, satellite-phone facilities, diesel fuel storage, a kitchen with refrigerators, repair shop and sample preparation and storage facilities.

At present it takes about one hour to drive the 40 kilometers between Lomie and the Nkamouna Project site. The economy of Lomie is largely undeveloped, except for a large sawmill and surrounding timber harvesting operations. Local businesses include the Lomie Subdivision’s government headquarters of the sub-prefecture, police station, hospital, parochial schools, shops, three general mercantile stores and the Raffia Motel. Most business activity centers around logging and the local saw mill that is located east of town. Other activities include road maintenance, palm oil production, limited agricultural activities and general commerce. Lomie’s municipality has provided diesel electric power (200kW) to those who can afford it, since 1997. Lomie is the site of a number of domestic and international non-governmental organizations that monitor the 1.3 million acre World Heritage Dja Biosphere reserve and other reserves within the region.

From Lomie, the road passes east to the village of Echiambot where it branches northeast to the Edje River and Kongo village. The first mine site at Nkamouna is located 8 kilometers north of this village. The trip from Yaounde to Kongo village takes about 8 hours by vehicle.

Geovic intends to provide, or arrange, scheduled bus and van service between the project and main towns and villages around the project site. Geovic will improve the existing roads and a small, private airstrip will be constructed to service project needs.

The climate of the region is classified as an “Equatorial Guinea” sub-type characterized by two main seasonal types, namely the “main wet” season and “main dry” season, and two minor seasonal types designated as “mini wet” and “mini dry.” The site is located on the northwestern margin of the Congo River tropical zone. The annual maximum monthly temperature ranges from 24° to 33° centigrade. The lowest daily minimum temperature recorded is 12° centigrade, but temperatures normally do not fall below 18° centigrade.

The average annual precipitation over a 32-year period is 1,580 millimeters and the humidity is typically high and evaporation rates high on an annual basis. Maximum annual precipitation measured to date totals 2,200 millimeters. The main wet season occurs between September and early November, and the main dry season occurs from November to May. The mini wet season lasts about eight weeks in March to May, and the mini dry season extends from June to mid-September. Limited amounts of rainfall occur throughout the year, except during the months of December and January. The average number of rain-free days at site was 229 and days receiving a total of at least 25 mm of precipitation at Nkamouna are 28 per year. Average monthly evaporation rates exceed rainfall during the two dry seasons. Data for 2004 show total precipitation at 1,820 millimeters, evaporation at 1,951 millimeters, for a net evaporation of 131 millimeters. The prevailing wind direction is from the south and southwest, and averages less than 4-kilometers per hour. Wind gusts rarely exceed 8 kilometers per hour, and are commonly undetectable beneath the tree canopy near the proposed Plant site. The operating season is year-round.

As currently envisioned, there are four waste and low-grade streams generated from the tailings disposal process. The two main waste streams from the metal recovery plant (the “MRP”) are manganese precipitate and the counter-current decantation (the “CCD”) leach tails. The manganese precipitate will be stored in a segregated area of the mine (55 tonnes per day (“tpd”)) and the CCD leach tails (1,385 tpd per day) will be co-disposed with the physical upgrades (the “PUG”) tails in the Napene Creek tailings storage facility (the “TSF”).

Geovic had previously planned to backfill all mine waste rock and process tailings into the mine backfill. This option appeared to have many advantages compared to disposing slurry tailings in a separate impoundment. However, it also presented significant engineering, scheduling, environmental and other challenges during project development, operations and reclamation. As a result, the Napene Creek TSF became the preferred option.

An overall water balance was prepared from material balances for the PUG plant, MRP, and Napene Creek TSF. Except for the TSF, all flows are constant throughout the year. Knight Piesold and Co. (“Knight Piesold”) estimated water flows in and out of the TSF on a monthly basis, including excess water generated by consolidation of settled tailings, seasonal rainfall, and evaporation.

The overall water balance shows that the need to divert surplus water around the tailings dam is a rare event. Alternatively, tailings supernatant water can be accumulated during these periods to reduce the demand for Edje River water makeup. The overall water balance is simplified as all water in the mine and infrastructure areas are currently planned to be diverted around such facilities and placed in natural drainages. In this manner, the Napene Creek TSF water balance will be independent of external variations.

Demand for Edje River water over the project life was estimated from the overall water balance. Impound volumes were also estimated on a quarterly basis by adding solids volumes to water impound volumes.

Water available from the TSF for pumping back to the PUG plant and the MRP varies seasonally and yearly. The rate of water impounding in the TSF declines during the project life due to gradual consolidation of solids. The overall water balance shows that the need to divert surplus water around the tailings dam is a rare event. The overall water balance is simplified as all water in the mine and infrastructure areas will be diverted around such facilities and placed in natural drainages. In this manner, the Napene Creek TSF water balance will be independent of other project components.

To support the mining and milling operations at Nkamouna, a number of ancillary facilities will be required. These include energy generation, a mobile equipment maintenance shop, warehouse, reagent storage building, laboratory, and administration offices.

Combined Heat and Power (“CHP”) units fuelled by locally harvested wood will produce total project requirements of 2.5 MW of electrical energy and 11 MW of thermal energy. A temporary 300-man construction camp will be installed and used until permanent housing can be obtained to meet project operating requirements. On-site accommodations will be provided for expatriate staff, most of who will be scheduled for about 6 weeks on site and two to three weeks to their destination of choosing. Housing and other community assistance will be provided to local employees, who will be drawn from nearby villages.

Abundant water is available from shallow wells to be completed in the Edje River floodplain; however, much of the process water will be recycled from the TSF. Mining, processing and housing facilities will each be provided with sewage collection and treatment systems.

The vegetation in plateau areas is typical of an “evergreen equatorial forest” characterized by diverse endemic plant species. The forest area is stratified in three layers, including the 40-meter tall tree canopy characterized by broad-crown diameters and straight limbless trunks; shorter, more slender, fast-growing, narrow crown-diameter, fragile trees form the intermediate layer; and the scanty undergrowth layer consisting of vines, brush and ferns. Trees of local economic importance include Ayos, Sapelli, Wengive, Iroka, Bubinga, Azobe, and Obeche. Other diverse species occur in swamplands and patches of dense wet-substrate dominated valley floors.

Recent logging has occurred throughout most of the mineralized areas within the Mine Permit. The extent of this logging is documented on satellite images and by ground surveys. These logging activities are independent of Geovic’s operations and were part of pre-existing timber leases within the Mine Permit area.

The central part of the cobalt-nickel mineral district is dominated by a series of rolling upland plateaus that are isolated by several river systems that feed into the main Congo River drainage basin. Elevations in the province range from about 450 meters along the lower Dja River to 927 meters above sea level at Mount Guimbiri, located east of Abong Mbang. The local upland plateau in the vicinity of the Nkamouna mine site presents an elevation of about 700 meters.

The Nkamouna ore deposit is relatively flat and has an average depth of 15 meters. The majority of the deposit is situated downslope from the process plant and has a natural grade of approximately 5 % with upper elevations around 760 meters and lower elevations near 610 meters. The deposit is a crescent shape about 4 kilometers from east to west and 2 kilometers from north to south. The process plant is adjacent to the mine and near the top of a saddle at an approximate elevation of 700 meters above sea level.

History

The Nkamouna Project consists of an enriched cobalt-nickel-manganese-iron lateritic deposit located within an extensive mineral province in southeastern Cameroon, Africa. Nickeliferous laterite deposits in southeast Cameroon were first discovered and investigated by the United Nations Development Programme (the “UNDP”) during 1981-1986, in a cooperative project with the Cameroon Ministry of Mines, Water and Energy to evaluate mineral potential in southeastern Cameroon. Following a regional stream sediment geochemical survey which indicated the likely presence of laterite nickel mineralization, the UNDP project drilled eleven core holes in the Nkamouna area, which was the most accessible laterite area at that time.

Several of the UNDP holes intersected laterite and saprolite with interesting nickel and cobalt values. The first hole, KG-S-1, traversed 56 meters of lateritic profile and fresh serpentinite, with nickel values up to 1.00% and cobalt values up to 0.19%. Due to the remote location and the low nickel prices at the time, the discovery did not draw much attention.

William Buckovic became aware of the nickel discovery in 1988, subsequent to submitting a proposal in 1986 to explore for minerals to the Cameroon Ministry of Mines. No recorded exploration or mining had taken place on the property since the UNDP work. After assaying samples he was able to obtain from the deposit, Mr. Buckovic noted in 1994 a higher than typical cobalt:nickel ratio characterizing the Cameroon deposits. This high ratio was confirmed by the assay results from the UN coring program. Mr. Buckovic was also aware of recent advances in Australia and elsewhere in the hydrometallurgical processing of previously sub-economic nickel laterite deposits. As a result, in 1995 he helped form a new company, GeoCam, to investigate this unusual but potentially promising occurrence.

By 2004, Geovic had largely completed the reconnaissance sampling and had undertaken pitting and drilling patterns of varying spacing at Nkamouna where access was greater due to recent logging operations, with an eye toward defining deposit parameters for an eventual feasibility study.

Most of the work at Nkamouna has been performed by Geovic employees and consultants on behalf of GeoCam. Early geological and sampling oversight was provided by Buckovic and by Duncan and Associates of Perth, Australia. Mintec, Inc., of Tucson, Arizona, and by geologist and Qualified Person, Nikolai R. Burcham, provided oversight during 2003. Metallurgical and other testing has been performed from time to time by Bateman Engineering, Inc of Tucson, Arizona, METCON Research, Inc. of Tucson, Pittsburgh Metallurgical and Environmental Inc. (“PMET”) of Pittsburgh, Pennsylvania, Hazen Research of Golden, Colorado, Knight Piesold of Denver, Colorado, and others.

Geology Setting

Regional Setting

Southeastern Cameroon lies within a region of metamorphosed Proterozoic rocks ranging in age from 1800 to 600 million years and extending across parts of several west-central African countries. In southeastern Cameroon, several assemblages of such metamorphic rocks have been mapped and named. In the Cobalt-Nickel Project area, the Mbalmayo-Bengbis Series, one of several “series” comprising the Intermediate Series, consists principally of chloritic and sericitic schists and quartzites. Also included in the series are extensive metamorphosed felsic, mafic volcanic and volcaniclastic rocks. These rocks are post-Eburnean (i.e. younger than 1800 million years) and are cut by basic dikes. The original depositional age of the sediments was probably 1800 to 1400 million years, with metamorphism to almandine-amphibolite facies occurring about 1200 million years ago, likely coincident with the Kibaran Orogeny.

The schists and quartzites contain inliers of ultramafic rock, which were probably emplaced long after deposition of the original sedimentary rocks. Due to poor exposures, the contact relations are unclear, but the ultramafic bodies appear to be emplaced along north-trending regional fractures, which apparently allowed emplacement of ultramafic rocks of deep-seated origin.

Local Geology

The region within a 300-km radius of the Cobalt-Nickel Project Area in Cameroon, Gabon, Congo, and Central African Republic has few producing mineral deposits and few with near-term production potential. Most of this region of west-central Africa is underlain by Proterozoic granite-gneiss-schist terrains, broadly similar to the rocks in the Cobalt-Nickel Project Area. Within the region, ultramafic rocks, the original source of the cobalt and nickel, are confined to the Cobalt-Nickel Project Area. There has been no previous production of minerals from the Cobalt-Nickel Project Area.

Alluvial gold is exploited on a small scale from stream gravels in various parts of Cameroon, Gabon, Congo, and Central African Republic. Few statistics are available because all production in the region is from artisanal sources. In the southwest part of the Central African Republic, alluvial gold is accompanied by small quantities of alluvial diamonds in streams which drain Cretaceous sandstone and conglomerates exposed further east. The Cretaceous formations do not extend into Cameroon.

Deposits of iron ore are reported to exist in south-central Cameroon, north of the Gabon border, but little information is available about these deposits. The UNDP also evaluated several iron ore and limestone deposits. At Belinga in northeast Gabon, a stratiform iron deposit contains several hundred million tonnes of 64% iron, but with high phosphorus content (+0.1% P). This deposit has not been exploited on an appreciable scale.

Small amounts of alluvial tin and rutile are extracted from streams in the region, also in quantities that are locally important to village economies but are not industrially significant. Limestone deposits occur in the Proterozoic rocks, about 50 km southeast of Lomie. These deposits were drilled by the UNDP in 1981, but they have not been exploited on a large scale.

Elsewhere in Cameroon, mining of non-fuel minerals is in its infancy, with one cement plant being the only sizeable mineral producer. Occurrences or resources of bauxite exist in northern and western Cameroon. An aluminum smelter near Douala processes only imported alumina. There is little in the way of a mining culture or infrastructure in the country at present.

Property Geology

The bedrock geology at Nkamouna has been mapped by Geovic geologists on behalf of GeoCam through a combination of natural exposures, soil mapping, and, most importantly, observation of weathered or fresh rock encountered in pits and drillholes. Mapping of detailed structures, and attitudes of foliation or fractures is generally not practical. Rock from pits, drillholes, and rare exposures indicate that the fresh underlying rock at Nkamouna is a pervasively-sheared serpentinite. Most serpentinites form from parental ultramafic rocks, as a result of hydration and shearing at moderate temperatures, either during emplacement of the ultramafic or during post-emplacement tectonism. At Nkamouna, petrographic evidence suggests that the parent rock to the serpentinite was probably a dunite (rock containing +90% olivine). Minor amounts of chrysotile asbestos, a common accessory mineral in serpentinites, are reported from one pit in the Mada area, 4 km north of Nkamouna.

At Nkamouna, it is apparent that schist, meta-volcanics and related rocks occupy the borders of the serpentinite, and also occur as inliers within the serpentinites. Locally, lateritic soils with schist fragments rarely overlie serpentinite bedrock. These anomalies may be due to the gravity-induced movement of soils down-slope.

Exploration

Nickeliferous laterite deposits in southeast Cameroon were first discovered and investigated by the UNDP during 1981-1986, in a cooperative project with the Cameroon Ministry of Mines, Water and Energy. Following a regional stream sediment geochemical survey which indicated the likely presence of laterite nickel mineralization, the UNDP project drilled eleven core holes in the Nkamouna area, which was the most accessible laterite area at that time.

Several of the UNDP holes intersected laterite and saprolite with interesting nickel and cobalt values. The first hole, KG-S-1, traversed 56 meters of lateritic profile and fresh serpentinite, with nickel values up to 1.00% and cobalt values up to 0.19%. Due to the remote location and the low nickel prices at the time, the discovery did not draw much attention.

The UNDP holes were undertaken several years prior to Geovic’s investigations. The drill apparatus, technical personnel, sampling procedures, and assaying practice were entirely different from those used subsequently by Geovic. Therefore, PAH believes that inclusion of the UNDP drillhole data is unwarranted for resource calculations. These 11 holes represent less than one percent of the total sample openings at Nkamouna. In any case, the sites of most of the UNDP holes were subsequently surrounded by gridded Geovic drillholes and pits, and the effective influence of the UNDP holes on resource tonnage calculations is negligible.

In January 1999, GeoCam received an Exploration Permit, PDR 67, that covered 4,876 square kilometers and specifically allowed exploration drilling. Geovic’s program initially was based entirely on manually-dug test pits, and later incorporated drilling and limited trenching. The program began at Nkamouna and was later extended to the other Plateaus, which were identified by satellite images and air photos. Geologists from the Cameroon Ministry of Mines, Water and Energy participated in the work to provide government oversight as well as training. Geovic’s core-drilling program began in 1999, after many hundreds of pits had been completed. A total of 23 holes were drilled in the northeast part of West Nkamouna, on an approximate 100-meter grid.

A Mining Convention was signed on July 31, 2002 by the Ministry of Mines, Water, and Power of the Republic of Cameroon that defined the general, legal, financial, tax, economic, administrative, customs, social, land and environmental conditions under which GeoCam shall undertake the mining of cobalt, nickel, and their associated substances within GeoCam’s Exploration Permit area. On April 11, 2003, Mining Permit No. 33, which replaced the Exploration Permit, was issued by decree granting an exclusive right to GeoCam to exploit the deposits and the area was reduced to 1,600 square kilometers, which includes approximately 300 square kilometers of cobalt-nickel mineralized lands.

In 2002, Geovic imported an Australian-designed, truck-mounted machine. Holes drilled with this machine are referred to in Geovic reports as “air core” holes, but intact core is not produced, only drill cuttings typical of reverse-circulation drilling. Reverse-circulation holes were drilled between May 2002 and September 2003, when 176 holes totaling 3,690 meters were drilled at Nkamouna. Most of these holes were drilled as fill-ins on a series of lines which had already been sampled by pitting, generally at distances greater than 100 meters between drillholes. Several of these were twins (within 5 meters) of previous pits, and several others were later twinned by pits sunk on the drillhole collar. Twenty-two holes were drilled on a tight grid of approximately 15 x 15 meters in West Nkamouna, to test the short-term variability between holes.

By 2004, Geovic had largely completed the reconnaissance sampling and had undertaken pitting and drilling programs of varying densities at Nkamouna where access was greater due to recent logging operations, with an eye toward defining deposit parameters for an eventual feasibility study.

Mineralization

Cobalt-nickel mineralization in the Geovic deposits occurs within the weathering profile overlying sheared, serpentinized ultramafic rocks. The lateritic weathering profile averages about 20 meters thick, but exceptionally extends to 40 meters near ridge crests or in fracture zones. The mineralized laterite forms lenses which average a minimum of about 10 meters thick. The lenses often lie generally parallel to the rolling topography of the Nkamouna plateau. They are relatively smooth on top, but irregular on the bottom, where weathering has penetrated downward into fractures and shear zones in the underlying serpentinite.

Most of the economic mineralization in each deposit is in one interval containing about 1 meter of ferricrete breccia and 4 meters of ferralite. The ore types are characterized geologically by their mineral content, bulk composition, and texture, as described below. The deposit’s unusual concentration of the coarsely aggregated ore mineral asbolane is highly significant, as is the thick ferricrete breccia and abundant maghemite.

The Cameroon laterite profiles, similar to those elsewhere in humid tropical environments, show a strong vertical zonation, which reflects the transition from unweathered host rock at the base, to highly-leached residues at the surface. The Cameroon laterites depart from the norm somewhat, in possessing two layers of iron-rich laterite, between which lies ferricrete breccia. The lower portion of the profile under the breccia includes the limonitic ferralite and underlying saprolite zones which are more typical of humid tropical laterite profiles.

Upper Laterite (UL). A purplish-red, highly magnetic, powdery clay-like soil. Ubiquitous, normally 4 to 8 m thick, except where removed by erosion at the borders of laterite plateaus. This unit will be easy to excavate for completing test shafts and for mining.

Ferricrete Breccia. Beneath the Upper Laterite is a nearly ubiquitous horizon of ferruginous concretions, ranging in size from pisolites one or two cm across, to blocks larger than a meter across. Large blocks have complex structures, characterized by multiple stages of brecciation, with vesicular, tubular structures, and amoeboid shaped cavities. They are composed of agglutinated pisolites and angular ferricrete fragments, with some limonitic matrix. Ferricrete fragments are typically dark red outside and varicolored on fresh surfaces. Where the blocks were large enough to impede deepening of pits, the ferricrete breccia was formerly referred to as “Hardpan” (“HP”). The ferricrete breccia averages 6 to 8 meters thick, and was often divided into two or three units by project geologists.

The Upper Ferricrete Breccia (“UB”) is typically pisolitic and relatively low in cobalt and nickel except locally where stained with black manganese oxides.

HP is the most highly-cemented ferricrete breccia and is very difficult to penetrate with hand tools. It forms outcrops in some areas, particularly at the borders of the lateritic plateaus, and averages 2 meters thick. Where present, it grades upward and downward into UB and LB, respectively.

The Lower Ferricrete Breccia (“LB”) consists of reddish concretions, with abundant black manganese oxides, texturally similar to UB, with a matrix of Ferralite (“FL”). It is typically 1 to 2 meters thick, and +2% cobalt may occur at the base, especially where concretion-like aggregates of asbolane occur. It is hard to dig with hand tools.

Ferralite (FL). Limonitic laterite, sometimes pulverulent, mottled, with varied shades of black, yellow, brown and red. Often foliated, reflecting relict serpentinite textures. Local maghemite occurs near top. Thickness varies from a few meters to tens of meters, averaging near 8 meters. Consistently mineralized with good metal grades near the top where black manganese zones occur, moderate to low cobalt grades lower in the unit. The MgO content is very low, averaging about 0.5% MgO, part of which is present as non-reactive MgO in spinel (i.e., magnesian chromite). This unit is easy to moderately easy to excavate for completing test shafts and for mining.

Silcrete (SI). This highly-discontinuous unit may lie at the boundary between the Ferralite and the upper Saprolite. It is composed of subhorizontal plates of white to grey silica, intercalated with varicolored clays. Usually 0.5 meters thick or less, and often absent. Commonly has low metal contents and is very hard to dig. It is generally interpreted to mark a former water table, and often occurs just above the current water table.

Saprolite zone (SP). Composed of green, sticky clay with less than 50% fragments of partly weathered serpentinite, grading downward into foliated, fractured serpentinite. May have silica-filled steep fractures. Relatively poor in cobalt, often rich in nickel. Averages 1.5 meters thick. Moderate to hard digging. Saprolite typically contains less than 40% iron and elevated MgO (15 to 30%).

Serpentinite (SE). Bedrock, olive green to dark green, may be fractured and fissile, with silica-filled fractures. Uniformly low metals grades except in rare cases where garnierite-like nickeliferous silicates fill fractures. Relatively hard. Rarely encountered in pits, mainly in drillholes. Magnesium grades are typically greater than 35% and iron contents are usually less than 10%.

Water Table. The depth to the water table was recorded in 32 of the Geovic reverse-circulation drill holes. In all but seven of these holes, the water table was between 12 and 25 meters below surface, and was usually within the Ferralite or at the upper limit of Serpentinite.

The minerals of economic interest in the Nkamouna laterites occur as fine-grained clay-like or concretionary masses, and are only occasionally identifiable as discretely visible mineral specimens. One exception is gibbsite, which may occur as mammilary masses or vug-fillings of radiating transparent to milky white crystals several millimeters long. Of great significance is the size of asbolane agglomerates and wad that host the cobalt and almost all of the manganese.

The key mineral in the Geovic deposits, which hosts the cobalt, most of the manganese, and a significant part of the nickel, is asbolane. Between one-third and one-half of the deposit’s nickel is hosted in asbolane.

This mineral is sometimes referred to as “asbolan” or “asbolite” in the scientific literature, or “wad” or “cobalt wad” as field terms. Asbolane is widespread in nickeliferous laterites, but elsewhere is usually present in very small amounts and is normally inconspicuous as black blebs on fractures. Individual asbolane crystals have hexagonal symmetry, a Mohs hardness of 6, and are very dark in color. Typically, individual crystals are rarely visible to the naked eye or a hand lens; rather, the mineral forms blackish patches or crusts on fractures and cavities. The asbolane occurrence at Nkamouna is unusual in that it occurs as both discrete platy crystals and in larger and coarser crystal aggregates and fine-grained wad up to 5 cm in diameter, sometimes as concretion-like nodules with chromite and goethite. It also occurs as a fine intergrowth with chromium and iron oxides and hydroxides.

Asbolane is critical to the Nkamouna Project economics, because it occurs as coarser aggregates of microscopic crystals, the aggregates being separable by crushing and wet screening from the pulverulent iron-oxide minerals and clays. The resulting coarse fraction contains most of the cobalt and manganese, and a significant portion of the nickel in the raw material, resulting in a significantly upgraded concentrate prior to leaching.

Drilling

Because the GeoCam deposits are secondary, which represent the decomposition products of bedrock, they present the data-generation issues which are typical of laterites: sampling of intermixed material which ranges from very soft to very hard, and which varies greatly in metal grade from one particle to the next, especially in the ferricrete breccia lithologies.

Most of the sampling at Nkamouna, and nearly all sampling in the other laterite areas, has been by pitting, with a lesser amount from drilling. Direct sampling of outcrops and trenches is almost entirely limited to Trench 1 at Nkamouna.

The majority of Geovic’s resource sampling has been hand-dug pits. Geovic has historically referred to the pits as both “pits” or “shafts.” In the Nkamouna area, Geovic has excavated 1,099 pits. The pit sampling program continued during drier weather in East Nkamouna, the area east of the Kongo-Ndu road, until September 2004. Pits are numbered from 101 to 1400 (with gaps). The density of pitting varies from about 50 x 50 meters to 150 x 200 meters, but is not uniformly gridded.

One trench has been excavated at Nkamouna, extending 20 meters east from the site of Pit 923. Dug by hand, it is up to 8.5 meters deep, and has a 5-meter north-to-south extension in the middle. The trench is located on the western edge of the Nkamouna plateau, west of some natural exposures of ferricrete, at a location where the Upper Limonite has apparently been removed by erosion. Thus most of the trench exposes ferricrete, not reaching the ferralite or saprolite. The trench site was selected by Geovic primarily to determine whether blasting is necessary in the ferricrete.

United Nations Drillholes. The first documented samples ever taken at Nkamouna were the eleven holes drilled by the UNDP in the mid 1980s. The UNDP used a J.K. Smit Model 300 diamond-drill rig. PAH examined the original drill log for hole KG-S-1, at Nkamouna. This hole was collared with a BQ bit (36.5 mm core OD) to 6.0 meters, then deepened to 53.5 meters with an AW bit (30.0 mm core OD), and finished to sound serpentinite at 56.75 meters with an AG (28.5 mm core OD) bit size. The recovery in hole KG-S-1 was only about 50% in the top 6 meters, but increased with depth as more competent laterite was encountered, averaging about 90% below 6 meters.

The UNDP holes were undertaken several years prior to Geovic’s investigations. The drill apparatus, technical personnel, sampling procedures, and assaying practice were entirely different from those used subsequently by Geovic. The sites of most of the UNDP holes were subsequently surrounded by gridded Geovic drillholes and pits, and the effective influence of the UNDP holes on resource tonnage calculations would be negligible.

Geovic Core Drillholes. No further drilling was undertaken at Nkamouna until Geovic’s core-drilling program in 1999, after many hundreds of pits had been completed and an exploration permit was obtained over the mineralized areas. The first rig used was a trailer-mounted 20-horsepower core drill which could be hand-pushed along forest trails to minimize environmental impacts in prospective areas. A total of 23 holes were drilled (NKM-21 to NKM-43) in the northeast part of West Nkamouna, on an approximate 100-meter grid. The maximum depth reached was 33 meters, with an average hole depth of 24.6 meters, for a total of 566 meters drilled.

Recovery was generally good. In the limonite horizons (upper and lower), it was 90% on average, and 40 to 90% in breccias. In the saprolite, it was consistently below 70% with values of 30% recorded in zones containing serpentinite fragments. Since most of the economically-mineralized material at Nkamouna is lower ferricrete breccia or ferralite, the recovery in these zones of interest was probably near 90%.

Reverse-Circulation Drillholes. In 2002, Geovic imported an Australian-designed, truck-mounted machine. Holes drilled with this machine are referred to in Geovic reports as “air core” holes, but intact core is not produced, only drill cuttings, typical of reverse circulation drilling.

This machine uses three chisel-type or finger-type tungsten carbide bits to cut the laterite, and recovers material by air or water flushing through the inner pipe of a double-walled reverse-circulation recovery system, from the bit to the surface. The outer tube has an external diameter of 74.4 mm, while the inner tube has an internal diameter of 36.6 mm. The drill uses compressed air or water with Baroid mud at 150 psi as the drilling fluid. Water was used to flush the drill stem, bit, and cyclone between one-meter sample runs. The drill pipe is in 3-meter sections.

A two-person drill crew and three labor assistants attend the drill, plus a geologist. Set-up time and tear-down time is 5 to 10 minutes. A 30-meter hole can typically be drilled in 2 hours, when no drilling difficulty is encountered.

The reverse-circulation drill was used between May 2002 and September 2003, when 176 holes (NKM 1010 to 1185, plus NKM-3.3) totalling 3,690.25 meters were drilled at Nkamouna. Most of these holes were drilled as fill-in holes on a series of lines which had already been sample by pitting, generally at distances greater than 100 meters between drillholes. Several of these were twins (within 5 meters) of previous pits, and several others were later twinned by pits sunk on the drillhole collar. About 20 holes were drilled on a tight grid of approximately 15 x 15 meters in West Nkamouna, to test the short-range variability from one hole to the next.

Sampling and Analysis

Geovic maintains a sample-preparation facility at the Kongo Camp, where samples are prepared for assay. PAH reviewed the procedures in detail, and photographed each stage. The sample bags normally used by Geovic are white double-thickness polyester, with a drawstring at the neck and a label sewn inside the neck. The geologist writes the sample identifier on the inside label and on the outside of the bag, with a permanent marking pen.

Most of the sample points were exposed and sampled by test pits, dug using simple hand tools by local labor crews. A gasoline-driven air blower and 20 meters of vinyl tubing are normally available to provide air when a pit is poorly ventilated, usually at a depth of more than 13 meters. Each pit is normally circular in section and 1.25 meters in diameter, although the diameter may vary slightly.

Spoil not included in the sampling program from the pit is deposited in piles around the pit, but is not rigorously segregated by depth interval. Changes in texture (breccia, limonite) or conspicuous changes in color warranted segregation. A sample is collected each meter by cutting a rectangular groove in one wall of the pit, measuring 10 by 5 cm. When more than one sample is collected from an interval concurrently, these are oriented following the main cardinal compass points. Each pit is visited once or several times daily by a geologist to log geology, check channel progress, collect the samples from the intervals extended in his absence, and to decide whether to continue digging.

The trench in Nkamouna West was intensively sampled after excavation, by channel samples. Since the trench represents effectively only one sample point in a previously-pitted area, and because the main purpose of the trench was for geotechnical information, the trench samples were not used in the resource calculations. Sample intervals generally varied between 0.5 and 1.65 meters. Each interval was logged by color and texture, and by mineralogy where noted. All samples were analyzed for nickel, cobalt, manganese, chromium, copper, zinc, lead and MgO. Composites representing 5 to 10 meters were analyzed for Fe2O3.

The Geovic diamond-drill holes drilled in 1999 were sampled at 1.0- or 1.5-meter intervals generally, although there were many exceptions due to geological breaks and coring intervals. Core from the laterite zone (earthy) was air-dried, crushed, split and halved, with one half sent for assay. The core from the partly weathered, hard serpentinite was cut into two equal parts along the vertical axis of the core, and one part was forwarded for assay while the other was left as backup in the sample store.

Geovic’s reverse-circulation holes, drilled during 2002 and 2003, were almost invariably sampled at one-meter intervals. The reverse-circulation pathway, including the cyclone and collection buckets, was flushed with water after collection of each one-meter interval, to prevent cross-contamination. The sample expelled by the cyclone, including the water used to flush the sample pathway, was logged by the drill geologist for geology, and drilling parameters (for example, wet vs. dry, hardness, and unusual sample volume).

After the sample-recovery bucket has stood until most fines had settled, the clear water at the top was decanted, and the wet sample placed in a previously-labelled bag. At the end of the day, the bags were transported to Kongo Camp.

As is typical of reverse-circulation drilling, precise measurement of the recovery percentage was not possible.

Water-soluble polymer (“Baroid EZ Mud”) was used to maintain recovery in clay-rich intervals in the lowermost ferralite and upper saprolite horizons. It is recognized that sample recovery in these intervals was unsatisfactory, but these horizons are rarely of economic cobalt grade.

Geovic commissioned a careful study of potential down-hole contamination. The prominent “manganese spike” typically present near the base of the breccia in drillhole assays revealed that vertical cross-contamination is negligible, since the “manganese spike” in drillholes is just as sharp as it is in channel samples taken from pits.

Upon arrival from the field in polyethylene woven bags, the samples are stored in a sheltered locality until processed. Each bag is opened, the sample placed in a steel tray for drying, and an aluminum tag bearing the information on the sample bag placed on the tray. After drying, the sample is quartered, placed in a clearly labelled plastic bag, with the location and interval. Another aluminum tag is prepared which accompanies the sample, all the way to arrival and re-coding of samples in the U.S. The aluminum tag placed in the steel tray before oven drying remains with the back-up sample on the shelves in the warehouse.

Drying of samples is accomplished in a wood-fired oven. The temperature is not recorded, but appears to be in the vicinity of 100 degrees C, plus or minus 20 degrees. Samples are examined manually from time to time to determine the degree of dryness, and normally after six or seven hours are judged to be sufficiently dry for further processing.

Upon removal from the oven and cooling, each sample is inspected visually for oversize material (coarser than approximately 2 cm). Oversize material is manually crushed in a mortar and pestle and returned to the sample tray. At this point, the dried sample is reviewed again by a geologist to ensure that the on-site logging did not miss important features due to excessive mud in the case of RC drilling samples or poor light.

The sample is then split in a Jones-type riffle splitter with openings measuring 10 mm. Normally a 200-gram dried sample is weighed and bagged for shipment to the assay lab. All remaining reject is bagged and stored at Kongo Camp.

The shipment of samples follows the Australian Code for Reporting of Minerals and Ore Reserves (the “JORC Code”) procedures regarding chain of custody. Samples are shipped by vehicle to Geovic’s office in Yaounde, whence they are delivered to a common carrier for air-freighting to North America.

From 2002 until early 2004, Geovic, on behalf of GeoCam contracted Mintec, Inc. of Tucson, Arizona (“Mintec”), to oversee the Quality Assurance/Quality Control (the “QA/QC”) for Cameroon samples. Mintec provided new 4-digit sample numbers to each sample, before sending the samples to Actlabs Inc. (“Actlabs”) in Tucson. Actlabs then pulverized the samples to minus-150 mesh and returned the pulps to Mintec. Mintec then inserted duplicates, standards, and blanks into the sample stream prior to returning the pulps to Actlabs for analysis.

It is apparent to PAH that Geovic personnel have paid close attention to sampling and sample-processing techniques, and have varied the techniques from time to time, based on careful analysis of results, including comparisons between different methods. PAH believe that Geovic’s collection and handling of samples meet or exceed industry standards for laterite projects, and that any limitations on precision and accuracy of samples are those limitations inherent in the laterite deposits themselves and in assaying technology.

Between January 2003 and January 2004, a total of 3,359 sample results were shipped to Actlabs for processing at an assaying cost of US$11.90 per sample. Of these, 3,095 were original samples from Nkamouna, plus 39 second splits and 162 standards included with Nkamouna samples. (The remaining 63 samples during this period were from the Mada deposit, north of Nkamouna. See “Mada Project – Security of Samples.”) Altogether, more than 14,000 Nkamouna samples were assayed for cobalt and nickel during 1995-2004. Many of these samples were also assayed for manganese and other elements and compounds.

The samples received at Actlabs in Tucson were dried for 24 hours at 150°C. According to the mineralogical literature on asbolane, there should be no loss of chemically combined water or hydroxyl ions below 150°C. Thus the subsequent assays reflect intact dry asbolane, which is lacking only any loosely-bound water that is not included in the calculated dry tonnes of mineral resource.

Actlabs’ Tucson facility is accredited to ISO/IEC-17025 and CAN-P-1579 (Canadian) standards, and is thus as fully accredited as a commercial mining assay laboratory.

Following the drying at the Actlabs facility, as discussed above, pulps of Geovic samples were digested in a 3-acid solution (nitric, sulfuric, hydrofluoric), and analyzed by the Inductively Coupled Plasma Optical Emission Spectrometry (the “ICP-OES”) method for cobalt, nickel and manganese. The 3-acid digestion is normally sufficient to dissolve all minerals typically present in Nkamouna samples.

Various other appropriate methods were used for occasional analyses of other elements (MgO, SiO2, etc.) for bulk samples and other specialty samples.

Security of Samples

Various inter-laboratory checks have been undertaken by Geovic on behalf of GeoCam throughout the life of the project.

In 1999, K.D. Engineering Co Inc. (“Global Engineering”) of Tucson, Arizona, visited Nkamouna and undertook to re-sample eight exploration pits. Samples were taken separately from one-meter intervals in channels in the east and west wall of each pit. Splits of each crushed sample were sent for pulverizing and assay to three different laboratories: International Plasma Laboratories (Vancouver); Bondar Clegg Intertek Testing Services (“Bondar Clegg”) (Vancouver); and, Genalysis Laboratories (“Genalysis”) (Perth, Australia). The laboratories did not include Actlabs, which subsequently assayed the greater bulk of Nkamouna samples. K.D. Engineering’s report indicates that Genalysis and Bondar Clegg agreed closely on cobalt assays (difference of less than 2% relative, and a Coefficient of Determination (“R2”) of 0.987), whereas the International Plasma results averaged more than 10% low, with R2, of less than 0.95 when compared to either of the other two labs. No further samples were analyzed by International Plasma.

The samples assayed by Actlabs were submitted to both Actlabs’ and Geovic’s independent QA/QC checks. The use of second splits and sample standards are universally recognized methods to provide confidence in the assaying reliability.

The Actlabs laboratory runs assay batches of 24 prepared pulp samples, comprising 20 samples plus repeats on the 1st and 20th samples of each batch, in addition to two in-house standards. One sample per client’s submitted batch of 20 is reweighed along with both an in-house and a certified reference standard of known cobalt-nickel-manganese content. Actlabs’ internal checks allow for a maximum acceptable variance of 2% for duplicates and standards.

The 39 second splits for which assay results have been received, distributed throughout 35 sample submissionshipments, were extracted from the same sample rejects stored at the Project Camp (Kongo) as the originalsamples. Once an original 200 gram sample was drawn, the reject was remixed (further ensuring complete homogenization) and a second sample was drawn and had a “D” added to the sample number. After sample preparationby Actlabs, all sample pulps were assigned an individual number by Mintec prior to the actual assaying at Actlabs.

Pairs of samples extracted from the same sample intervals show a high degree of correlation for cobalt, providing confidence in the ability of Actlabs to generate reproducible assay results from similar sample material. Similar plots prepared by PAH for nickel and for manganese indicate that similar correlations occur for those metals.

At the request of Geovic on behalf of GeoCam in 2003, Mintec fabricated five sample control standards of known cobalt, nickel and manganese value from on-hand Nkamouna material, thereby ensuring that there was no visual difference between the standards and regular samples. The results of 165 analyses of these five standards, distributed throughout 35 sample submission shipments, were received by January 2004.

Perusal of the results strongly suggested that some of the standards had been mislabelled or switched in 32 of the 165 submitted. Mintec personnel therefore examined the anomalous assays of standards, and were able to reassign most of them to the proper standard, according to the cobalt, nickel and manganese assays received. Three submitted standard samples did not match any of the five original standards, and it is likely that these three samples were switched with ordinary production samples at the laboratory. Three of 168 is about 2% probably not an atypical error rate for switching of samples in production runs. Nevertheless, given that Actlabs are an ISO-certified facility, PAH is prepared to accept the general veracity of the assays on Nkamouna samples.

Mineral Resource And Mineral Reserves

A mineral resource estimate was prepared for the Nkamouna area using a three-dimensional block model to estimate cobalt, nickel, and manganese grade for individual blocks with dimensions of 10 by 10-meters horizontal by 1-meter vertical. In addition, lithology codes and resource classification codes were defined for each block.

Resources by definition are in-situ mineral occurrences that are quantified based on geological data, but may not necessarily be economic. The Company classification was established for each block based on the sample grid spacing model. Determination of the appropriate grid size for each resource class was based on the continuity of cobalt above a cut off rate of 0.10%. The mineral resource is summarized by class in Table 1. The cut off grades vary based on processing characteristics of each of the three main lithologic units. Based on guidelines provided by the SEC, proven and probable mineral reserves were determined within the area based on a $12 per pound cobalt price and $3.50 per pound nickel price.

TABLE 1

Geovic, Ltd.
Nkamouna Project, Cameroon
Mineral Resource Statement

At the selected cutoff grades the measured and indicated mineral resource is 61 million tonnes at a cobalt grade of 0.245% and a nickel grade of 0.654%.

The general procedure used for resource estimation was as follows:

The thickness of each geologic unit was extracted from the geologic logs of pits and drill holes. Only those units above the saprolite/bedrock surface were modeled.

The thickness of each geologic unit was modeled as a two-dimensional grid of points. A triangulated irregular network (TIN model) was used to interpolate thickness from the irregular sampling points to the centers of the 10 by 10-meter block grid.

The data used to create the thickness models was edited based on cross-sectional plots of the various models. This editing was done to correct inconsistencies related to multiple pits/drill holes within a few meters of each other and shallow pits that were stopped because of hard breccia, water, or other problems. The thickness models were updated using the edited data. The entire procedure of editing/remodeling was repeated until all inconsistencies were resolved.

Based on cross-section plots of cobalt grade in the flattened model, it was observed that cobalt grade could be correlated parallel to the top of mineralization. The depth to the top of mineralized cobalt was extracted from the pit and drill hole assay data.

An intermediate model was created to “unfold” the model so that the top of mineralization in each drill hole was at a constant elevation. The advantage of this model is that the optimum correlation between the metal grades is horizontal and the shape and continuity of the mineralization can be viewed directly on plan maps. This model also went through several iterations of editing/remodeling to remove inconsistencies in the data from shallow holes that did not penetrate the top of mineralization and from multiple pits and drill holes within a few meters of each other.

Basic statistics, using the unfolded model, showed that there are three cobalt grade populations, including low-grade (poorly mineralized), mid-grade (mineralized), and high-grade (strongly mineralized). Manganese was found to have grade distributions similar in shape, but higher grade than cobalt, consistent with the strong correlation between cobalt, manganese, and asbolane. Nickel appears to be much more evenly distributed than cobalt and manganese and was found to only have two grade zones, mid-grade (mineralized) and high-grade (strongly mineralized).

Grade zones were defined for each metal as closed shapes in plan maps in the unfolded model.

Basic statistics were run within the grade zones to confirm the grade distributions and variograms were run to confirm continuity of grades within the zones.

Block grades were estimated for cobalt, nickel, and manganese using inverse-distance-power (“IDP”) estimation with grade-zoning controls. IDP estimation parameters were adjusted so the estimated block distributions adequately reflected mining selectivity.

A sample spacing model was prepared in the “unfolded” model system that measured the spacing of samples around each block. This model was used to classify the resources into measured, indicated, and inferred resource classes based on pit and drill hole spacing.

All “unfolded” models were translated back into the flat modeling system.

The individual 1-meter thick blocks from the flat model were composited into vertical stacks of blocks over the potentially mineable thickness. This process created a gridded-seam model that was used for estimation of reserves and mine planning.

Economic evaluation criteria are based on supplying a fixed 1,500 tonnes ore per day of product from the PUG plant to the process plant at an average of 1.56:1 Waste:Ore ratio. This yields an average mine production rate of 17,500 tpd with approximately 7,000 tpd of ore, and a maximum of 25,500 tpd for equipment sizing and operating cost estimation.

A net revenue cutoff of $12.00 per tonne ore was used to define the ore. After the estimated economic costs and recoveries were applied to the resource model, a contour map was developed around the profitable blocks to represent the pit floor. This is similar to what a floating cone does in a three-dimensional model, but the Nkamouna resource model is more similar to a two-dimensional seam model.

The Nkamouna mineral reserves presented in Table 2 are classified as a Proven plus Probable. The mineable reserve summary is based on the $12.00/tonne net revenue cutoff. Individual reserves by block include ore tonnes, cobalt grade, nickel grade, manganese grade, interburden and overburden tonnes. The mineral reserve is 53 million tonnes at a cobalt grade of 0.237% and a nickel grade of 0.719%. The economic analysis is positive at the metal prices of $12/lb cobalt and $3.50/lb nickel that were used to develop the mine plan and estimate the tonnages reported in the following table.

TABLE 2

Geovic, Ltd.
Nkamouna Project, Cameroon
Mineral Reserve Statement

	MINERALIZED ZONE				INTERBURDEN	OVERBURDEN	TOTAL
CLASSIFICATION	Tonnes	%Co	%Ni	%Mn	Tonnes	Tonnes	Tonnes
Proven	26,280,570	0.25	0.72	1.331
Probable	26,433,743	0.21	0.71	1.109

TOTAL	52,714,314	0.23	0.71	1.22	2,116,982	80,120,403	132,834,717

Mining Operations

The Nkamouna project will be mined as an open-pit utilizing hydraulic shovels and excavators and 54-tonne trucks as the primary mining equipment. The pre-feasibility study (the “PFS”) considers an average annual mining rate of 6.33 million tonnes over the 21.3-year mine life. This includes 3.86 million tonnes of waste per year and 2.47 million tonnes of ore per year for an average stripping ratio of 1.56 to 1. The mine plan was developed from the resource model by creating blocks around the resource that are approximately 150 meters wide and 500 meters long. The 150 meters wide blocks were developed on logical breaks in the resource model and are not uniform in dimension. The average grade and value of each block was then determined.

Design of the ultimate pit was based on mining the higher valued blocks first with a natural development of the block sequence to allow backfilling of the blocks. The blocks are developed in a direction progressing downhill. This minimizes the haul distance in the early years by first developing the blocks closest to the plant.

Mine design started with the completion of the resource model. The seam model was then diluted to represent the thickness expected to be mined using reasonably selective equipment and methods. The dilution is based on a minimum of one meter of ore so that less than one meter is considered waste and if the inter-burden between ore layers is less than 2 meters it is taken with the ore. There were many areas where the inter-burden was 1 to 2 meters in thickness with some low grade values and it was determined that it would be easier to mine this with the ore than try to segregate the waste, thereby simplifying the mining method. The ore zones become much more uniform by allowing 2 meters of low grade interburden to the mined as ore.

All major access and haul roads will be crowned with sufficient thickness of screened ferricrete breccia mine waste and compacted to create road surfaces that will minimize interruptions to project operations during rainy seasons.

Mine equipment requirements were developed from the annual mine production schedule, based on the mine operation schedule, equipment availability, and equipment productivities. Mine production was based on an equipment fleet which includes 6.5-m3 hydraulic excavators and shovels, 6.9-m3 wheel loaders, 54-tonne haul trucks, and 152-mm diameter truck-mounted auger drills. The location of the PUG plant and waste dumps or backfill repositories were used to calculate truck cycle times and estimate production capacity. The mining fleet is sized for a nominal 8 million tonnes per year mining rate. Production planning was based on matching truck fleets to the loader/shovel fleet based on respective cycle times.

Mine personnel includes all the exempt and non-exempt employees in operations, maintenance, engineering, and geology departments. The salaried mine staff comprises a maximum of 16 people during mine production which will include a maximum of 8 expatriates. Expatriates are replaced over time with a reduction to six by Year 2, four by Year 3, two by Year 4, and down to the Mine Manager from Year 5 through Year 21.

Plans are for the Nkamouna mine to operate two 12-hour shifts per day, 7 days per week for a total of 14 shifts per week. The mine operation schedule allows for 26 shifts per year being lost due to weather delays in the mine. It is envisioned that mining of ore would occur on both shifts in order to minimize stockpiling and re-handling.

Hazen Research, Inc. (“Hazen”) prepared a composite sample from the test concentrates produced by Mountain States Research and Development Inc. (“MSRDI”). Hazen completed a comprehensive series of bench-scale tests investigating the dissolution of the asbolane concentrate, purification of the resulting leach solution, solvent extraction and production of cobalt, nickel and manganese products. Hazen also completed a prefeasibility study of the Metals Recovery Plant (“MRP”). This study concentrated solely on the leaching and metals recovery operations. It included a conceptual design, preliminary equipment selection and capital and operating costs of several alternative scenarios. Pilot-scaled tests are planned on the 5 tonnes of PUG concentrate produced by MSRDI.

Processing this unique ore starts with crushing, attritioning and particle sizing to produce a high-grade, coarse concentrate. The PUG plant will be fed from stockpiles using a wheeled loader and direct dumping from ore haulage trucks. The plant basically consists of a receiving hopper and two stages each of crushing, attritioning and particle classifying to produce coarse, high-grade concentrates (-1 inch x +48 mesh), low-grade middlings (-48 mesh x +200 mesh) and fine tailings (-200 mesh). The concentrate will be conveyed to a receiving bin at the process plant. As 64% of the cobalt is concentrated in only 21.5% of the ore weight, the process plant size is much smaller and financial performance is dramatically improved compared to processing run-of-mine ore.

The PUG plant throughput at a nominal 7,000 tpd will generate 4,700 tpd of fine tailings, 800 tpd of middling concentrates and 1,500 tpd of feed to the MRP. The PUG tailings will be disposed of in the Napene Creek TSF. The middling concentrate will be backfilled and stored in separate areas of the mine.

The average annual mining rate is 6.34 million tones over the 21.3 year mine life. This includes 3.86 million tonnes of waste per year and 2.47 million tones of ore per year and results in an average stripping ratio of 1.56 to 1. Conventional truck and shovel mining methods will be utilized with the processing of ore at 7,000 tonnes per day yielding an average annual production of 7.3 million pounds of cobalt and 5.9 million pounds of nickel.

Processing operations are designed to produce high purity cobalt and nickel oxide products that are directly marketable or readily converted into cathodes or other chemical compounds. Plant operations during the initial 21.3 years are estimated to recover 158 million pounds of cobalt and 129 million pounds of nickel.

The total initial capital assumed is approximately $111 million, with an additional $50 million of sustaining capital required over the 21-year mine life. The cash operating cost per pound of cobalt produced is $0.96 after by-product credits, including direct and indirect costs and production taxes. Total direct costs net of by-product credits for nickel are $0.036 per pound of cobalt.

Several economic models were prepared assuming 100% equity financing, including a base case, and a reserve case. The reserve case used prices per pound of $12 cobalt and $3.50 nickel to establish reserves in the mine plan, whereas the other three cases used three-year average metal prices. The base case economic analysis generates an estimated after tax net present value (“NPV”) of $642 million (at an 8% discount rate), and an internal rate of return (“IRR”) of 77.5%. Project payback would be 1.2 years, based on these assumptions. Total before-tax cash flow would be approximately $2.34 billion.

Additional sensitivity models were prepared that varied the capital and operating costs, metal prices and metal recovery. Table 3 summarizes the project economics for the Nkamouna Project production site.

TABLE 3

Geovic, Ltd.
Nkamouna Project, Cameroon
Economic Evaluations

Case:	Reserve	Base
Cobalt Price ($/pound)	$ 12.00	$ 16.83

Nickel Price ($/pound)	$ 3.50	$ 5.78
Cash Flow	1,315	2,344
NPV @ 8%	494	919
NPV @ 10%	399	754
IRR	57.1	95.7
Cash Flow	897	1,595
NPV @ 8%	342	642
NPV @ 10%	277	529
IRR	47.0	77.5
Cash Operating Cost ($ per pound Cobalt)	$ 2.65	$ 0.96
Payback (years)	1.9	1.2

     Note: Net of nickel by-product credit, and including production taxes.

The following table reflects the reported market price at the end of the year for cobalt and nickel as reported by USGS for Cobalt and London Metals Exchange for nickel for each of the last four years.

	2006	2005	2004	2003
Price per pound-cobalt	$ 17.22	$ 15.83	$ 23.93	$ 10.60
Price per pound-nickel	$ 11.00	$ 6.69	$ 6.27	$ 4.37

Mada Project

Unless stated otherwise, information in this section is summarized, compiled or extracted from the Technical Report, Mada Project, Southeastern Cameroon dated August 8, 2006 (the “Mada Cobalt Technical Report”) prepared for Geovic by Frederick Barnard, Richard Lambert and Alan Noble, each a “Qualified Person,” as defined in National Instrument 43-101 (“NI 43-101”). Messrs. Barnard, Lambert and Noble are currently employed by Pincock, Allen & Holt and are independent of Geovic. The Mada Technical Report was prepared in accordance with the requirements of NI 43-101, and was updated in March 2007 by a feasibility study report by PAH relating to planned operations at our Nkamouna and Mada prospects.

Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Mada Technical Report. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Mada Technical Report which is available electronically from the Company’s website at www.geovic.net.

Property Description and Location

See “– Nkamouna Project – Project Description and Location.”

Additionally, the Mada Project is adjacent to and north of the Nkamouna deposit. The closest village is Kongo Village, situated more than 8 kilometers (5 miles) from the Nkamouna Project. At present it takes about one hour to drive the 40 kilometres between Lomie and the Mada Project site.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

See “– Nkamouna Project – Accessibility, Climate, Local Resources, Infrastructure and Physiography.”

Additionally, the closest town to the Mada Project site is Lomie, at approximately 33 kilometers to the west – southwest. The closest railroad transport to the Mada Project is at the town of Belabo, at a distance of approximately 240 kilometers. International airports and modern telecommunication facilities exist at Yaounde and Douala. Suitable shipping and receiving facilities exist at the international seaport of Douala.

GeoCam will need to develop a site specific environmental study of the Mada Project, which will include an Environmental and Social Assessment including an Environmental and Social Impact Assessment, and Environmental and Social Action Plan for the Mada Project.

The Mada deposit is relatively flat. There is a swamp and small depression in the center of the deposit. The deposit is a crescent shape about 8 kilometers from east to west and 14 kilometers from north to south. The perimeter of the deposit has an approximate elevation of 760 meters above sea level, with the lower central depression of 680 meters.

History

See “– Nkamouna Project – History.”

Additionally, between 1995 and 2003, Geovic carried out extensive pitting at Mada. This work was performed by Geovic employees and consultants on behalf of GeoCam. Geological and sampling oversight was provided by Mintec, Inc., of Tucson, Arizona.

The Mada property is undeveloped, as are the adjacent laterite plateaus.

Geology Setting

See “– Nkamouna Project – Geology Setting.”

Local Geology

See “– Nkamouna Project – Local Geology.”

Property Geology

See “– Nkamouna Project – Property Geology.”

Exploration

See “– Nkamouna Project – Exploration.”

Additionally, by 2003, Geovic had largely completed the pitting program at Mada. Much more intensive work was carried out on the nearby Nkamouna Project, due to the better access there utilizing recent logging roads.

Mineralization

See “– Nkamouna Project – Mineralization.”

Drilling

No drilling has been conducted at the Mada Project. All samples have been obtained by developing pits or shafts of a nominal 1.25 meter diameter.

Sampling and Analysis

See “– Nkamouna Project – Sampling and Analysis.”

Additionally, because the Mada deposits are secondary, representing the decomposition products of bedrock, they present the data-generation issues which are typical of laterites. Sampling of intermixed material which ranges from very soft to very hard, and which varies greatly in metal grade from one particle to the next, especially in the higher-grade ferricrete breccia lithologies.

All of the sampling at Mada has been by pitting. Between 1995 and 2003, 322 pits were dug in the broader Mada Project, including a few on the nearby plateau. Mada was referred to as “Kongo” in the earlier reports, and what is now called the Rapadjombo plateau was initially included in the Mada statistics.

Only 13% of the Mada pits were logged as penetrating the entire profile, reaching bedrock (for example, schist, quartzite, or serpentinite), and only about 1% of the pits within the Mada deposit intersected basement serpentinites. Many of these 13% reached schist outside the ultramafic Mada body and serve to delineate the limits of the Mada deposit. A small portion of the pits dug in the early years did not have the lithology logged and were not assayed.

PAH observed sampling and processing at the adjacent Nkamouna deposit during the period September 1-3, 2004, but no pitting activity was in progress at Mada at that time or subsequently.

Sampling at Mada was entirely from pits, dug by local labor crews using simple hand tools. A standard pitting crew (at Nkamouna), consists of two people. Each pit is normally circular in section and 1.25 meters in diameter, although the diameter may vary slightly.

From 1995 until early 1999, Geovic on behalf of GeoCam contracted the Ministry of Mines’ geologists and engineers to oversee the Quality Assurance/Quality Control (the “QA/QC”) for Cameroon samples. In late 1999-2001, Geovic on behalf of GeoCam contracted R.K. Duncan & Associates (“R.K. Duncan”), a laterite Q.P. out of Perth, Western Australia to oversee the QA/QC for the latest Mada sampling program. All but the final 64-samples were sent to Bondar-Clegg (Intertec Testing Services, No. Vancouver, British Columbia) (“Bondar-Clegg”) for assaying cobalt, nickel and some chromium and manganese. Bondar-Clegg pulverized the samples to minus-150 mesh, then inserted duplicates and standards into the sample stream before analysis. The last 64-samples were handled by Mintec who provided blind sample numbering, and insert duplicate, standards, and blanks into the sample stream prior to analysis by Actlabs Inc. of Tucson, Arizona(“Actlabs”).

During 1995-2003, Geovic shipped 3,201 Mada pit samples to Bondar-Clegg and Actlabs for processing and assay for cobalt, nickel, chromium and manganese.

On average, Bondar-Clegg who analyzed most of the Mada samples (1995-2001), used 530 standards (17%), and 250 duplicate pulp analyses.

Actlabs, under the direction of Mintec analyzed 64 Mada in-fill samples for cobalt, nickel, and manganese. Their results were consistent with the earlier Mada geology and analyses.

Bondar-Clegg initially used 3-acid digestion of samples (HF, HCl and HNO3) and “low-level” AAS in 1995. Later, Bondar-Clegg used 4-acid digestion (HF, HCl, HNO3, and HClO4) with Inductively Coupled Plasma (“ICP”) analyses (1999-2001). Actlabs used 3-acid digestion and Inductively Coupled Plasma (“ICP”) analyses. Geovic on behalf of GeoCam switched to Actlabs in 2002 in order to pay for one-half of the analyses with a U.S. Trade and Development Agency (“USTDA”) loan, requiring a certified, U.S. based laboratory.

The samples received at Bondar-Clegg and Actlabs were dried for 24 hours at 150°C before analyses. According to the mineralogical literature on asbolane, there should be no loss of chemically combined water or hydroxyl ions below 150°C. Thus the subsequent assays reflect intact dry asbolane, which was lacking only any loosely-bound water that is not included in the calculated dry tonnes of mineral resource.

Both Bondar-Clegg and Actlabs’ facilities are accredited to ISO/IEC-17025 and CAN-P-1579 (Canadian) standards, and are thus fully accredited as a commercial mining assay laboratory.

Following the drying at Bondar-Clegg and Actlabs facilities pulps of Geovic samples were digested in a 3-acid solution and 4-acid solutions and analyzed primarily by the Inductively Coupled Plasma Optical Emission Spectrometry (the “ICP-OES”) method for cobalt, nickel and manganese. The 3-acid digestion is normally sufficient to dissolve all minerals typically present in the Mada samples.

A bulk sample was taken from 25 Mada pits (53, 1-meter samples) that were metallurgically tested by Metcon Research Inc. (Tucson, Arizona) and compared to the Nkamouna metallurgical tests. The Mada and Rapodjombo metallurgical samples were found to be consistent with the Nkamouna column (heap leach) tests.

Security of Samples

See “– Nkamouna Project – Security of Samples.”

Additionally, Geovic undertook a comprehensive program of comparing second sample splits from Nkamouna. The pairs of samples extracted from the same sample intervals show a high degree of correlation for cobalt, nickel, and manganese, providing confidence in the ability of Actlabs to generate reproducible assay results from similar sample material. Although the sample-split campaign did not include Mada, there is every expectation that similar results would accrue, given the similarities in geology, sampling methods, and analytical methods.

Mineral Resources

Compared to the Nkamouna deposit, the Mada deposit is reported to have similar geologic properties. Significant differences between the deposits and data are as follows:

The potentially mineralized material at Mada covers an area approximately seven times larger than Nkamouna.

All Mada samples are pits and most of the pits are not deep enough to penetrate the full thickness of the lower limonite (ferralite) horizon, which is the primary ore-bearing horizon at Nkamouna.

The Mada deposit is much more sparsely sampled than Nkamouna. Except for a few fences of pits at 100-meter spacing, sample spacing is on an approximate 500-meter grid. There are 296 pits at Mada, while 1,272 pits and drill holes were used for the Nkamouna estimate or 77% fewer sample locations. Considering the greater area of Mada, the sampling density is only 1/30th that of Nkamouna. As a result, we have not established that proven or probable reserves of cobalt or nickel are present on the Mada deposit.

The resource model for Mada will be prepared, once we have additional drilling results, using the same method of “unfolding” the deposit as was used at Nkamouna, but with several significant differences, as follows:

1)	The top of ferralite will be used to define the index surface for unfolding the deposit rather than the top of mineralization.

2)

A nearest-neighbor (the “NN”) estimate with appropriate grade caps will be used to estimate block model grades rather than inverse-distance-power (the “IDP”). The NN estimates will be adjusted using the IDP/NN ratios for tonnage and grade from Nkamouna to account for volume-variance effects.

3)

The Nkamouna resource estimate was limited to the area inside a drilling grid of 600 meters with a maximum extrapolation of 170 meters outside the sampled area. Because of the wider sample spacing and the limited drilling to the full depth of the deposit, Mada resources will be estimated inside a drilling grid of 1,500 meters with a maximum extrapolation of 420 meters.

Cobalt grade cumulative frequency plots will be prepared for the breccia and ferralite zones at the Mada deposit using a nearest-neighbor model to decluster the samples. A cutoff grade of 0.05% cobalt will be used to remove unmineralized samples from the distributions.

Nickel grade cumulative frequency plots were prepared for the breccia and ferralite zones at the Mada deposit using a nearest-neighbor model to decluster the samples.

These plots, show that the nickel grade distributions at Mada are similar to those at Nkamouna. Up to 0.2% nickel the distributions in the two deposits are virtually identical. Above 0.2%, however, nickel at Nkamouna is about 30 to 40% higher grade than at Mada. As with cobalt, it is too early to determine the significance of the differences in the nickel grade distributions.

Mining Operations

It is envisioned that the Mada Project will be mined as an open-pit utilizing hydraulic shovels and trucks as the primary mining equipment. No mine plan has been developed to date.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Geovic Mining common stock, as of April 30, 2007, by (i) each of our directors and executive officers, (ii) each person who holds, of record, 5% of our common stock with such person’s address, and (iii) our executive officers and directors, as a group. Beneficial ownership is based on the number of shares and percentage of issued beneficially owned, directly or indirectly, or that are subject to control or direction by that person:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock
Canaccord Capital Corporation	8,755,000	(1)	8.81%

William A. Buckovic	14,061,500	(2)(3)	13.83%

Robert J. (Don) MacDonald	362,000		0.36%

Michael T. Mason	107,500	(4)	0.11%

Wade Nesmith	87,500	(4)	0.09%

Gregg Sedun	3,820,268	(5)	3.82%

John E. Sherborne	2,114,972	(6)	2.09%

Greg Hill	—		N/A

David C. Beling	1,091,300	(7)	1.09%

Gary R. Morris	642,258	(8)	0.64%

Shelia I. Short	245,536	(9)	0.25%

All Officers and Directors as a Group	22,532,834		21.25%
(10 Persons)

___________________

(1)	The address of such person is Box 10337, Pacific Centre 2200-609, Granville St., Vancouver BC, V7Y-1H2.
(2)	The address of such person is c/o Geovic Mining Corp., 743 Horizon Court, Suite 300A, Grand Junction, Colorado 81506.
(3)

Includes 8,509,356 shares held jointly with his wife, exercisable options to purchase up to 2,255,120 shares, 171,306 shares which are subject to forfeiture upon occurrence of certain conditions, 1,800,000 shares held by Sabina Resources Pty. Ltd., which Mr. Buckovic is the controlling shareholder, and 63,160 exercisable options and 12,548 shares subject to forfeiture upon occurrence of certain conditions held by his wife, of which he disclaims beneficial ownership.

(4)	Includes options which are exercisable, or will be exercisable within 60 days.
(5)

Includes 505,000 shares held by GJS Capital of which Mr. Sedun is beneficial owner, exercisable warrants to purchase up to 700,000 shares, and exercisable options to purchase up to 87,500 shares; and also includes 200,000 shares held by Mr. Sedun’s wife and 2,300,000 shares held by Alcaron Capital, of which the beneficial owners are Mr. Sedun’s wife and children, and beneficial ownership of which is disclaimed by Mr. Sedun.

(6)	Includes exercisable options to purchase up to 1,950,862 shares and 164,110 shares which are subject to forfeiture upon occurrence of certain conditions.

(7)	Includes exercisable options to purchase up to 764,000 shares and 327,300 shares which are subject to forfeiture upon certain conditions.

(8)	Includes 50,000 shares held directly, exercisable options to purchase up to 500,400 shares and 91,858 shares which are subject to forfeiture upon occurrence of certain conditions

(9)	Includes exercisable options to purchase up to 220,000 shares and 25,536 shares which are subject to forfeiture upon occurrence of certain conditions.

We are not aware of any arrangements that may result in “changes in control” as that term is defined by the provisions of Item 403 of Regulation S-K.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out the names of our directors and executive officers, their ages as of April 30, 2007, current positions with Geovic Mining and principal occupations during the five preceding years, and periods during which each director has served as a director.

The term of each of the directors will expire at the close of our first annual general meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Name, Age, Position	Principal Occupation, Business or Employment	Director Since
William A. Buckovic	President, Geovic, Ltd, from November 1994 through present	December 1, 2006;
57		Director of Geovic
President and a Director		since November 7, 1994

Robert J. (Don) MacDonald	Senior Vice President and Chief Financial Officer	December 1, 2006;
52	Forbes-Medi-Tech Inc., from January 2001 through January	Director of Geovic
Director	2003, Senior Vice President and Chief Financial Officer,	since June 3, 2005
NovaGold Resources Inc., from January 2003 to present

Michael T. Mason	Owner, Mineral Services, LLC from May 1996 to present;	December 1, 2006
62	President CEO, and Director, MBMI Resources Inc from Sep 2002 to
Director	present; Director Euromax Resources Ltd. From May 2004 to present;
Director ECU Silvermining Co. from Feb 2002 to present;
and, President, COO Global Gold Corp from Feb 2007 to present.

Wade Nesmith	VP Strategic Dev., Westport Innovations Inc., Vancouver	September 29, 2006
55	Canada from November 2000 through December 2003; Associate
Director	Counsel Lang Michener LLP, from January 2004 through
December 2004; Self Employed, from January 2005 through
October 2005; Associate Counsel Lang Michener LLP, from
November, 2005 to present

Gregg Sedun	Independent Businessman; Chairman, President and Chief	September 29, 2006
49	Executive Officer, Uracan Resources Ltd.; President,/CEO
Director	Diamond Fields International Ltd., from June 2003 to
December 2005; President of Global Vision Capital Corp a
private company.

John E. Sherborne	Chief Executive Officer and Chairman, Geovic, Ltd. from	December 1, 2006;
62	March 2002 through present.; Independent Consultant, from	Director of Geovic
Chief Executive Officer and a	January 1999 through March 2002;	since December 1, 2002
Director

Greg Hill	President, Englewood Capital, LLC from November 2001 to
57	present; Acting CFO Geovic, Ltd., from August 2006 to
Acting Chief Financial Officer	present.

David C. Beling	Independent Consultant from January 1997 through January
65	2004; Executive Vice President and Chief Operating Officer,
Executive Vice President and	Geovic, Ltd from January 2004 through present.
Chief Operating Officer

Gary R. Morris	Senior Vice President, Geovic, Ltd. from January 2001 through
62	present.
Senior Vice President

Shelia I. Short	Corporate Secretary and Assistant, Geovic, Ltd. from July
55	2000 through present.
Corporate Secretary

There are no family relationships among any of the above directors. None of the directors of Geovic Mining are also directors of issuers with a class of securities registered under Section 12 of the Exchange Act (or which otherwise are required to file periodic reports under the Exchange Act), except for Mr. Sedun, who is a director of Luna Gold Corp., and Mr. MacDonald, who is a director of YGC Resources Ltd..

None of the above directors has entered into any arrangement or understanding with any other person pursuant to which he was, or is to be, elected as a director or a nominee of any other person, except that Mr. Sedun and Mr. Nesmith became directors of the Company prior to completion of the RTO in connection with the Plan of Arrangement.

Board Committees

Our Board has the following committees: Audit Committee and Compensation Committee. The Board plans to establish a Corporate Governance Committee before the Effective Date of this Registration Statement.

The Members of the Company’s Audit Committee are Messrs. MacDonald, Sedun and Mason and the Compensation Committee consists of Mr. Nesmith and Mason.

Audit Committee

Our Audit Committee is chaired by Robert J. (Don) MacDonald. Its other members are Michael T. Mason and Gregg Sedun. Only Mr. MacDonald qualifies as “independent” as defined in Rule 10A-3(b)(1) under the Exchange Act. Additionally, Mr. MacDonald qualifies as our “Audit Committee Financial Expert” as defined in accordance with Section 407 of the Sarbanes-Oxley Act of 2002. Our Audit Committee was formed in January 2007 and has held two meetings.

The Audit Committee, in accordance with the Audit Committee Charter adopted by the Audit Committee, will assist the Board of Directors in monitoring (1) our accounting and financial reporting processes, (2) the integrity of our financial statements, (3) our compliance with legal and regulatory requirements, (4) the independent auditor’s qualifications, independence and performance and (5) business practices and ethical standards of Geovic Mining. The Committee is responsible for the appointment of our independent auditor and for the compensation, retention and oversight of the work of our independent auditor and for the oversight of our accounting and financial reporting processes, including our internal financial controls.

Compensation Committee

The members of Geovic Mining’s Compensation Committee are Wade Nesmith and Michael T. Mason. Only Mr. Nesmith is “independent.” Our Compensation Committee was formed in January 2007 and will hold its initial meeting prior to the Effective Date. The Compensation Committee and the Board of Directors will adopt a charter which will be made available on our website (www.geovic.net).

The Compensation Committee’s functions will be to review and recommend compensation policies and programs, as well as salary and benefit levels for individual executives, including our Chief Executive Officer and our President. The committee will make these recommendations to our Board of Directors which, in turn, will give final approval on individual compensation matters. The Compensation Committee will have the authority to retain any advisors, counsel and consultants as the members deem necessary in order to carry out these functions. The Compensation Committee will also administer our compensation programs for our employees, including executive officers, will review and approve all awards granted under these programs, will review the compensation discussion and analysis section and will draft and approve the annual report on executive compensation required, and recommend their inclusion in our annual proxy statement as required under federal securities laws.

Compensation Committee Interlocks and Insider Participation

No member of Geovic Mining’s Compensation Committee is an executive officer or employee of Geovic Mining or any of its subsidiaries or affiliates. No executive officer of Geovic Mining is a director or a member of the Compensation Committee of another entity having an executive officer who is a director or a member of our Compensation Committee.

Role of Executive Officers in Determining Compensation

The Compensation Committee will review and recommend compensation policies and programs to our Board of Directors, as well as salary and benefit levels for individual executives. Our Chief Executive Officer and President will not be present during meetings of the Compensation Committee at which their compensation is being discussed. Our Board of Directors will make the final determination regarding our compensation programs and practices.

Corporate Governance Committee

We expect that our Board of Directors will establish a Corporate Governance Committee before the Effective Date and that the Committee will hold its initial meeting prior to the Effective Date.

The Corporate Governance Committee will recommend criteria for service as a director, review candidates and recommend appropriate governance practices for Geovic Mining in light of corporate governance guidelines set forth by regulatory entities as applicable. The Committee will consider candidates meeting criteria suggested by directors, management, stockholders and search firms hired to identify and evaluate qualified candidates. From time to time, the Committee may recommend highly qualified candidates who it believes will enhance the strength, independence and effectiveness of our Board of Directors. The Corporate Governance Committee will review the size of our Board of Directors annually. The Committee is also responsible for review and approval of transactions with related persons. See “Item 7. Certain Relationships, Related Transactions and Director Independence” — Procedures for Approval of Transactions with Related Persons.”

Independence of Directors

Our common stock and certain classes of our outstanding warrants are listed on the Toronto Venture Exchange (TSXV). Under TSXV rules, the Board is required to affirmatively determine that each “independent” director has no material relationship with our company that would interfere with the exercise of independent judgment. Our Board has determined that the following directors are “independent” as required by TSXV listing standards: Mr. MacDonald and Mr. Nesmith. Additionally, one member of our Audit Committee, the Chairman, Mr MacDonald, is “independent” as defined in Rule 10A-3(b)(l) under the Exchange Act.

ITEM 6. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introductory Note

The following contains a description of our executive compensation program and objective, including those which we plan to put into effect prior to the Effective Date, based upon the review and determinations made by our Board of Directors, including our Chief Executive Officer and our acting Chief Financial Officer. We anticipate that certain aspects of our executive compensation program will be formalized prior to the Effective Date. As a result, the compensation program is subject to the further review and approval of our Compensation Committee

Compensation Program Objectives

We anticipate that our compensation program will have the following long-term goals and objectives:

o	Aligning the interests of our executive officers with the short- and long-term interests of our stockholders;
o	Linking executive compensation to individual performance and overall business performance;
o	Leveraging individual performance through an emphasis on incentive compensation; and
o	Compensating our executive officers at a level and in a manner such that we can continue to attract and retain capable and experienced people.

Our compensation policies and programs are planned to make us competitive with similar exploration and mining companies, to recognize and reward executive performance consistent with the success of our business and to attract and retain capable and experienced people. The Compensation Committee’s role and philosophy will be to ensure that our compensation goals and objectives, as applied to the actual compensation paid to our executive officers, are aligned with our overall business objectives and with stockholder interests.

In addition to industry comparables, the Compensation Committee will consider a variety of factors when determining both compensation policies and programs and individual compensation levels, including the stockholder interests, our overall financial and operating performance and the Compensation Committee’s assessment of each executive’s individual performance and contribution toward meeting our corporate objectives.

Anticipated Elements of Our Compensation Program

The total compensation plan for our executive officers will likely be comprised of three components: base salary, annual performance bonuses and grants of stock options. In addition, we may develop and implement a long-term incentive plan for our executive officers. There is currently no policy or target regarding a percentage allocation between cash and non-cash elements of our proposed compensation program. Any such allocations will be determined on an individual basis and reflected in the employment agreements entered into with our executive officers, and may be influenced by such factors as: level of responsibility, peer group analysis and individual executive performance.

Base Salary

As a general rule for establishing base salaries, the Compensation Committee will review competitive market data for each executive position and determine placement at an appropriate level in a range. The compensation range for executives will likely be reviewed on an annual basis by our Compensation Committee to reflect external factors, such as inflation.

Performance Bonuses

Our cash bonus plan is expected to allow our executive officers to earn annual incentive payments equal to an established percentage of individual’s base salary, based upon achievement of individual and corporate performance goals. Our Compensation Committee will determine the elements of individual executive performance goals, and the weight to be given to each, for our Chief Executive Officer and our President. For other executive officers, Chief Executive Officer will determine the elements of individual executive performance goals and the weight to be given to each, subject to the review and approval of our Compensation Committee.

Corporate performance goals, and the elements of these goals, will be established by the Compensation Committee in consultation with our Chief Executive Officer. These will be based upon such factors as our financial and operational targets in the areas of safety and environmental matters and other regulatory compliance, our share price performance, and future changes in our net asset value.

Stock Options

The third element in the total compensation plan will be grants of options to purchase our common stock. This element is intended to emphasize management’s commitment to our growth and the enhancement of stockholders’ wealth through, for example, improvements in operating results, resource base and share price increments. Since we are a newly-traded public company, we do not currently maintain a formal policy regarding the timing of stock option grants in connection with the release of material, non-public information. We may develop such a plan in the future. As discussed below under the heading “Stock Option Plans,” we adopted a stock option plan which will govern options granted to directors, employees, officers and consultants of Geovic Mining and our subsidiaries.

Perquisites and Other Personal Benefits

Geovic Mining’s executives are not entitled to significant perquisites or other personal benefits not generally offered to our employees. We plan to sponsor a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).

Effects of Regulatory Requirements on Executive Compensation

Section 409A of the Code will affect the granting of most forms of deferred compensation paid by Geovic Mining pursuant to our compensation program. We anticipate that our Compensation Committee will operate under the current statutory provisions.

Various rules under current generally accepted accounting practices will impact the manner in which we account for future grants of stock options to employees, including executive officers, on our financial statements. The Compensation Committee and the Audit Committee will review the effect of these rules (including SFAS 123(R)) when determining the form and timing of future grants of stock options to the our employees, including executive officers; however, this analysis will not necessarily be the determinative factor in any such decision regarding the form and timing of grants.

Stock Option Plan

We adopted our stock option plan. The plan governs options granted to directors, employees, officers and consultants of Geovic Mining (the “Geovic Mining Stock Option Plan”). A description of each of the plan is set out below.

Geovic Mining Stock Option Plan

We adopted the Geovic Mining Stock Option Plan in September 2007. The Plan provides for grants to directors, officers, employees and consultants of Geovic Mining, or its subsidiaries, of options to purchase Geovic Mining shares. These options may be either “incentive stock options” within the meaning of Section 422 of the Code, or stock options that are non-qualified for United States federal income tax purposes. The total number of Geovic Mining shares for which options may be granted pursuant to the Geovic Mining Stock Option Plan will be 15,000,000 reduced by the 11,870,286 options we exchanged for Geovic Options upon completion of the RTO and, subject to applicable stock exchange requirements. Geovic Mining shares with respect to which options are not exercised prior to termination of such option shall again be available to be granted under the Geovic Mining Stock Option Plan, to the fullest extent permitted by law. Under the Geovic Mining Stock Option Plan, unless otherwise permitted by the Board, or a committee thereof, options may be exercised by the payment in cash of the option exercise price. All options granted under the Geovic Mining Stock Option Plan will be subject to the terms and conditions of an option agreement entered into by Geovic Mining and each participant at the time an option is granted.

The Geovic Mining Stock Option Plan will be administered by the Compensation Committee of the Geovic Mining Board or the Board of Directors, which will have full and final discretion to determine, subject to applicable Laws, (i) the total number of optioned shares to be made available under our Stock Option Plan, (ii) the directors, officers, employees and consultants of Geovic Mining or its subsidiaries who are eligible to receive Options under the Plan (“Optionees”), (iii) the time when and the price at which such stock options will be granted, (iv) the time when and the price at which such stock options may be exercised, and (v) the conditions and restrictions on the exercise of such options.

Pursuant to the terms of the Geovic Mining Stock Option Plan, the exercise price of any option must not be less than the closing price of the Geovic Mining shares on the TSXV, at the Geovic Mining Board’s discretion, on the date of grant and the term of any such option may not exceed ten years from the date of grant; provided that as to grants of incentive stock options, with respect to any participant in the Geovic Mining Stock Option Plan who owns stock representing more than 10% of the voting rights attributable to the outstanding capital stock of Geovic Mining, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares on the date of grant and the term of such option may not exceed five years from the date of grant. Incentive stock options may be granted under the Geovic Mining Stock Option Plan only to employees who are, at the time of grant, actual so-called “common law employees” of Geovic Mining and not a consultant, advisor, service provider or independent contractor. To the extent that the aggregate fair market value of the Geovic Mining shares (determined at the time of grant) exceeds $100,000 on the amount of incentive stock options exercisable for the first time by an Optionee during any calendar year, any excess over that amount shall be considered “non-qualified options.” Options will become exercisable only after they vest in accordance with the respective stock option agreement.

If an Optionee ceases to be an officer or employee of Geovic Mining, or its subsidiaries, as a result of termination for cause, all unexercised options will immediately terminate. If an Optionee ceases to be a director, officer or employee of Geovic Mining, or its subsidiaries, or ceases to be a consultant to Geovic Mining, for any reason other than termination for cause, or as a result of the Optionee’s disability or death, the Optionee shall have the right to exercise his or her options at any time up to but not after the earlier of 90 days from the date of ceasing to be a director, officer or employee, or the expiry date. In the event of the disability of an Optionee, the Optionee has the right to exercise the options at any time up to but not after the earlier of twelve (12) months from the date of cessation of Optionee’s employment with Geovic Mining or its subsidiary as applicable, or the expiry date. In the event of death of an Optionee, the legal representatives of such Optionee have the right to exercise the options at any time up to but not after the earlier of 90 days (or twelve months in the case of an incentive stock option) from the date of death, or the expiry date.

Options granted under the Geovic Mining Stock Option Plan will be non-transferable and non-assignable other than on the death of a participant. An Optionee will have no rights whatsoever as an Geovic Mining Shareholder in respect of unexercised options.

As of April 30, 2007, Options to purchase 1,148,600 shares have been granted under the Geovic Mining Stock Option Plan, and options to purchase up to 11,890,286 shares are held by former option holders of Geovic, Ltd.

Compensation of Non-Employee Directors

We provide cash compensation to directors for their services as directors or members of committees of the board of directors. We have reimbursed and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our Board of Directors and Committees of the Board of Directors.

On December 1, 2006, our Board of Directors adopted a compensation program for our non-employee directors for persons serving as directors as of that date. Under that arrangement, which was intended to be effective at least until early 2007, we agreed that non-employee directors would be paid $1,500 for each full day director meeting attended, and $500 for telephone meetings lasting a half day or less, for committee meetings and for other business undertaken on behalf of Geovic Mining, and to reimburse each director for all reasonable expenses.

In addition, three of our non-employee directors received initial grants of nonqualified stock options to purchase up to 150,000 shares under the Geovic Mining Stock Option Plan, exercisable at $1.95 per share and vesting monthly for 12 months, subject to continued service as a director of Geovic Mining Corp.

We expect that our Board of Directors will adopt a long term compensation plan for our non-employee directors during 2007. Under such compensation program for non-employee directors, each member of our Board of Directors who is not our employee will receive the annual cash compensation in amounts to be determined for Board services, as applicable:

•	for service as Chairperson of the Board;
•	for service as Board members other than the Chairperson of the Board;
•	for service as Chairperson of the Audit Committee and for service as Chairperson of the Compensation Committee or the Corporate Governance Committee;
•	for each Board or committee meeting attended, and a smaller amount for telephone meetings of the Board or a committee

In addition, our non-employee directors will receive initial and annual, automatic, non-discretionary grants of nonqualified stock options under the Geovic Mining Stock Option Plan in amounts and under terms to be determined. No compensation was paid to non-employee directors. Mr. MacDonald, who was an independent director of Geovic before the RTO, purchased 362,000 shares of our common stock from Geovic in April, 2006.

Compensation of Officers

The following table summarizes compensation for our Chief Executive Officer, our acting Chief Financial Officer and for the three highest paid executive officers

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)(1)	Options/ SARs ($)(2)	All Other Compensation ($)(3)	Total ($)
John E. Sherborne, Jr.,	2006	100,000		18,000	—	123,493	97,670	4,072	343,235
Chairman, CEO	2005	127,232		—	—	—	181,233	3,912	312,377
	2004	63,000		—	—	—	511,293	3,408	577,701

Greg C. Hill	2006	50,500	(4)	20,000	—	—	—	—	70,500
Acting CFO	2005	—		—	—	—	—	—	—
	2004	—		—	—	—	—	—	—

William A. Buckovic,	2006	100,000		16,000	—	128,908	77,500	15,067	337,475
President, Director	2005	145,408		—	—	—	235,560	12,048	393,016
	2004	74,000		—	—	—	1,353,120	12,978	1,440,098

David C. Beling,	2006	116,000		20,000	—	246,293	277,500	5,700	665,493
Exec VP, COO	2005	160,554		—	—	—	280,860	4,800	446,214
	2004	85,500		—	—	—	559,920	4,800	650,220

Gary R. Morris,	2006	100,000		16,000	—	60,703	101,101	3,912	281,716
Senior Vice President	2005	140,561		—	—	—	161,872	4,338	306,771
	2004	76,000		—	—	—	283,176	5,112	364,288

_____________________

(1)

Restricted shares issued in connection with increasing exercise prices of options granted in 2005 and 2006. See Note 7 to the Consolidated Financial Statements for a description of these adjustments. Mr. Sherborne received 164,110 shares, Mr. Buckovic 171,306 shares, Mr. Beling 327,300 shares and Mr. Morris 91,858 shares.

(2)	See Note 6 to the Consolidated Financial Statements for assumptions made in reaching the above valuations
(3)	Includes automobile allowances (for Mr. Buckovic, at $4,800 annually) and amounts paid directly or reimbursed for family medical insurance policy premium payments.
(4)	Consulting fees paid to Mr. Hill. Does not include $5,511 in reimbursements of travel and related expenses

Employment Agreements

Geovic has employment agreements with our executive officers (excluding Mr. Hill, our acting CFO). Each agreement provides for continued employment at current rates of compensation through December 31, 2007 ($8,500 per month for Messrs. Buckovic and Morris; $9,000 per month for Mr. Sherborne and $10,000 per month for Mr. Beling), with provisions for annual extensions thereafter upon mutual agreement. The agreements of Messrs. Sherborne, Beling and Buckovic provide that within ninety (90) days of completion of a transaction deemed to be a change in control of Geovic under circumstances deemed to be unacceptable to the executive, the executive shall be entitled to a severance payment equal to two years base salary plus any accrued bonus or vacation through the date of termination. The RTO and subsequent public offerings described elsewhere in this Registration Statement on Form 10 were not deemed to be change of control events. We expect that the employment agreements of all our executives will be revised and amended under the supervision of the compensation committee of our Board of Directors during 2007.

The following table sets forth information regarding individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries made during the most recently completed financial year to each of our executive officers:

Name	Securities, Under Options Granted (#)(1)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John E. Sherborne, CEO	73,336	16.4	$1.075	$ 78,836	8/15/2016
Greg C. Hill, Acting CFO	nil	n/a	n/a	n/a	n/a
David C. Beling	222,000	49.7	$1.075	$238,650	8/15/2016
Gary R. Morris	70,400	15.8	$1.075	$ 75,680	8/15/2016
William A. Buckovic	62,000	13.9	$1.075	$ 66,650	8/15/2016

________________
(1)      As adjusted in connection with the RTO.

Aggregated Option Exercises During The Most Recently Completed Financial Year And Financial Year-End Option Values

The following table sets forth information regarding each exercise of options to purchase or acquire securities made during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options, on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable(1)
John E. Sherborne, CEO	nil	nil	1,950,862/nil	$4,454,803/nil
Greg C. Hill, Acting CFO	nil	nil	nil/nil	nil/nil
David C. Beling	nil	nil	764,000/nil	$1,744,598/nil
Gary R. Morris	nil	nil	500,400/nil	$1,096,996/nil
William A. Buckovic	nil	nil	2,255,120/nil	$5,149,578/nil

________________
(1)      Based on a reported closing price on TSXV of Cdn$2.65 on December 29, 2006, on which date the exchange rate was Cdn$1.00 to $0.86170.

Option Repricings During the Most Recently Completed Financial Year

During the financial year ended December 31, 2006, Geovic did not reprice downward any of the stock options previously granted. As of August 15, 2006, Geovic reached an agreement with its option holders to increase the exercise price for all options granted in 2005 to the fair market value of the Geovic shares on the date the option was granted. Geovic issued 274,481 shares of restricted common stock to the option holders in exchange for the increase in the exercise price. During 2006, Geovic granted options with exercise prices equal to the fair market value on the grant date. Geovic also issued 152,502 Shares of restricted common stock with the options granted in 2006 representing the difference between the exercise price of the 2006 options and the discounts historically applicable to such grants. The restricted stock is scheduled to vest in 2007 and 2008.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan for the persons named in the above tables, including any plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Parties

On June 6, 2004, Geovic entered into an agreement with Mineral Services, LLC (“MSL”), owned by Michael T. Mason, who became a director of the Company effective December 1, 2006 upon completion of the RTO. The agreement with MSL relates to project development, technical, financing and marketing services in connection with our anticipated opening of mines in Cameroon. At the time Geovic contracted with MSL, neither MSL nor Mr. Mason were affiliates of Geovic. MSL, acting primarily through Mr. Mason, has provided services to Geovic during each of the last three fiscal years. The MSL agreement provides for up-front retainer, quarterly retainers and success fees payable in certain events, together with reimbursement of travel and related expenses. Total fees and reimbursements paid to MSL were $10,000 in 2004, $51,444 in 2005 and $40,000 during the year ended December 31, 2006.

Effective December 1, 2005, Geovic entered into a finder’s fee agreement with Gregg J. Sedun, an unaffiliated person who became a director of the Company on September 22, 2006. Under the agreement, Mr. Sedun was to receive compensation in connection with funding received by Geovic or a successor under certain conditions with the fees payable in stock of Geovic or cash, at Mr. Sedun’s election. The agreement terminated March 1, 2007, and the Company is obligated to make additional payments if persons or investors introduced by Mr. Sedun during the term of the agreement made additional follow on investments during the 12 months period. During the year ended December 31, 2006, the Company paid compensation to Mr. Sedun of $187,650 and issued 27,768 shares of Geovic common stock as finder’s fees.

In addition, Mr. Sedun, or affiliates or associates of Mr. Sedun, received 505,000 shares of FinCo common stock upon organization of FinCo for payments totaling Cdn$22,725, and 700,000 FinCo Performance Warrants and 1,600,000 shares of FinCo preferred stock for $72,000. Upon completion of the RTO, the FinCo securities were exchanged for: like numbers of Company common shares, Company Series A Preferred Stock and Company Performance Warrants. The Performance Warrants entitle Mr. Sedun to purchase up to 700,000 additional shares of the Company’s common stock at exercises prices ranging from $2.25 per share to $3.063 per share, expiring on various dates from December 1, 2009 through April 27, 2011. During 2007, in connection with completion of Company’s two public offerings, all of the Series A Preferred shares were exchanged or converted into a like number of Company common shares.

Upon completion of the RTO, and in accordance with the terms of the Arrangement Agreement, the Company exchanged 1,250,010 shares of our common stock for 45 shares of GeoCam common stock, representing 4.5% of the outstanding capital of GeoCam.

In August and November 2006, Geovic issued 865,156 shares of Geovic restricted common stock to 17 persons who held stock options granted under the Geovic stock option plan during 2005 and 2006. Of the shares, we issued 780,110 shares to the five persons who are executive officers and directors of Geovic and of Geovic Mining. The restricted shares of Geovic were issued to the option holders in connection with an increase in the option exercise price of all Geovic options held by such persons to an exercise price equal to the estimated fair market value of Geovic shares as of the dates of granting of the options. The restricted shares issued are subject to forfeiture upon occurrence of certain conditions, including the failure of the shareholder to continue to be employed by, or available to furnish services to, Geovic through August 15, 2007, as to one half of the shares issued and through August 15, 2008 as to the balance of the shares issued. Effective upon the completion of the RTO, we exchanged 865,156 of our restricted common shares for the 865,156 restricted Geovic shares held by such persons, which was consistent with the exchange we made on that date of our common shares for all outstanding Geovic common stock in connection with the RTO.

In connection with completion of the RTO, we issued 1,250,010 shares of our common stock to Mr. Buckovic in exchange for 45 shares of the capital stock of GeoCam which he owned. As a result, we increased Geovic’s ownership of GeoCam from 55.5% t0 60%, and Mr. Buckovic’s interest was decreased from 5.0% to 0.5%, represented by five GeoCam shares he retained. In April 2006, Geovic entered into an Exclusive Option Agreement with Mr. Buckovic under which Mr. Buckovic granted Geovic an exclusive option to acquire the remaining five shares of GeoCam and related 0.5% interest at anytime through 2020. We will issue 139,000 shares of our common stock in exchange for the GeoCam shares if we exercise this option, and we are obligated to protect Mr. Buckovic’s interest in GeoCam from dilution while we hold the option. As a result we will make capital contributions which may be required of Mr. Buckovic as a GeoCam shareholder under the GeoCam Shareholder Agreement. Mr. Buckovic agreed to continue to serve as a director of GeoCam while he is a GeoCam shareholder.

In April, 2006, Mr. MacDonald purchased 362,000 shares of our common stock (adjusted for exchange upon completion of the RTO) from Geovic.

Procedures for Approval of Transactions with Related Persons

We plan to adopt a written policy relating to the approval of transactions with related persons before the Effective Date of this Registration Statement. We currently do not have a written policy, and any such transactions are approved by our Board of Directors in accordance with applicable law.

Our written policy for the review of transactions with related persons is expected to require review, approval or ratification of all transactions in which Geovic Mining is a participant and in which a Geovic Mining director, executive officer, a significant stockholder or an immediate family member of any of the foregoing persons, or a person with a similar relationship with a subsidiary of Geovic Mining, has a direct or indirect material interest, subject to certain categories of transactions that are deemed to be pre-approved under the policy. As set forth in the policy, the pre-approved transactions include employment of executive officers, director compensation (in general, where such transactions are required to be reported in our proxy statement pursuant to SEC compensation disclosure requirements), as well as transactions in the ordinary course of business where the aggregate amount involved is expected to be less than $5,000. All related party transactions will have to be reported for review by the Corporate Governance Committee of the Board of Directors or the Audit Committee. We expect the Board of Directors to adopt a charter for our Corporate Governance Committee before the Effective Date of this Registration Statement. Transactions deemed to be pre-approved will not have to be reported to the Committee, except that transactions in the ordinary course of business must be submitted to the Committee for review at its next following meeting.

Following its review, the Committee will determine whether these transactions are in, or not inconsistent with, the best interests of Geovic Mining and our stockholders, taking into consideration whether they are on terms no less favorable to Geovic Mining than those available with other parties and the related person’s interest in the transaction. If a related party transaction is to be ongoing, the Corporate Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related person.

ITEM 8. LEGAL PROCEEDINGS

We know of no legal proceedings, contemplated or actual, in which we are involved which could materially affect our business or the business of any of our subsidiaries..

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common shares

The Common shares of Geovic Mining Corp. are listed on the Toronto Stock Exchange—Venture (TSXV) under the symbol GMC. The following table sets out the reported high and low sale prices on the TSXV for the periods indicated as reported by the exchange:

TSXV—Venture (Cdn$)
		High	Low
2005	1st quarter (1)	—	—
	2nd quarter(1)	—	—
	3rd quarter(1)	—	—
	4th quarter(1)	—	—
2006	1st quarter(1)	—	—
	2nd quarter(1)	—	—
	3rd quarter(2)	—	—
	4th quarter(3)	3.25	2.27
2007	1st quarter	4.62	2.00
	2nd quarter (through May 8)	4.40	3.28

(1)

The shares of Resource Equity, Ltd. (Resource Equity), which was acquired in the RTO effective December 1, 2006, were previously traded on the TSXV. Prior to completion of the RTO, the shares of Resource Equity had no relationship to our present company. During 2005 and until the forth quarter of 2006, the shares were listed under the symbol “REQ”.

(2)	Trading of REQ was suspended on the TSXV on August 8, 2006, the approximate date on which Resource Equity agreed to the Acquisition and RTO, which was completed December 1, 2006.

(3)	Trading on the TSXV, under the symbol GMC, resumed December 2, 2006.

On May 8, 2007, the last reported sale price of the Common shares of Geovic Mining on the TSXV was Cdn$3.50. As at April 30, 2007, there were 99,323,736 Common shares issued and outstanding. On that date we had 609 registered stockholders of record, of which approximately 495 are U.S. residents.

Price Range of Warrants

We have three outstanding classes of publicly-traded warrants. We issued 2,999,996 transferable warrants in connection with the RTO that were listed on the TSXV under the symbol GMC.WT since December 7, 2006. We issued 10,800,000 warrants in connection with our March 6, 2007 public offering and those warrants are listed on the TSXV under the symbol GMC.WT.A. We also issued 4,375,000 warrants in connection with the public offering we completed April 27, 2007, and the warrants are listed for trading on the TSXV under the symbol GMC.WT.B. The following tables sets out the reported high and low sales prices for the warrants on the TSXV for the periods indicated, as reported by the TSXV.

		TSXV—Venture (Cdn$)
		High	Low
Warrant GMC.WT
2006	4th quarter	1.60	0.20
2007	1st quarter	2.87	1.15
	2nd quarter(1)	2.81	1.65
Warrant GMC.WT.A
2007	1st quarter	2.25	0.75
	2nd quarter(1)	2.25	1.75
Warrant GMC.WT.B
2007	2nd quarter	1.00	0.80

(1)	Through May 8, 2007.

On May 8, 2007, the last reported sale prices of the Geovic Mining warrants on the TSXV was Warrant GMC.WT:Cdn$2.320; Warrant GMC.WT.A: Cdn$1.750 and Warrant GMC.WT.B Cdn$.089. On that date there were outstanding 2,999,996 million GMC.WT Warrants], 10,800,000 GMC.WT.A Warrants and 4,375,000 GMC.WT.B Warrants.

Transfer Agent for shares and Warrants

The registrar and transfer agent for the Company is Pacific Corporate Trust Company, 3rd floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3139.

Dividends

We have never paid dividends. While any future dividends will be determined by our directors after consideration of our earnings, financial condition and other relevant factors, it is currently expected that our available cash resources will be utilized in connection with development and opening of the cobalt-nickel mine in Cameroon and ongoing acquisition, exploration and evaluation programs which we expect to undertake. Therefore, we do not anticipate that we will pay dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

We have reserved 15 million shares of our common stock for issuance under the Geovic Mining Corp. Stock Option Plan, which number is required to be reduced by 13,038,886, the number of shares of common stock which underlie options we issued in exchange for Geovic options upon completion of the RTO, and options granted after completion of the RTO under the Plan. Presently there are options outstanding to purchase a total of 13,001,886 shares of our common stock held by former Geovic option holders. Accordingly, we may issue options to purchase up to 1,998,114 additional shares of our common stock under the Geovic Mining Corp. Stock Option Plan.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada, where our common shares and warrants are publicly traded, that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of Geovic Mining, other than a Canadian withholding tax.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends on our common shares and the proceeds of the sale or other disposition of our common shares unless a U.S. Holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if a U.S. Holder fails to provide a taxpayer identification number and comply with certain certification procedures or otherwise fails to establish an exemption from backup withholding. If backup withholding applies, the relevant intermediary must withhold U.S. federal income tax on those payments at a current rate of 28%. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Securities Issued Upon Completion of the RTO

In connection with the completion of the RTO on December 1, 2006, Geovic Mining issued the following securities:

     (a)    44,892,932 shares of our common stock to approximately 460 holders of Geovic, Ltd. common stock in exchange for 22,446,466 shares of Geovic, Ltd.

     (b)    Options to purchase up to 11,870,286 shares of our common stock to 49 persons, in exchange for options to purchase up to 5,935,143 shares of Geovic, Ltd.

     (c)    317,208 non-transferable common stock purchase warrants to 44 holders of Geovic, Ltd. non-transferable common stock purchase warrants in exchange for 316,540 Geovic, Ltd. warrants.

     (d)    9,000,001 shares of our common stock to 57 persons in exchange for a like number of shares of common stock of FinCo.

     (e)    6,000,000 shares of our Series A Preferred Stock to six persons in exchange for a like number of shares of preferred stock of FinCo.

     (f)    2,999,000 non-transferable, non-exercisable common stock purchase warrants and 1,000 non-transferable, exercisable warrants to seven persons in exchange for a like number of FinCo non-transferable, non-exercisable warrants.

     (g)    348,600 compensation options to the placement agents in Canada, in exchange for a like number of FinCo compensation options, issued in connection with a private financing by FinCo.

     (h)    6,000,000 shares of our common stock to 24 holders in exchange for a like number of shares of FinCo common stock, held by investors in FinCo’s subscription receipt financing that closed November 3, 2006.

     (i)    2,999,996 transferable, exercisable warrants to purchase our common stock in exchange for a like number of warrants to purchase FinCo common stock, held by investors in FinCo’s subscription receipt financing closed November 3, 2006.

     (j)    1,250,010 shares of our common stock to William A. Buckovic, an officer and director of Geovic Mining and of Geovic, Ltd., in exchange for 45 shares of Geovic Cameroon, S.A., our majority-owned subsidiary.

No underwriters were involved in any of the issuances of our securities as described in subparagraphs (a) through (f) and (h) through (j) above, all of which were exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof. The issuances described in subparagraphs (a) through (f) and (h) through (j) were issued after the Grand Court of the Cayman Islands, after notice to the security holders of Geovic, Ltd. and FinCo and upon approval of the Arrangement Agreement by such security holders at meetings held for that purpose, determined after a hearing at which all securities holders were entitled to attend, that the transactions described in the Arrangement Agreement were fair to the security holders, including all of the persons to whom the securities were issued. The issuance of the securities described in subparagraph (g) above were exempt from the registration requirements under Regulation S as such securities were issued to non-U.S. persons outside the United States.

First Public Offering

On March 6, 2007, we completed a public offering of 21,600,000 Units of common stock and warrants outside the United States. Each Unit consisted of one share of our common stock and one-half of a warrant to purchase an additional share, exercisable for five years from March 6, 2007 at an exercise price of Cdn$3.00 per share. Each Unit was sold at Cdn$2.50 per Unit for total proceeds of Cdn$54 Million. Canaccord Capital Corporation, Orion Securities, Inc. and Desjardins Securities, Inc. were the principal underwriters in our public offering and received cash commissions of 6% of the offering proceeds, or Cdn$3,240,000. The shares and warrants issued in the first public offering were exempt from the registration requirements of the Securities Act under Regulation S adopted under the Act as there was no offering or sale of the securities to any U.S. person.

In connection with completion of the public offering, we exchanged 4,175,000 shares of our common stock for a like number of shares of our outstanding Series A Preferred Stock held by seven holders in accordance with the terms of an agreement with such holders. Also, outstanding performance warrants held by seven warrant holders to purchase up to 1,174,000 shares became exercisable at an exercise price of $2.25 per share at any time until March 6, 2010. These securities were exempt from the registration requirements of the Securities Act under Regulation S adopted under the Act as the persons to whom the securities were issued were non-U.S. persons not present in the United States.

Second Public Offering

On April 27, 2006, we completed a second public offering of 8,750,000 Units of common stock and warrants outside the United States. Each Unit consisted of one share of our common stock and one-half of a warrant to purchase an additional share, exercisable for five years from April 27, 2007 at an exercise price of Cdn$5.00 per share. Each Unit was sold at Cdn$4.00 per Unit for total proceeds of Cdn$35 Million. The underwriters have an over-allotment option to purchase up to 1,312,500 additional Units of our securities at any time until May 29,2007. Canaccord Capital Corporation and Orion Securities, Inc. were the principal underwriters in the public offering and received cash commissions of 5% of the offering proceeds, or Cdn$1,750,000, and will total Cdn$2,012,500 if the over-allotment option is exercised in full. The shares and warrants issued in the public offering were exempt from the registration requirements of the Securities Act under Regulation S adopted under Act as there was no offering or sale of the securities to any U.S. person.

Upon completion of the public offering, we issued 1,825,000 common shares upon conversion of a like number of shares of our Series A Preferred Stock in accordance with the terms of the preferred stock. Also, outstanding performance warrants to purchase 1,825,000 common shares became exercisable at a price of $3.063 per share at any time until April 27, 2010. These securities were exempt from the registration requirements of the Securities Act under Regulation S adopted under the Act as the persons to whom the securities were issued were non-U.S. persons not present in the United States.

Unregistered Securities Issued by Geovic, Ltd.

Geovic, Ltd. issued the following unregistered securities before the RTO was completed.

     (a)    On April 24, 2006 Geovic, Ltd. Issued 362,000 shares of its common stock to R. J. “Don” MacDonald, a director, for $199,100. No underwriter was involved in the issuance of the shares. The shares issued were exempt from the registration requirements of the Securities Act under Regulation S, as Mr. MacDonald is a non-U.S. person not present in the United States and took the shares pursuant to an appropriate investment representation.

     (b)    In May 2006 Geovic, Ltd. issued 2,100,000 shares to 34 persons for cash consideration of $4,515,000. No underwriter was involved in the placement. The shares were exempt from the registration requirements of the Securities Act under Section 4(2) and Regulation S, as the purchasers were non-U.S. persons as defined in Regulation S not present in the United States. Certificates evidencing the shares issued were restricted from transfer except in compliance with the Securities Act and carried an appropriate restrictive legend.

     (c)    On December 1, 2006 Geovic, Ltd. issued 27,768 shares of its common stock to Gregg Sedun, as a finder’s fee in connection the initiation of the RTO transaction. No underwriter was involved in the issuance of the shares. The shares issued were exempt from the registration requirements of the Securities Act under Regulation S, as Mr. Sedun is a non-U.S. person not present in the United States and took the shares pursuant to an appropriate investment representation.

     (d)    In August 2006, Geovic, Ltd. issued 865,156 shares of restricted common stock to seventeen persons in consideration of the increase in the exercise price of certain outstanding Geovic, Ltd. stock options granted in 1995 and 1996 held by such persons. No underwriters were involved in the transactions. shares were issued in recognition that the exercise price of the options, the prices of which were increased, when issued in 2005 and 2006 were less than fair market value of Geovic, Ltd. common stock when granted, and under Section 409A of the Internal Revenue Code, would have created taxable income to the holders. One-half of the shares are subject to forfeiture until August 15, 2007 upon the occurrence of certain conditions and the balance of the shares are subject to forfeiture until August 15, 2008 upon occurrence of certain conditions. The issuance of the shares were exempt from the registration provisions of the Securities Act under Section 4(2), as each of the persons to whom the restricted shares were issued held options granted under the Geovic, Ltd. Stock Option plan, agreed in writing with the Company to hold the shares for investment purposes, and not to transfer the shares except in compliance with the Securities Act, and the Company maintains possession of certificates representing the shares while they are subject to forfeiture.

     (e)    Between January 1 2004, and October 17, 2005, Geovic, Ltd. issued 3,163,940 shares of its common stock and warrants to purchase 317,208 shares to 120 purchasers for total proceeds of $4,767,008. No underwriter was involved in these transactions. The issuance of the Geovic, Ltd. shares was exempt from the registration requirements under the Securities Act under Section 4(2) of the Act and Regulation D. Each of the purchasers was an Accredited Investor as defined in Regulation D, each purchaser made appropriate investment representations to the Company, and the certificates evidencing the shares issued included appropriate restrictive legends.

Unregistered Securities Issued by FinCo

Geovic Finance Corp., a corporation formed in 2006 in the Cayman Islands (“FinCo”), issued the following securities that were not registered under the Securities Act.

     (a)    Upon organization FinCo issued 9,000,001 shares of its common stock, 6,000,000 shares of preferred stock and 3,000,000 non-transferable, non-exercisable warrants to 7 persons. The common and preferred shares were issued at $0.045 per share to 57 initial shareholders and the warrants were issued for services to be provided. The shares were exempt from the registration requirements of the Securities Act under Regulation S adopted thereunder as all shares were issued outside the United States to non-U.S. persons.

     (b)    On November 3, 2006, FinCo issued subscription receipts in connection with a private financing made in anticipation of the RTO. The subscription receipts entitled the purchasers, immediately before the closing of the RTO, to exchange the subscription receipts for shares of FinCo common stock and warrants to purchase additional shares of FinCo common stock. FinCo issued 6,000,000 subscription receipts entitling the subscribers to receive 6,000,000 shares of FinCo common stock and 3,000,000 warrants to purchase additional shares of common stock to twenty-four investors for Cdn$11.7 Million ($10.2 Million). Canaccord Capital Corporation served as placement agent in connection with the placement of the subscription receipts and received cash commissions equal to 6% of the purchase price of the subscription receipts sold outside the United States, plus compensation options entitling the agents to acquire up to 348,600 shares of FinCo common stock. The issuance of the subscription receipts was exempt from the registration requirements of the Securities Act under Regulations S and D adopted under the Securities Act. Four purchasers of subscription receipts were U.S. persons present in the United States. Each of such persons qualified as an Accredited Investor as defined in Regulation D and each took the subscription receipts for investment purposes. FinCo filed Form D with the Securities and Exchange Commission and in each of the states where the purchasers resided. All of the other purchasers were non-U.S. persons not present in the United States.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES

General Description of Capital Structure

Our authorized capital consists of the 200,000,000 shares of common stock, $0.0001 par value, of which 99,323,742 shares are issued and outstanding; and 50,000,000 shares of undesignated preferred stock, $0.0001 par value, of which 6,000,000 shares have been designated as Series A Preferred Stock. No shares of our preferred stock are outstanding, and all shares of Series A Preferred stock have been surrendered in exchange for, or converted into, shares of our common stock.

Common Stock

Except as otherwise provided by law or by the resolution or resolutions adopted by the Board of Directors of the Company designating the rights, powers and preferences of any series of preferred stock of the Company, common shares of the Company have the exclusive right to vote for the election of directors and for all other purposes. The holders of common stock have the right to notice of, to attend and to vote at meetings of our Shareholders and each share has the right to one vote per share, the right to receive dividends as and when declared on the shares by the Board of Directors, subject to the satisfaction of any preferential rights of holders of outstanding preferred stock; and the right to receive the remaining property and net assets in the event of liquidation, dissolution or winding-up, subject to the payment of any preference thereto applicable to outstanding preferred stock of the Company.

Preferred Stock

Pursuant to our Certificate of Incorporation, the Geovic Mining Board, without any vote or action by the holders of shares, may issue preferred stock from time to time in one or more series. The Board is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the TSXV, or other securities exchange or system on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by the Board, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. No shares of preferred stock are presently outstanding, and we have no present intention to issue any shares of preferred stock.

Warrants

We have three outstanding classes of transferable Warrants: 2,999,996 Warrants issued December 1, 2006 in connection with the RTO, that expire November 3, 2011 (“November Warrants,” trading symbol: “GMC.WT”), 10,800,000 Warrants issued March 6, 2007 upon completion of our public offering that expire March 6, 2012 (March Warrants,” trading symbol: “GMC.WT.A”), and the 4,375,000 Warrants issued April 27, 2007 upon completion of our public offering (5,031,250 Warrants if the outstanding over-allotment option is exercised in full) that expire April 27, 2012 (the “April Warrants,” trading symbol: “GMC.WT.B”).

The Warrants were issued under separate warrant indentures (the “Warrant Indentures”) entered into between Geovic Mining and Pacific Corporate Trust Company (the “Trustee”). The principal transfer office of the Trustee in Vancouver is the location at which all of the Warrants may be surrendered for exercise, transfer or exchange.

Each whole November Warrant is exercisable to purchase one share of our common stock (a “Warrant Share”) at a price of Cdn$2.50 at any time until November 3, 2011, each whole March Warrant is exercisable to purchase one Warrant Share at a price of Cdn$3.00 at any time until March 6, 2012, and whole April Warrant is exercisable to purchase one Warrant Share at a price of Cdn$5.00 at any time until April 27, 2012.

The Warrant Indentures provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(i)

the issuance of common shares or securities exchangeable for or convertible into common shares to all or substantially all of the holders of the common shares by way of a stock dividend or other distribution;

(ii)	the subdivision, redivision or change of the common shares into a greater number of shares;

(iii)	the consolidation, reduction or combination of the common shares into a lesser number of shares;

(iv)

the issuance to all or substantially all of the holders of the common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the date of such issuance, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture for each class of Warrants, for the common shares on the record date; and

(v)

the issuance or distribution to all or substantially all of the holders of the common shares of (a) shares of any class other than common shares, (b) rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares (other than those contemplated in (iv)), (c) evidences of indebtedness, or (d) any property or other assets (other than cash dividends paid in the ordinary course).

The Warrant Indentures also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(i)	reclassification of the common shares;

(ii)

consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than consolidations, amalgamations or mergers which do not result in any reclassification of the outstanding common shares or a change of the common shares into other shares); or

(iii)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or the number of Warrant shares issuable upon exercise of the Warrants by at least one one-hundredth of a Warrant Share.

We have agreed in the Warrant Indentures that, during the period in which the Warrants are exercisable, Geovic Mining will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant shares will be issuable upon the exercise of any Warrants. Warrantholders will not have any voting or any other rights which a holder of common shares would have until the Warrants are properly exercised and Warrant shares issuable upon the exercise of the Warrants are issued.

The Warrant Indentures provide that, from time to time, Geovic Mining and the Trustee, without the consent of the Warrantholders, may amend or supplement the Warrant Indentures for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of Warrantholders. Any amendment or supplement to the Warrant Indentures that would prejudice the interests of the Warrantholders may only be made by “special resolution”, which is defined in the Warrant Indentures as a resolution either (1) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by the by the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

Voluntary Pooling (Re-Sale) Restrictions

In connection with the RTO, Geovic Mining, Geovic, FinCo and Buckovic agreed that subject to any early release provisions that the Board of Directors of the Company may decide upon,

(a)

all of the Common shares issued upon completion of the RTO, including upon due exercise of Geovic options with an exercise price of less than $1.08, issued to directors, officers or insiders of the Company, to all other FinCo common shareholders, and to FinCo preferred shareholders are subject to a pooling arrangement prohibiting the holder from selling or transferring the shares, whereby:

(i)	10% of a holder’s Common shares are transferable on or after December 1, 2007;

(ii)	15% of a holder’s Common shares are transferable on or after March 1, 2008;

(iii)	15% of a holder’s Common shares are transferable on or after June 1, 2008;

(iv)	15% of a holder’s Common shares are transferable on or after September 1, 2008;

(v)	15% of a holder’s Common shares are transferable on or after December 1, 2008;

(vi)	15% of a holder’s Common shares are transferable on or after March 1, 2009; and

(vii)	the balance of each holder’s Common shares are transferable on or after June 1, 2009; and

(b)	all other Common shares issued upon the completion of the RTO or the due exercise of Geovic options with an exercise price of less than $1.08 are subject to a such a pooling arrangement whereby:

(i)	up to 5,000 Common shares held by a holder were not subject to the pooling restrictions;

(ii)	the greater of 25% of a holder’s Common shares or 5,000 Common shares are transferable on or after June 1, 2007;

(iii)	the greater of 25% of a holder’s Common shares or 5,000 Common shares are transferable on or after December 1, 2007;

(iv)	the greater of 25% of a holder’s Common shares or 25,000 Common shares are transferable on or after June 1, 2008; and

(v)	(the balance of each holder’s Common shares are transferable on or after September 1, 2008.

The Common shares issued in connection with the RTO to each of the following groups or individuals are not subject to the above pooling restrictions:

(i)	Certain former Geovic shareholders holding a total of 500,000 Common shares and who are not directors, officers or insiders of Geovic Mining,

(ii)	Subscribers to the FinCo Subscription Receipt Financing,

(iii)	Geovic optionholders who held Geovic options with an exercise price of $1.08 or greater, upon the due exercise of such Geovic options,

(iv)	Geovic warrantholders, upon the due exercise of such Geovic warrants,

(v)	holders of FinCo performance warrants,

(vi)	holders of compensation options issued in connection with the Subscription Receipt Financing,

(vii)

a Geovic officer pursuant to the executive employment contract providing for a special bonus of options to purchase 10,000 Geovic shares by the officer upon the completion and approval of an environmental study and plan on GeoCam’s cobalt nickel mining project prior to February 1, 2007 and

(viii)

Buckovic pursuant to the exclusive option agreement dated April 24, 2006 between Geovic and Buckovic whereby Buckovic granted to Geovic the exclusive and irrevocable option to purchase 5 GeoCam shares.

Approximately 60,160,000 of our outstanding shares are subject to these pooling restrictions, of which approximately 8,122,000 shares will be released June 1, 2007. An additional 11,092,229 shares would be released from the pooling restrictions December 1, 2007, 4,243,862 would be released March 1, 2008, and 13,046,305 shares would be released June 1, 2008.

The Board of Geovic Mining may take appropriate action to permit one or more early releases of some or all shares from the pooling restrictions, one result of which would be to permit the holders to sell shares subject to the pooling agreement earlier than would otherwise be permitted. Such action would include approval from the TSXV, and approval by our stockholders.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware General Corporation Law

Our Certificate of Incorporation, Bylaws, and the Delaware General Corporation Law (“DGCL”) contain certain provisions, as set forth below, that could delay or make more difficult an acquisition of control of Geovic Mining not approved by the Geovic Mining Board, whether by means of a tender offer, open market purchases, a proxy contest, or otherwise. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Geovic Mining even if such a proposal, if made, might be considered desirable by a majority of Geovic Mining Shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management or Geovic Mining Board without the concurrence of Geovic Mining’s Board of Directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Geovic Mining’s Certificate of Incorporation does not provide for cumulative voting.

Advance Notice Requirements for Stockholder Proposals

Geovic Mining’s Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Geovic Mining’s Secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of Geovic Mining’s outstanding voting securities.

Limitations on Liability; Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Geovic Mining’s Certificate of Incorporation and By-laws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Geovic Mining, or for serving at the request of Geovic Mining as a director or officer or another position at another corporation or enterprise, as the case may be. Geovic Mining’s Certificate of Incorporation and By-laws also provide that Geovic Mining must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnitee as may be required under the DGCL.

The limitation of liability and indemnification provisions in Geovic Mining’s Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Geovic Mining and its stockholders.

Authorized but Unissued shares

Geovic Mining’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. Geovic Mining may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Geovic Mining by means of a proxy contest, tender offer, merger or otherwise.

Delaware Statutory Provisions

Under Section 203 of the DGCL, no Delaware corporation shall engage in a “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder. “Business combination” includes a merger, consolidation, asset sale, or other transaction resulting in financial benefit to the interested stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own 15% or more of the corporation’s voting stock. This prohibition does not apply if: (i) prior to the time that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the stockholder’s becoming an interested stockholder, (ii) upon consummation of the transaction resulting in the stockholder’s becoming an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation, excluding voting stock owned by directors who are also officers and certain employee stock plans, or (iii) at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that the interested stockholder does not own. Under a provision of our Certificate of Incorporation, Geovic Mining has elected not to be subject to Section 203

Certain United States Federal Income Tax Consequences of the Ownership and Disposition of Geovic Mining shares for Persons Other Than U.S. Holders*

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

The following discussion of certain of the anticipated material U.S. federal income tax considerations arising from and relating to the ownership and disposition of Geovic Mining shares is for general information only, and does not purport to be a complete analysis or listing of all U.S. federal income tax consequences that may apply to a Non-U.S. Holder of Geovic Mining shares.

Authorities

This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”); Treasury Regulations, proposed, temporary and final, issued under the Code; and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Registration Statement on Form 10. The Code, Treasury Regulations and judicial and administrative interpretations thereof, however, may change at any time, and any change could be retroactive to the date of this Registration Statement. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and the U.S. Internal Revenue Service (the “IRS”) or the U.S. courts could later disagree with the explanations or conclusions contained in this summary.

______________

*

U.S. Holders should consult their independent tax advisors if they have any tax questions in regard to their Geovic Mining shares. Based on the individual circumstances of each such Holder, tax rules of general application to holders of shares in publicly-traded U.S. corporations will apply to them.

Non-U.S. Holders

A “Non-U.S. Holder” is a beneficial owner of Geovic Mining shares other than a U.S. Holder. For purposes of this summary, a “U.S. Holder” is a beneficial owner of Geovic Mining shares that, for U.S. federal income tax purposes, is: a citizen or resident of the U.S., including some former citizens or residents of the U.S.; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia; an estate if its income is subject to U.S. federal income taxation regardless of its source; or a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions. If a partnership, or other entity taxed as a partnership for U.S. federal income tax purposes, holds the Geovic Mining shares, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partnerships that hold the Geovic Mining shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding the Geovic Mining shares.

Scope of this Disclosure

Transactions Addressed

The following discussion is a summary of the anticipated material U.S. federal income tax consequences arising from and relating to the ownership and disposition of Geovic Mining shares that are generally applicable to Non-U.S. Holders of Geovic Mining shares.

The following discussion of the anticipated material U.S. federal income tax considerations arising from and relating to the disposition of Geovic Mining shares is for general information only, and does not purport to be a complete analysis or listing of all U.S. federal income tax consequences that may apply to a Non-U.S. Holder of Geovic Mining shares. Non-U.S. Holders of Geovic Mining shares are strongly urged to consult their own tax advisors to determine the particular tax consequences to them of the disposition of Geovic Mining shares and any other U.S tax matters that may be relevant in regard to their Geovic Mining shares, including the application and effect of U.S. federal, state, local, and other tax laws.

Persons Not Addressed

The U.S. federal income tax consequences to the following persons (including persons who are Non-U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of a disposition of Geovic Mining shares: (a) Geovic Mining, (b) persons who are subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method, (c) persons who acquired Geovic Mining shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services, (d) persons who hold Geovic Mining shares as part of a position in a straddle or as part of a hedging or conversion transaction and (e) persons who own their Geovic Mining shares other than as a capital asset as defined in the Code.

U.S. Tax Consequences to Non-U.S. Holders of Disposition of Geovic Mining shares Generally

The U.S. does not tax non-resident aliens on their U.S. capital gains from stock unless they are in the U.S. for more than 183 days in the tax year in which the gain is realized and recognized or the gains are effectively connected with a U.S. trade or business. If the non-resident alien is within the U.S. for more than 183 days in the tax year in which the gain is realized and recognized and the gains are not effectively connected with a U.S. trade or business, the gains are subject to withholding at a 30% or lower treaty rate. If the gains are effectively connected with a U.S. trade or business, they are taxed at graduated individual or corporate rates.

U.S. Real Property Holding Corporation Status of Geovic Mining

Geovic Mining is likely to be a United States Real Property Holding Corporation (“USRPHC”) as defined in Section 897(c)(2) of the Code. A USRPHC is treated as a U.S. real property interest (“USRPI”) and gain or loss from the disposition of a USRPI is generally treated as gain which is effectively connected with a U.S. trade or business. However, Section 897(c)(3) of the Code provides that shares of a class of stock that is regularly traded on an established securities market shall be treated as a USRPI only in the case of a person who holds (or held within 5 years previously) more than 5% of such class of stock. Attribution rules apply in determining whether the 5% threshold has been passed, but it appears likely that the Geovic Mining shares will be regularly traded on an established securities market immediately after the Distribution and that few, if any, Non-U.S. Holders will own as much as 5% of the Geovic Mining shares. Consequently, it is unlikely that the Geovic Mining shares will be treated as a USRPI in the hands of most Non-U.S. Holders unless additional Geovic Mining shares are acquired by the Non-U.S. Holder or some event occurs which would cause Geovic Mining shares to cease to be regularly traded on an established securities market.

U.S. Tax Consequences to Non-U.S. Holders of Geovic Mining Shares of Dividends and Other Distributions

Distributions by Geovic Mining to its stockholders with respect to stock are treated first as dividends to the extent that Geovic Mining has current or accumulated earnings and profits, then by the stockholder as return of capital to the extent of the stockholder’s adjusted basis for its Geovic Mining shares and thereafter as gain from sale or exchange of the stockholder’s Geovic Mining shares (See “U.S. Tax Consequences to Non-U.S. Holders of Disposition of Geovic Mining shares Generally” and “U.S. Real Property Holding Corporation Status of Geovic Mining”). The dividend component of any such distribution is treated as United States source gross income for Non-U.S. Holders of Geovic Mining shares, and they will be subject to withholding under Section 1441 of the Code with respect to so much of the distribution as is treated as a dividend. The withholding rate is generally 30%, but may be reduced pursuant to a treaty. The Canada/U.S. Tax Treaty currently provides for a withholding rate of 15% on dividends generally. In the unlikely event the Geovic Mining shares are a USRPI (See “U.S. Real Property Holding Corporation Status of Geovic Mining”), a 10% withholding tax may be imposed on any such distribution that is not out of earnings and profits.

Non-U.S. Holders may be required to provide specific documentation to claim a treaty exemption or other relief or to avoid withholding with respect to the entire distribution.

U.S. Estate and Gift Tax Consequences of Transfers of Geovic Mining Shares

Shares of stock of a company incorporated in the United Sates such as Geovic Mining are considered U.S. situs property for U.S. estate tax purposes and will be subject to U.S. estate tax if they are owned by an individual Non-U.S. Holder at the death of the Non-U.S. Holder. The U.S. has estate tax treaties with many countries, including Canada, which may effect the situs, and the U.S. taxability of the Geovic Mining shares, for U.S. estate tax purposes. It should be noted that the U.S.-Canada estate tax treaty provides that shares of stock of a company have a situs where the company is incorporated and does not alter the statutory result. However, since estate and gift tax rules are extremely complex and results may vary depending on how the shares are owned, the origin of ownership, the mode of ownership and other interests of the decedent as well as other circumstances, each Non-U.S Holder of Geovic Mining shares should consult an independent tax advisor with respect to U.S. estate and gift tax consequences applicable to ownership of Geovic Mining shares in his or her circumstances. U.S. estate tax is imposed using a progressive rate schedule with the highest marginal rate currently being 46%. Although the effect of the tax may be largely mitigated or eliminated by double taxation credit relief in the decedent’s home country, many taxpayers do not find this relief satisfactory and seek to avoid the tax by holding their shares in U.S. corporations through non-U.S. corporations which will not result in U.S. estate tax on the beneficial stockholder’s death.

SINCE THE U.S. ESTATE TAX CONSEQUENCES ARISING FROM THE DEATH OF A GEOVIC MINING SHAREHOLDER MAY BE SEVERE EACH NON-U.S. HOLDER SHOULD ADDRESS THIS AS PART OF THE SHAREHOLDER’S ESTATE PLAN AND OBTAIN THE ADVICE OF A COMPETENT INDEPENDENT TAX ADVISOR.

Non-U.S. Holders of Geovic Mining shares who are individuals are generally not subject to the federal gift tax on transfers of intangible personal property such as the Geovic Mining shares.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SECURITYHOLDER. EACH NON-U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH NON-U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Geovic Mining’s Certificate of Incorporation provides that we shall indemnify any director or officer of Geovic Mining or any person who was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the fullest extent permitted under and in accordance with the laws of the State of Delaware. Our Certificate of Incorporation also eliminates in certain circumstances the liability of directors of Geovic Mining for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for breach of the director’s duty of loyalty to Geovic Mining or our stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or (iv) for transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

Geovic Mining’s By-laws require us to indemnify any director or officer of Geovic Mining, or any person who is or was serving at our request as a director or officer of any other corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by law.

Subsection  (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection  (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director, officer or former director or officer, of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith. Section 145 also provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation, upon such terms and conditions, if any, as the corporation deems appropriate, in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

Section 145 additionally provides that the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees, or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another.

Section 145 also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

We obtained officers’ and directors’ liability insurance for members of our Board of Directors and executive officers of Geovic Mining which became effective following completion of the RTO in December 2006. In addition to the indemnification provided in the Certificate of Incorporation and Bylaws, we also have agreed to indemnify our directors and officers. These agreements generally act as a supplement to the indemnification provisions set forth in our Certificate of Incorporation and Bylaws and Section 145, as in effect from time to time. Generally, these agreements require Geovic Mining to indemnify our directors and executive officers for any reasonable expenses they incur in connection with any action, suit or other proceeding brought against them as a result of their status as a director or executive officer of Geovic Mining or a subsidiary entity. This indemnification will be required only where an individual director or executive officer has acted in good faith and in a manner which he or she reasonably believes was in, or not adverse to, the best interests of Geovic Mining. These indemnification agreements will also require Geovic Mining to advance the expenses of an individual director or executive officer prior to the final disposition of any action, suit or other proceeding, following receipt by Geovic Mining of a statement requesting the advance and providing reasonable detail of expenses incurred. We believe that these indemnification agreements and the provisions of our Certificate of Incorporation and By-laws described in the preceding paragraphs, are necessary and advisable in order to attract and retain highly qualified persons to serve on our Board of Directors and as executive officers.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Neither Geovic Mining, nor Geovic, Ltd. has had any disagreements with, or changes of our independent auditors during the last three years. Prior to completion of the RTO, Resource Equity, Ltd. was audited by Deloitte & Touche.

ITEM 15. FINANCIAL STATEMENTS SCHEDULES AND EXHIBITS

Documents Filed as Part of Report

Financial Statements

The following Consolidated Financial Statements of the Corporation are filed as part of this report:

1.	Report of Independent Accountants dated April 27, 2007	F-1

2.	Consolidated Balance Sheets—At December 31, 2006 and 2005	F-2

3.	Consolidated Statements of Operations—Years ended December 31, 2006, 2005, and 2004	F-3

4.	Consolidated Statements of Cash Flows—Years ended December 31, 2006, 2005 and 2004	F-4

5.	Consolidated Statements of Equity (Deficiency)—Years ended December 31, 2006, 2005 and 2004	F-5

6.	Notes to Consolidated Financial Statements	F-6

Financial Statement Schedules

No financial statement schedules are filed as part of this report because such schedules are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description

2.1	Arrangement Agreement as Amended dated October 31, 2006,

2.2	Arrangement Agreement Amending Agreement.

3.1	Certificate of Domestication of the Registrant, dated November 21, 2006.

3.2	Certificate of Incorporation of the Registrant, dated November 21, 2006.

3.3	Bylaws of Registrant.

4.1	Certificate of Designation of Series A Convertible Preferred Stock.

4.2	Warrant Indenture dated December 1, 2006 between Geovic Mining Corp and Pacific Corporate Trust Company.

4.3	Warrant Indenture dated March 1, 2007 between Geovic Mining Corp and Pacific Corporate Trust Company.

4.4	Warrant Indenture dated April 20, 2007 between Geovic Mining Corp and Pacific Corporate Trust Company.

4.5	Geovic Mining Corp. Audit Committee Charter Adopted April 30, 2007.

4.6	Underwriting Agreement by and among Geovic Mining Corp., Canaccord Adams Limited, Canaccord Capital Corporation and Orion Securities Inc. dated April 11, 2007.

10.1	Letter Agreement between Registrant, Frank Guistra and William A. Buckovic, Dated February 26, 2007

10.2	Finders Fee Agreement Between Geovic, Ltd. (Geovic) and Gregg J. Sedun (Sedun) Effective December 1, 2005.

10.3	Service Agreement between Geovic, Ltd. and Mineral Services, LLC, effective June 6, 2004.

10.4	Republic of Cameroon Mining Permit Decree, Dated April 11, 2003.

10.5	Mining Convention Between The Republic of Cameroon and Geovic Cameroon, S.A., dated July 31, 2002.

10.6	Geovic Cameroon Plc Shareholders Agreement, dated April 9, 2007.

10.7	Exclusive Option Agreement between Geovic, Ltd. and William A. Buckovic dated April 24, 2006.

Exhibit
Number	Description

10.8	Form of Director Compensation Letter, dated December 1, 2006.

10.9	Extended Employment Agreement of William A. Buckovic, dated April 20, 2006.

10.10	Extended Employment Agreement of David C. Beling, dated April 20, 2006.

10.11	Extended Employment Agreement of John Sherborne Jr., dated April 20, 2006.

10.12	Executive Employment Contract of Gary R. Morris, dated May 1, 2006.

10.13	Geovic Mining Corp. Stock Option Plan dated September 29, 2006

10.14	Agreement for Consulting and Professional Services Between Geovic, Ltd. and Washington Group International, Inc. efficetive as of June 30.2006

10.15

Summay Section of Technical Report of Nkamouna and Mada Cobolt Project, Cameroon, prepared by Pincock, Allen & Holt for Geovic, Ltd., Geovic Mining Corp on behalf of Geovic Cameroon, Plc, dated March 12, 2007.

10.16	Patent License Agreement Inco Limited, dated November 8, 2006.

10.17	Investor Relations Agreement with Vanguard Shareholder Solutions Inc. , dated as of December 1, 2006.(1)

10.18	Compensation Option to Purchase Common Shares of Geovic Mining Corp.

10.19	Loan and Debt Repayment Security Agreement between Geovic, Ltd. and Geovic Cameroon Plc., effective January 1, 2006.(1)

21	Subsidiaries of the Corporation.

99.1	Geovic Mining Corp. Short Form Prospectus dated April 19, 2007.

99.2	Annual Information Form, for year ended December 31, 2006.(1)

99.3	Information Circular for Annual Meeting of Stockholders.(1)

________________

(1)	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

GEOVIC MINING CORP. Registrant By: /s/ John E. Sherborne Name: John E. Sherborne Title: Chief Executive Officer

Dated: May 10, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Stockholders of
Geovic Mining Corporation
(an exploration stage company)

We have audited the accompanying consolidated balance sheets of Geovic Mining Corporation (an exploration stage company) as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Geovic Mining Corporation (an exploration stage company) at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

/s/ Ernst & Young LLP
Vancouver, Canada,	Chartered Accountants
April 27, 2007

Geovic Mining Corp.
(an exploration stage company)

CONSOLIDATED BALANCE SHEETS
(United States dollars)

As at December 31

	2006	2005
	$	$
ASSETS
Current
Cash and cash equivalents	9,373,870	935,338
Accounts receivable	7,654	31,972
Prepaid expenses	83,271	60,000

Total current assets	9,464,795	1,027,310
Property, plant and equipment (note 5)	201,869	139,913
Deposits	65,163	4,190

Total assets	9,731,827	1,171,413

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accrued liabilities and other payables	913,138	280,460
Income tax payable (note 9)	859,697	—

Total current liabilities	1,772,835	280,460
Contingent liability (note 8(a))	240,863	240,863

Total liabilities	2,013,698	521,323

Commitments and contingencies (note 8)

Stockholders’ equity
Preferred shares, par value of $.0001, 50,000,000 shares
authorized and 6,000,000 shares issued and outstanding	600	—
Common shares, par value of $.0001 (2005 - no par value),
200,000,000 shares authorized and 62,142,943 (2005 -
19,685,704) shares issued and outstanding	6,214	15,985,313
Share purchase warrants (note 7)	3,074,845	—
Additional paid in capital	37,281,909	10,468,330
Deficit accumulated during the exploration stage	(32,645,439)	(25,803,553)

Total stockholders’ equity	7,718,129	650,090

Total liabilities and stockholders’ equity	9,731,827	1,171,413

See accompanying notes

Geovic Mining Corp.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(United States dollars)

Years ended December 31

	2006	2005	2004	Since Inception
	$	$	$	$
Revenue
Interest and other income	175,861	890	24,657	310,477

	175,861	890	24,657	310,477

Operating expenses
Exploration costs (note 4)	3,465,331	871,727	1,272,912	14,241,480
Head office and management	1,592,627	908,999	636,584	5,599,553
Stock based compensation (note 6)	1,051,924	958,750	1,655,364	11,523,254
Interest and bank charges	8,832	2,468	2,171	27,513
Depreciation	39,336	77,703	149,093	704,419

	6,158,050	2,819,647	3,716,124	32,096,219

Net loss before income taxes	(5,982,189)	(2,818,757)	(3,691,467)	(31,785,742)
Income tax expense	859,697	—	—	859,697

Net loss for the year	(6,841,886)	(2,818,757)	(3,691,467)	(32,645,439)

Basic and diluted loss per share	(0.16)	(0.15)	(0.20)

Basic and diluted weighted average
number of common shares	44,008,591	19,120,913	18,379,839

See accompanying notes

Geovic Mining Corp.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars)

Years ended December 31

	2006	2005	2004	Since Inception
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(6,841,886)	(2,818,757)	(3,691,467)	(32,645,439)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation expense	39,336	77,703	149,093	704,419
Stock based compensation expense	1,051,924	958,750	1,655,364	11,523,254
Changes in non-cash operating working capital:
(Increase) decrease in accounts receivable	24,318	(14,956)	33,961	(7,654)
Increase in prepaid expenses	(23,271)	(60,000)	—	(83,271)
(Increase) decrease in deposits	(60,973)	17,500	(341)	(65,163)
Increase (decrease) in accrued liabilities and
other payables	632,678	(345,450)	(682,487)	913,138
Increase in income tax payable	859,697	—	—	859,697
Increase in contingent liability	—	—	94,798	240,863

Cash used in operating activities	(4,318,177)	(2,185,210)	(2,441,079)	(18,560,156)

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(101,293)	(2,957)	(49,979)	(906,289)

Cash used in investing activities	(101,293)	(2,957)	(49,979)	(906,289)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in bank overdraft	—	(2,715)	—	—
Cash paid to rescind exercise of stock options	(15,000)	—	—	(15,000)
Proceeds from issuance of common and preferred
stock	12,523,323	3,089,832	1,677,176	28,431,641
Proceeds from issuance of stock purchase warrants	3,074,845	—	—	3,074,845
Proceeds from exercise of stock options	18,430	150	32,810	92,425
Cash paid for financing costs	(2,743,596)	—	—	(2,743,596)

Cash provided by the financing activities	12,858,002	3,087,267	1,709,986	28,840,315

Net increase in cash	8,438,532	899,100	(781,072)	9,373,870
Cash, beginning of year	935,338	36,238	817,310	—

Cash, end of year	9,373,870	935,338	36,238	9,373,870

See accompanying notes

Geovic Mining Corp.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY (DEFICIENCY)
(United States dollars)

	Preferred Stock	Common Stock			Stock Purchase	Additional paid-in
	Shares	Amount	Shares	Amount	Warrants	capital	Deficit	Total
	#	$	#	$	$	$	$	$
Balance, December 31, 2003	—	—	18,083,054	11,182,345	—	7,886,736	(19,293,329)	(224,248)

Issuance of common shares	—	—	416,116	1,677,176	—	—	—	1,677,176
Stock options granted	—	—	—	—	—	1,655,364	—	1,655,364
Exercise of stock options	—	—	19,680	32,810	—	(29,520)	—	3,290
Net loss for the year	—	—	—	—	—	—	(3,691,467)	(3,691,467)

Balance, December 31, 2004	—	—	18,518,850	12,892,331	—	9,512,580	(22,984,796)	(579,885)

Issuance of common shares	—	—	1,165,854	3,089,832	—	—	—	3,089,832
Stock options granted	—	—	—	—	—	958,750	—	958,750
Exercise of stock options	—	—	1,000	3,150	—	(3,000)	—	150
Net loss for the year	—	—	—	—	—	—	(2,818,757)	(2,818,757)

Balance, December 31, 2005	—	—	19,685,704	15,985,313	—	10,468,330	(25,803,553)	650,090

Issuance of common shares	—	—	194,884	228,947	—	—	—	228,947
FG Group financing (note 3(a))	—	—	2,100,000	4,515,000	—	—	—	4,515,000
Restricted Stock Grants (note 7)	—	—	432,578	642,609	—	—	—	642,609
Stock options granted (note 6(a))	—	—	—	—	—	283,233	—	283,233
Stock options exercised (note 6)	—	—	33,300	36,231	—	(32,800)	—	3,431
RTO two-for-one stock exchange
(note 3(g))	—	—	22,446,466	—	—	—	—	—
Subscription Receipt Financing
(note 3(c))	—	—	6,000,000	5,899,051	—	—	—	5,899,051
Share Purchase Warrants Issued
(note 3(c))	—	—	—	—	3,074,845	—	—	3,074,845
Shares issued to William
Buckovic (note 3(j))	—	—	1,250,010	1,234,000	—	—	—	1,234,000
Finco Preferred Share Conversion
(note 3(j))	6,000,000	600	—	—	—	—	—	600
Finco Common Share Conversion
(note 3(j))	—	—	9,000,001	675,575	—	—	—	675,575
Shares issued to Resource Equity
Ltd. shareholders (note 3(d))	—	—	1,000,000	—	—	—	—	—
RTO share issue costs (note 3(k))	—	—	—	(2,976,575)	—	—	—	(2,976,575)
Post RTO Stock options (note
6(c))	—	—	—	—	—	329,209	—	329,209
Reclassification of common stock
par value	—	—	—	(26,233,937)	—	26,233,937	—	—
Net loss for the year	—	—	—	—	—	—	(6,841,886)	(6,841,886)

Balance, December 31, 2006	6,000,000	600	62,142,943	6,214	3,074,845	37,281,909	(32,645,439)	7,718,129

See accompanying notes

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Geovic Mining Corp (the “Company”) is incorporated under the laws of the state of Delaware. The Company owns 100% of the shares of Geovic, Ltd (“Geovic”), a company that has been in the mining exploratory stage since its inception. As described in note 3, the Company acquired Geovic and other entities December 1, 2006, pursuant to an agreement (the “Arrangement Agreement”) dated as of September 20, 2006, as amended October 31, 2006, entered into among the Company, Geovic, Geovic Finance Corp. (“FinCo”) and William A. Buckovic (“Buckovic”). For financial reporting purposes, Geovic is treated as the acquiring entity. Geovic is engaged in the business of exploring for nickel, cobalt, and related minerals through its majority-owned (60%) subsidiary, Geovic Cameroon, PLC (“GeoCam”), a financially dependent public limited company duly organized and incorporated under the laws of the Republic of Cameroon. See also note 12 regarding new entities that have been formed. The Company is an exploration stage company in the process of planning to develop its mineral properties through its subsidiaries and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of any amounts shown for mineral property interests in the Company’s balance sheet are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has yet to generate significant revenue from operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles and policies used in these United States generally accepted accounting principles (“US GAAP”)consolidated financial statements are as follows:

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to US GAAP and have been consistently applied in the preparation of the financial statements.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Principles of consolidation

The consolidated financial statements include the accounts of the Company, Geovic, GeoCam and FinCo. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Exploration and development costs

Exploration and development costs are expensed as incurred. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future undiscounted cash flows, including potential sales proceeds, related to a mineral property are estimated to be less than the carrying value of the property.

Mineral property acquisition costs

Mineral property acquisition costs are capitalized until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of the Company reviews the carrying value of each mineral property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the estimated future net cash flows.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock-based compensation

The Company accounts for its stock options in accordance with FAS 123(R) – Share Based Payment, and related interpretations in accounting for stock-based compensation awards to employees, directors and non-employees. In accordance with FAS 123(R) – Share Based Payment, the Company recognizes stock-based compensation expense based on the fair value of the stock option on the date of grant. The fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to additional paid in capital. If the stock options are exercised, the proceeds are credited to share capital.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with a maturity of 3 months or less.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation. Depreciation is computed on the straight-line method using the following terms:

Machinery and equipment	5 to 7 years
Vehicles	5 years
Furniture and equipment	5 years

Accrued site closure costs

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development or normal use of the assets with a corresponding increase in the carrying amount of the related long-lived asset. This amount is then depreciated over the estimated useful life of the asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. Currently, the Company has no asset retirement obligations.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Income taxes

Income taxes are accounted for using the liability method of tax allocation. Under this method deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment. In addition, deferred tax assets are recognized to the extent their realization is more likely than not.

Foreign currency translation

Current assets and liabilities, as well as long-term monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing on the balance sheet date. Other consolidated balance sheet items are translated at the rate prevailing on the respective transaction dates. Transaction amounts denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the transaction dates.

Loss per common share

Loss per common share is determined based on the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the Company has income from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

3. REVERSE ACQUISITION

On May 1, 2006 (as subsequently amended on August 17, 2006, August 29, 2006, October 31, 2006 and March 6, 2007 (see note 12(a)), Geovic signed an agreement with Frank Giustra on behalf of a group of investors (the “FG Group”) and William Buckovic (“Buckovic”), the founder and President of the Company, with respect to a reverse acquisition of Resource Equity Ltd. (now Geovic Mining Corp.) (“Target Co”), a TSX Venture Exchange (“TSX-V”) listed company (the “RTO”). The key provisions of the agreement included:

(a)	The purchase by the FG Group of 2.1 million shares of Geovic at a price of $2.15 per share for gross proceeds of $4.515 million on May 24, 2006;

(b)

The incorporation of Geovic Finance Corp. (“FinCo”), a private Cayman Islands exempt company, with an initial capitalization of 15,000,001 shares (9,000,001 common shares and 6,000,000 preferred shares) and 3,000,000 common share purchase warrants (the “FinCo Performance Warrants”);

(c)

The arrangement by FinCo of equity financing of 6,000,000 subscription receipts at a price of Cdn$1.95 ($1.71) per subscription receipt for gross proceeds of Cdn$11,700,000 ($10,209,424) (the “Initial Financing”) which was completed on November 3, 2006, in escrow, with the escrowed funds released upon the RTO taking effect (the “Effective Date”). Immediately prior to the Effective Date, each subscription receipt was exercisable, without the payment of any further consideration, into one FinCo common share and one-half of a transferable FinCo warrant, with each full warrant entitling the holder to purchase one FinCo common share at an exercise price of Cdn$2.75 per share at any time for five years following the completion of the Initial Financing;

(d)

The identification of Target Co as a party to the RTO, its subsequent consolidation of its outstanding shares to 1 million issued and outstanding common shares, distribution of its non-cash assets and liabilities to its existing shareholders and its continuation from Ontario to the State of Delaware;

(e)	The continuance of the Company from the State of Wyoming into the Cayman Islands on September 5, 2006 as approved by the Company’s shareholders on August 16, 2006; and

(f)

Geovic, FinCo, Target Co, and Buckovic entering into an arrangement agreement (the “Arrangement Agreement”) dated as of September 20, 2006 and amended on October 31, 2006 whereby Target Co will acquire all of the issued and outstanding securities of Geovic and FinCo and 90% of Buckovic’s 5% interest in GeoCam.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

3. REVERSE ACQUISITION (cont’d.)

In consideration:

(g)	Geovic’s shareholders received 2 post-consolidated common shares of Target Co for every common share of Geovic;
(h)

each outstanding Geovic option was exchanged for 2 Target Co options, with each Target Co option entitling the holder to purchase 1 Target Co post-consolidated common share at an exercise price per share equal to one-half of the exercise price in the outstanding Geovic option;

(i)

each outstanding Geovic warrant was exchanged for 1 Target Co warrant, with each Target Co warrant entitling the holder to purchase 1 Target Co post-consolidated common share at an exercise price equal to $1.75 per post-consolidated common share;

(j)

based on the Initial Financing in the gross amount of Cdn$11,700,000 ($10,209,424), shareholders of FinCo received 1 post-consolidated common share of Target Co for each of 9,000,001 common shares of FinCo. The preferred shareholders of FinCo received 6,000,000 Target Co preferred shares, which are non-voting and not entitled to dividends, some or all of which becoming convertible into Target Co common shares upon completion of the Subsequent Financing (as defined below). Buckovic received 1,250,010 Target Co post-reverse acquisition common shares (27,778 Target Co post-reverse acquisition common shares in exchange for each of his 45 GeoCam shares).

(k)	Share issue costs of $2,976,575 were incurred as a result of the RTO including the non-cash fair value of agents stock options in the amount of $232,977.

As part of this RTO, Target Co changed its name to Geovic Mining Corp. (“Geovic Mining”), and Geovic became a wholly owned subsidiary corporation of Geovic Mining.

On November 30, 2006, the Company completed a recapitalization and reverse stock split transaction resulting in reduction of issued and outstanding shares of Resource Equity Ltd. (“Resource”) from 2,344,000 common shares into 1,000,000 common shares. On December 1, 2006, the Company exchanged 1,000,000 of its post transaction common shares for the 1,000,000 common shares of Resource that were outstanding. As the former shareholders of Resource held approximately 1% of the Company following the transaction, the transaction constituted an RTO. Prior to this date, Resource was a public company based in Toronto and listed on the TSX Venture Exchange, the shares of which were suspended from trading between August 6, 2006 and December 1, 2006 and Geovic was a private mining exploration company based in Colorado.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

3. REVERSE ACQUISITION (cont’d.)

Prior to the RTO, Resource was a non-operating public enterprise with nominal net non-monetary assets and therefore did not meet the definition of a business according to the SEC Staff Accounting Bulletins Topic 2A and Staff publications. Accordingly, the RTO was treated as a capital transaction rather than a business combination and no goodwill has been recorded. The net monetary assets of the Company at the transaction date were $32,777.

On December 1, 2006, pursuant to the RTO, the Company acquired: (a) all of the issued and outstanding securities of Geovic from the Geovic security holders, (b) all of the issued and outstanding securities of FinCo from the FinCo security holders; and (c) 45 shares, or 4.5% of the issued and outstanding shares of GeoCam from Buckovic. The 45 GeoCam shares held by Buckovic were transferred to the Company, and Buckovic received 1,250,010 common shares in the capital of the Company. Buckovic continues to hold five GeoCam shares, representing 0.5% of all issued and outstanding GeoCam shares. All common shares in the capital of Geovic were transferred to the Company and each holder of Geovic shares received two common shares in the capital of the Company for each Geovic share. All options to purchase Geovic shares were cancelled and for each Geovic option the Company issued two options, each entitling the holder to purchase one common share of the Company. All warrants to purchase Geovic shares were cancelled and for each Geovic warrant the Company issued a warrant entitling the holder to purchase one common share of the Company at a price of $1.75 per share.

All common shares in the capital of FinCo were transferred to the Company and each holder of FinCo common shares received one common share in the capital of the Company for each FinCo common share held. All preferred shares of FinCo were transferred to the Company and each holder of a FinCo preferred share received one preferred share in the capital of the Company for each FinCo preferred share. All warrants to purchase FinCo common shares (“FinCo Warrants”) were cancelled and the Company issued that FinCo warrantholder a warrant to purchase common shares of the Company with the same terms as the FinCo Warrants. All options to purchase FinCo common shares, which were issued by FinCo to the agents as part of the agents’ commission in connection with the Subscription Receipt Financing (as defined below) were cancelled and for each such option the Company issued an option to purchase a common share of the Company pursuant to the terms of the Acquisition. As a result of the Acquisition, Geovic and FinCo became wholly owned subsidiaries of the Company and the Company subsequently transferred the GeoCam shares to Geovic.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

3. REVERSE ACQUISITION (cont’d.)

In connection with the Acquisition, FinCo and Geovic entered into an agency agreement with a syndicate of agents in connection with an offering on a best efforts basis by FinCo of up to 6,000,000 subscription receipts at a price of Cdn$1.95 ($1.71) per subscription receipt for gross proceeds of Cdn$11,700,000 ($10,209,424). Each subscription receipt was exchangeable, immediately prior to the completion of the Acquisition without payment of any further consideration into one FinCo common share and one half of a transferable warrant, each whole warrant entitling the holder to acquire one FinCo common share at a price of Cdn$2.75 per share for a period of five years from the closing of the offering. The Subscription Receipt Financing was completed on November 3, 2006. In connection with the RTO, all securities issued in connection with the Subscription Receipt Financing were exchanged for similar securities issued by the Company.

4. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of the exploration and development costs incurred by the Company related to its mineral property interests in Cameroon, Africa.

	2006	2005	2004	Since Inception
	$	$	$	$
Cameroon, Africa (60% interest):
Property evaluation	1,126,452	452,896	531,281	6,397,748
Metallurgical studies	649,524	11,486	265,838	1,966,934
Exploration office costs	1,689,355	407,345	475,793	5,876,798

Total exploration and development	3,465,331	871,727	1,272,912	14,241,480
costs

Since the inception of the Cameroon project, Geovic has advanced all operating expenditures on behalf of GeoCam.

The minority shareholders of GeoCam are in the midst of a review of the costs that have been charged to and incurred by GeoCam covering the period since inception to December 31, 2006.

GeoCam gained exclusive rights to exploitation of the cobalt and nickel deposits with the granting of a Mining Convention by the government of Cameroon on August 1, 2002. The Mining Convention grants GeoCam the exclusive rights to mine, process, and export cobalt, nickel and related substances from lands subject to a Mining Permit, which was granted by decree on April 11, 2003. The Mining Convention, which has a primary term of 25 years, sets forth all legal and fiscal provisions governing the mining operation. It is renewable, in 10-year increments for the life of the resource.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

5. PROPERTY, PLANT AND EQUIPMENT

As of December 31, property, plant and equipment consisted of the following:

	2006	2005
	$	$
Machinery and equipment	344,748	343,725
Vehicles	177,984	118,830
Furniture and equipment	171,773	130,660

	694,505	593,215
Less accumulated depreciation	(492,636)	(453,302)

	201,869	139,913

6. STOCK BASED COMPENSATION

Stock options

In 2001, Geovic established the Geovic Limited Stock Plan (the “Plan”) to provide a means whereby Geovic could attract, motivate, and retain key employees, consultants, and service providers who could contribute materially to Geovic’s growth and success, and to facilitate the acquisition of shares of Geovic’s common stock. The aggregate number of shares that could be issued under the Plan could not exceed 50,000,000 (2005 — 50,000,000; 2004 — 50,000,000). The Plan provided for incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options that did not meet the requirements for incentive stock options. Each option agreement (the “Option Agreement”) stated the option exercise price per share purchasable under the option, which could not be less than 10% of the fair market value of a share on the date of grant for all nonqualified stock options or 100% of the fair market value of a share on the date of grant for all incentive stock options. The Option Agreement specified the term, as determined by the Company, during which the option could be exercised. The time when the option could become exercisable could not exceed 10 years in the case of incentive and non-qualified stock options.

The Company adopted a stock option plan (the “Company Option Plan”) under which 15,000,000 Company shares, less the Company options granted in exchange for Geovic options in the RTO (as described in note 3), were reserved for issuance upon exercise of options granted under the Company Option Plan. The outstanding Geovic options that had been issued under the Geovic Plan were cancelled and replaced by options issued under the Company Option Plan.

The Company Option Plan is intended to provide a means whereby the Company and its subsidiaries can attract, motivate and retain key employees, consultants, and service providers who can contribute materially to the Company’s growth and success, and to facilitate the acquisition of shares of Company common stock. The Company Option Plan provides for incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options that do not meet the requirements for incentive stock options. The Company Option Plan requires the option exercise price per share purchasable under the option to be equal to or greater than 100% of the fair market value of a share on the date of grant for all nonqualified stock options or incentive stock options.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

6. STOCK BASED COMPENSATION (cont’d.)

The following table summarizes the Company’s stock option activity and related information for the two years ended December 31, 2006 and 2005. As noted above, options granted by Geovic under the Plan were cancelled and replaced by options under the Company Option Plan in the RTO (as described in note 3):

		Options Outstanding
	Options Available for Grant	Number Outstanding	Weighted-Average Exercise Price per Share
	#	#	$
Available and outstanding at December 31,
2003	45,056,536	4,815,454	0.17
Granted	(577,696)	577,696	0.50
Exercised	—	(19,680)	1.48

Available and outstanding at December 31,	44,478,840	5,373,470	0.20
2004
Granted	(369,883)	369,883	0.67
Exercised	—	(1,000)	0.15

Available and outstanding at December 31,	44,108,957	5,742,353	0.36
2005
Granted under Geovic Limited Stock Plan
prior to RTO	(236,090)	236,090	2.15
Exercised under Geovic Limited Stock Plan
prior to RTO	—	(33,300)	0.10
Termination of Geovic Limited Stock Plan	(43,872,867)	(5,945,143)	0.42
Establish Company Option Plan	15,000,000	—	—
Two-for-one exchange for Company options	(11,890,286)	11,890,286	0.21
Granted under Company Option Plan to agents
in Subsequent Receipt Financing for RTO	(348,600)	348,600	1.71
Granted under Company Option Plan
subsequent to RTO	(800,000)	800,000	1.71

Available and outstanding at	1,961,114	13,038,886.35
December 31, 2006

Exercisable at December 31, 2006		12,363,886.27

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

6. STOCK BASED COMPENSATION (cont’d.)

The following stock option grants were issued by the Company during the year ended December 31, 2006:

(a)

Prior to the RTO the Company granted options, 236,090 (2005 - 369,883; 2004 - 577,696) to officers, directors, employees and non-employees of the Company. In accordance with FAS 123(R), the Company recorded compensation expense of $283,233 (2005 - $958,750; 2004 - $1,655,364). These options were exchanged two-for-one following the RTO (see Note 3).

(b)	In compensation to agents assisting in the Initial Financing, 348,600 agent’s options were granted for which the fair value of $232,977 was recorded as a share issue cost.

(c)

Subsequent to the RTO, 800,000 options were granted as follows: 350,000 options to an investor relations firm and 450,000 options granted to directors of the Company. The Company recorded compensation expense of $96,233 for the options that vested in 2006.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

6. STOCK BASED COMPENSATION (cont’d.)

The weighted-average fair value of options granted during the year is $0.85 (2005 - $2.59; 2004 - $2.72). If options that were originally granted by Geovic under the Plan are exercised, that number of options is available to be granted under the Company Option Plan. If options that were originally granted by the Company under the Company Option Plan are exercised, that number of options is not available to be granted again under the Company Option Plan.

The following table summarizes information concerning options outstanding and exercisable as of December 31, 2006:

Exercise Price	Number of Options	Weighted Average Remaining Contract Life	Weighted Average Exercise Price
$	#	(in Years)	$
0.05	5,240,500	10	0.05
0.075	2,290,744	10	0.075
0.225	795,036	10	0.225
0.10	248,744	7	0.10
0.15	1,651,748	7	0.15
0.375	361,176	8	0.375
0.563	90,392	8	0.563
1.075(note 7)	452,180	10	1.075
1.3(note 7)	739,766	9	1.3
1.713	1,148,600	4	1.713
1.22	20,000	10	1.22

	13,038,886	9	0.35

Exercisable	12,363,886	9	0.27

The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the years ended December 31:

	2006	2005	2004
Expected dividend	0.0	0.0%	0.0%
Risk-free interest rate	4.4 - 4.9%	4.4%	4.2%
Expected volatility*	73.3 - 87.7%	92.17%	72.3%
Expected life (in years)	1.5 - 3	3	10

* Based on available information on volatility of certain publicly traded companies in the same industry.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

6. STOCK BASED COMPENSATION (cont’d.)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s equity instruments.

7. SHAREHOLDERS’ EQUITY

Restricted stock awards

During the third quarter of 2006, the Company issued 274,481 shares of restricted common stock to the option holders who received options in 2005 in exchange for the increase in the exercise price of the 369,883 options granted during the year to $2.60 (prior to RTO two-for-one exchange). The restricted stock will be held in escrow by the Company until one half of the restricted stock shares vest in 2007 and the remaining in 2008. Also, during the third quarter of 2006, the Company issued 152,502 shares of restricted common stock to holders of 226,090 options granted on August 15, 2006 for which their exercise prices were established at $2.15 (prior to RTO two-for-one exchange). The Company recorded compensation expense of $642,609 as a result of these restricted stock awards. A discount of 30% was used to determine the fair value of the restricted stock.

The Company granted restricted stock of 5,595 shares to an employee during the fourth quarter of 2006 subject to certain vesting requirements (prior to RTO two-for-one exchange). The costs are expected to be recognized during the fiscal year ending December 31, 2007.

Share purchase warrants

During the year, the Company issued 2,999,996 stock purchase warrants in connection with the Initial Financing (see note 3(c)). The warrants allow the shareholder to purchase one share of stock of the Company at an exercise price of Cdn$2.75 for every warrant. The contract life of the warrants is five years. In addition, the Company issued 3,000,000 stock purchase warrants in exchange for the Finco Performance Warrants (see note 3). The warrants allow the shareholder to purchase one share of stock of the Company at an exercise price of $2.25 for every warrant. The contract life of the warrants is three years.

The bifurcated fair value of the stock purchase warrants ($3,074,845) is estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: expected dividend: 0%; risk-free rate: 4.4%; expected volatility: 73.3%; and expected life: 3 years.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

7. SHAREHOLDERS’ EQUITY (cont’d.)

Share purchase warrants (cont’d.)

The following table summarizes the Company’s share warrant activity and related information for the two years ended December 31, 2006:

	Number Outstanding	Weighted-Average Exercise Price per Share
	#	$
Warrants outstanding at December 31, 2004	12,600	1.75
Issued	304,608	1.75
Exercised	—	—

Warrants outstanding at December 31, 2005	317,208	1.75
Warrants issued in Subscription Receipt Financing	2,999,996	2.41
Warrants issued from FinCo Performance Warrant
Conversion (note 12(b))	3,000,000	2.25
Exercised	—	—

Warrants outstanding at December 31, 2006	6,317,204	2.30

Warrants exercisable at December 31, 2006	3,317,208	2.35

Refer to the subsequent event detail in note 12.

Preferred shares

The Company is authorized to issue 50 million preferred shares, of which 6 million are designated as Series A convertible, non-voting, non-redeemable, preferred shares with a par value of $0.0001. Concurrently, with the financing of the Company completed on March 6, 2007 (see note 12), the holders of 4,175,000 shares of Series A preferred shares exchanged their shares for a like number of newly issued common shares, leaving 1,825,000 shares of Series A preferred shares outstanding. Concurrently with the financing of the Company completed on April 27, 2007 (see note 12), the holders of the 1,825,000 shares of Series A preferred shares exchanged their shares for a like number of newly issued common shares, leaving no Series A preferred shares outstanding.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

8. COMMITMENTS AND CONTINGENCIES

(a)

During the year ended December 31, 2003, Geovic received a grant from the United States Trade and Development Agency (USTDA). The grant reimburses Geovic for 50% of the cost of a feasibility study for GeoCam’s Cameroon mining project. The grant specifies that, if the project is successful, all grant reimbursement proceeds received by Geovic must be paid back to the USTDA. The proceeds would be paid back once project financing is acquired. If the project is unsuccessful, the reimbursement proceeds would be considered a grant and Geovic would not be required to pay back the USTDA. As of December 31, 2005, Geovic has received $240,863 in grant reimbursement proceeds from the USTDA. The Company has recorded a liability for this amount as of December 31, 2006 and 2005.

(b)

Geovic is committed to future minimum annual rent payments of approximately $98,000 under operating lease agreements for office space in Grand Junction, CO, USA and, with respect to GeoCam, in Yaounde, Cameroon over the next year.

(c)

On November 8, 2006, Geovic entered into a patent license agreement with Inco Limited with respect to certain technological processes and equipment related to processing nickel and cobalt. As partial consideration for the agreement, Geovic paid Inco Limited an initial payment of $20,000. Geovic agreed to pay Inco a royalty based on the net selling price of production, as defined, up to maximum of $400,000 during each 12 month period subject to a total maximum consideration (exclusive of the initial payment) equal to $2 million.

(d)

GeoCam received a letter from the Minister of Industry, Mines and Technological Development of the Republic of Cameroon on March 20, 2006 requesting payment of surface area taxes of approximately $457,000 (CFA240,000,000) and a penalty of the same amount for the period from 2003 to 2005. GeoCam has disputed this amount based on its interpretation of the Mining Convention signed on July 31, 2002 that GeoCam is only committed to pay this surface area tax once commercial exploitation begins. GeoCam has further disputed the amount of surface area subject to tax which reduces the estimated liability to $376,364 (CFA187,500,000).

GeoCam deposited with the Cameroon tax authority $116,764 (CFA62,500,000) on September 30, 2006 corresponding to the surface area tax for 2003. On November 30, 2006, GeoCam deposited with the Cameroon tax authority a further $259,600 (CFA125,000,000) corresponding to the surface area tax for 2004 and 2005. Subsequent to year end, GeoCam deposited an additional $128,675 (CFA62,500,000) for the 2006 surface fee charges.

GeoCam believes, based on discussions with the litigation department of the Directorate of Taxation, that the litigation procedure whereby GeoCam contests the penalties related to the surface area will be a productive approach to resolve this matter. On January 17, 2007, GeoCam paid $57,170 (CFA29,500,000), representing approximately 10% of the total contested amount to be paid according to the provision of Article L121 of the fiscal procedures in force in order to proceed with the litigation procedure.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

9. INCOME TAXES

Reconciliation of statutory tax rates and income tax payable at those rates to the effective income tax rates and provision for income taxes reported in the statement of earnings is as follows:

	2006		2005			2004
	%	$	%	$	%	$
Tax at US statutory rate	35	(2,093,765)	35	(986,565)	35	(1,292,013)
State taxes net of federal benefit		4,565		3,320		(111,113)
Non-deductible expenses		28,354		692,301		387,493
Imputed interest income		330,539		—
Change in valuation allowance		7,932,661		318,704		1,398,484
Foreign tax rate differences		(212,145)		(31,572)		—
Change in estimated future tax benefits
from US and Cameroon exploration
costs and net operating loss
carryforwards		(5,577,977)		—		—
Other		447,465		3,812		(382,851)

		859,697		—		—

Significant components of the Company’s future tax assets are as follows:

	December 31
	2006	2005
	$	$
Future income tax asset
Exploration costs	13,061,954	6,915,887
Net operating loss carryforwards	3,963,898	1,941,850
Tax credits	—	13,383
Stock-based compensation	191,819	414,411
Excess of capital loss over capital gain	3,048	3,048

Future income tax asset	17,220,718	9,288,579
Valuation allowance	(17,220,718)	(9,288,579)

Net future income tax asset	—	—

The Company has incurred losses through operations in Cameroon which are available to reduce taxable income of future years. Future income tax benefits which may arise as a result of these losses have not been recognized as an asset in these financial statements as it cannot be considered likely that they will be utilized.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

9. INCOME TAXES (cont’d.)

The net operating loss carryforwards expire as follows:

Cameroon	$
2007	3,252,634
2008	6,613,345
2009	2,299,026

12,165,005

Geovic has been exclusively funding the activities of GeoCam since its inception in 1995. On November 6, 2002, the Board of Directors of GeoCam unanimously resolved that all funding provided by Geovic to GeoCam be recorded as debt repayable to Geovic. Up to and including the year ended December 31, 2006, approximately $31 million had been advanced by Geovic to GeoCam. The Company at this time is uncertain as to the resolution of the repayment of the debt incurred by GeoCam to December 31, 2006. The minority shareholders of GeoCam are in the midst of a review of the costs that have been charged to and incurred by GeoCam for the period from inception to December 31, 2006. Without certainty as to the ultimate resolution of this matter, the Company has treated the funds advanced by Geovic to GeoCam as intercompany debt as described above. Under U.S. tax law, Geovic is required to impute interest income on the debt at an Applicable Federal Rate which cannot be offset by tax losses in Cameroon.

10. RELATED PARTY TRANSACTIONS

(a)

On June 6, 2004, Geovic, Ltd., entered into an agreement with Mineral Services, LLC related to project development, technical, financing, and marketing services. Mineral Services, LLC is owned by an unaffiliated person who became a director of the Company on September 27, 2006. Total fees paid to Mineral Services, LLC under the agreement during 2006 were $40,000 (2005 — $51,444; 2004 — $10,000).

(b)

Effective December 1, 2005, Geovic entered into a finders fee agreement with an unaffiliated person who became a director of the Company on September 22, 2006. Success fees payable under the agreement consist of shares or cash at the director’s election. The agreement terminated on March 1, 2007, but includes 12 months of “tail coverage” for investments, if any, during such period made by contacts introduced by the director prior to the termination date. Total fees paid to the director under the agreement during 2006 were equal to $187,650 and 27,768 shares (see note 6). The Company recorded compensation expense of $29,850 as a result of the restricted stock award.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

11. RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS

(a)	Uncertain tax positions

In June 2006, the FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, “FIN 48” which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. The Company is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

(b)	Fair value measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact on the Company’s financial statements.

12. SUBSEQUENT EVENTS

(a)

Effective February 26, 2007, in connection with the public offering by the Company which was completed on March 6, 2007 (see note 12(c)), the FG Agreement was superseded and replaced with a new agreement among the Company, the FG Group and the holders of the Series A Preferred Stock of the Company (the “Letter Agreement”). In accordance with the Letter Agreement, the holders of 4,175,000 shares of Series A Preferred Stock exchanged their shares for a like number of newly issued shares of common stock, leaving 1,825,000 shares of Series A Preferred stock outstanding, all of which will be automatically converted into a like number of Company common stock if the holders of Series A Preferred Stock assist the Company to complete at least $18.25 Million of additional equity financing at any time before June 1, 2008 (a “Follow on Offering”).

(b)

Also, Performance Warrants to purchase up to 1,174,000 shares of Company stock, held by seven persons, became exercisable at $2.25 per share, with an expiration of March 6, 2010, leaving 1,825,000 Performance Warrants outstanding, all of which will vest upon completion of one or more Follow on Offerings under which at least $18.25 Million in equity is raised by the Company. If less than $18.25 Million is raised by the Company in Follow on Offerings, then fewer than all Series A Preferred Stock will be converted into common stock and fewer than all unvested Performance Warrants will become vested. Any of the Performance Warrants that vest in the future will have an exercise price not lower than $2.25 per share and will expire three years after the closing date of the applicable Follow on Offering. If one or more Follow on Offerings have not completed by June 1, 2008, Series A Preferred Stock and unvested Performance Warrants shall be deemed to be surrendered to the Company for cancellation. On April 27, 2007, the Company completed a Follow on Offering (see note 12(g)). As a result, all outstanding Series A Preferred Shares were converted into a like number of shares of Company common stock and all outstanding Performance Warrants became vested, and are exercisable at anytime until April 27, 2010.

Geovic Mining Corp.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars)

12. SUBSEQUENT EVENTS (cont’d.)

(c)

On March 6, 2007, the Company raised gross proceeds of Cdn$54 million ($45,836,516) in a public offering through agents of 21.6 million units (including the over-allotment option exercised by the agents) at Cdn$2.50 ($2.12) per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company; each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.00 ($2.55) for a period of five years following the closing of the offering. The net proceeds received by the Company after payment of the cash commission to the agents (equal to 6% of the gross proceeds of the offering) were Cdn$50.76 million, equivalent to approximately $43.09 million. From this amount the Company will pay other expenses of the offering estimated to be approximately $500,000.

(d)	On March 23, 2007, the Company incorporated a new subsidiary, Geovic Energy Corp., under the laws of the State of Colorado.

(e)	On March 29, 2007, Geovic Energy Corp. formed a new subsidiary, Pawnee Drilling, LLC, under the laws of the State of Colorado.

(f)

On April 9, 2007 a shareholders agreement among GeoCam’s majority shareholder, Geovic (60%), Societe Nationale d’Investissement du Cameroun (SNI) (20%), four Cameroon individuals (collectively, 19.5%), and William Buckovic (0.5%) was entered into on April 9, 2007. The shareholders agreement sets forth the terms, conditions and fiscal arrangement for continued participation in the Cameroonian project by the Company and the Cameroon minority shareholders. This includes provisions in accordance with Cameroon business laws for all shareholders to contribute financing as required to advance the project 2007 and forward. The Company believes that the shareholders agreement is consistent with international mining industry standards and is compliant with Western Africa (OHADA) business law.

(g)

On April 11, 2007, the Company entered into an underwriting agreement with Canaccord Adams Limited (together with its affiliate Canaccord Capital Corporation) and Orion Securities Inc. (collectively, the “Underwriters”) pursuant to which the Company, on the April 27, 2007, closing date, issued and sold 8,750,000 units (the “Units”) of the Company at a price of Cdn$4.00 ($3.58) per Unit (the “Issue Price”) for aggregate gross proceeds to the Company of Cdn$35,000,000 ($31,325,000). Each Unit consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of Cdn$5.00 for 5 years following the closing date. From the net proceeds the Company will pay other expenses of the offering estimated to be approximately Cdn$250,000 ($223,750).